File No. 812-
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
___________________________________________________________________
APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
AND FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT
 FROM SECTION 17(a) OF THE ACT
___________________________________________________________________
Allianz Life Insurance Company of North America
Allianz Life Variable Account A
Allianz Life Variable Account B
5701 Golden Hills Dr.
 Minneapolis, MN 55416-1297
___________________________________________________________________
Allianz Life Insurance Company of New York
Allianz Life of NY Variable Account C
28 Liberty Street, 38th Floor
 New York, NY 10005-1423
___________________________________________________________________
Allianz Variable Insurance Products Trust
Allianz Variable Insurance Products Fund of Funds Trust
5701 Golden Hills Dr.
 Minneapolis, MN 55416-1297
___________________________________________________________________
PIMCO Variable Insurance Trust
650 Newport Center Drive
Newport Beach, CA 92660
 ___________________________________________________________________
Communications, Notice, and Order to:
Erik T. Nelson, Esq. Allianz Life Insurance Company of North America 5701 Golden Hills Drive Minneapolis, MN 55416-1297	Chip C. Lunde Carlton Fields Jorden Burt 1025 Thomas Jefferson Street, NW Suite 400 West Washington, DC 20007-5208

December 7, 2016
Page 1 of 200 pages (including Appendices at page 34 and Exhibits at page 190)

UNITED STATES OF AMERICA
Before The
 SECURITIES AND EXCHANGE COMMISSION
In the Matter of:
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
ALLIANZ LIFE VARIABLE ACCOUNT A
 ALLIANZ LIFE VARIABLE ACCOUNT B
And
ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
And
ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST
And
ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST
And
PIMCO VARIABLE INSURANCE TRUST
(File No. 812-)
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT FROM SECTION 17(a) OF THE ACT

Allianz Life Insurance Company of North America ("Allianz Life") and Allianz Life Insurance Company of New York ("Allianz NY") (together the "Insurance Company Applicants"), and their respective separate accounts Allianz Life Variable Account A, Allianz Life Variable Account B, and Allianz Life of NY Variable Account C (collectively with the Insurance Company Applicants, the "Section 26 Applicants"), hereby submit this application (the "Application") for an Order of the United States Securities and Exchange Commission (the "Commission") pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), approving the proposed substitution (each a "Substitution," and collectively the "Substitutions")  of certain securities held by Allianz Life Variable Account A ("Allianz Account A"), Allianz Life Variable Account B ("Allianz Account B"), or Allianz Life of NY Variable Account C ("Allianz Account C") (collectively, the "Separate Accounts" or the "Separate Account Applicants") to support certain individual variable annuity and variable life insurance contracts (the "Contracts") issued by Allianz Life and Allianz NY.
The Section 26 Applicants and the Allianz Variable Insurance Products Trust (the "VIP Trust"), the Allianz Variable Insurance Products Fund of Funds Trust (the "FOF Trust"), and the PIMCO Variable Insurance Trust (the "PIMCO VIT") (together, the "Section 17 Applicants") also request an order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions by redeeming shares issued by each applicable Target Fund (as defined herein) in-kind and using the securities distributed as redemption proceeds to purchase shares issued by the applicable Destination Funds (as defined herein) (the "In-Kind Transactions").
I.	STATEMENT OF FACTS
A.	The Life Companies
1.	Allianz Life Insurance Company of North America
Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896.  Allianz Life offers fixed and variable annuities and individual life insurance.  Allianz Life is licensed to do direct business in 49 states and the District of Columbia.  Allianz Life is an indirect, wholly-owned subsidiary of Allianz SE, a "Societas Europaea" or European stock corporation.  Allianz SE is one of the world's largest insurance and financial services companies.  Allianz SE is headquartered in Munich, Germany, and has operations in more than 70 countries.  At December 31, 2015, Allianz Life had total assets of approximately $120 billion.  The principal offices of Allianz Life are located at 5701 Golden Hills Drive, Minneapolis, MN 55416-1297.
2.	Allianz Life Insurance Company of New York
Allianz NY is a stock life insurance company organized under the laws of the state of New York on September 21, 1982.  Allianz NY offers fixed and variable annuities.  Allianz NY is licensed to do direct business in six states, including New York and the District of Columbia.  Allianz NY is a wholly-owned subsidiary of Allianz Life and an indirect, wholly-owned subsidiary of Allianz SE.  At December 31, 2015, Allianz NY had total assets of approximately $2.9 billion.  Its principal offices are located at 28 Liberty Street, 38th Floor, New York, NY 10005.
B.	The Separate Accounts
Allianz Life is the depositor and sponsor of Allianz Account A and Allianz Account B, and Allianz NY is the depositor and sponsor of Allianz Account C, as those terms have been interpreted by the Commission with respect to variable annuity and variable life insurance separate accounts.  Each of the Separate Account Applicants meets the definition of a "separate account" in Rule 0‑1(e) under the 1940 Act.  Under the terms of the Contracts, the assets of each Separate Account Applicant, equal to the reserves and other Contract liabilities with respect to that Separate Account Applicant, are not chargeable with liabilities arising out of any other business that its Insurance Company Applicant depositor may conduct.  Each Separate Account is divided into subaccounts (each a "Subaccount," collectively, the "Subaccounts").  Each Subaccount invests in the securities of a single portfolio of an underlying mutual fund ("Fund").  The income, and gains and losses, realized or unrealized, from the assets allocated to each Subaccount of each Separate Account Applicant will be credited to or charged against that Subaccount without regard to other income, gains, or losses of its Insurance Company Applicant depositor.

1.	Allianz Life Variable Account A
Allianz Account A is a segregated asset account of Allianz Life.  Allianz Account A was established by Allianz Life on May 31, 1985, under Minnesota insurance laws.  Allianz Account A is used to fund certain variable life insurance policies issued by Allianz Life.  Allianz Account A is divided into a number of Subaccounts, each of which invests in and reflects the investment performance of a specific underlying registered investment company or portfolio thereof (each an "Investment Option").  Allianz Account A is registered as a unit investment trust under the 1940 Act (File No. 811-04965).  Allianz Life is the legal owner of the assets in Allianz Account A.  Allianz Life does not currently issue any new Contracts that allow Contract owners to invest in any of the Subaccounts of Allianz Account A.
2.	Allianz Life Variable Account B
Allianz Account B is a segregated asset account of Allianz Life.  Allianz Account B was established by Allianz Life on May 31, 1985, under Minnesota insurance laws.  Allianz Account B is used to fund certain variable annuity contracts issued by Allianz Life.  Allianz Account B is divided into a number of Subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option.  Allianz Account B is registered as a unit investment trust under the 1940 Act (File No. 811-05618).  Allianz Life is the legal owner of the assets in Allianz Account B.
3.	Allianz Life of NY Variable Account C
Allianz Account C is a segregated asset account of Allianz NY.  Allianz Account C was established by Allianz NY on February 26, 1988, under New York insurance laws.  Allianz Account C is used to fund certain variable annuity contracts issued by Allianz NY.  Allianz Account C is divided into a number of Subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option.  Allianz Account C is registered as a unit investment trust under the 1940 Act (File No. 811-05716).  Allianz NY is the legal owner of the assets in Allianz Account C.
C.	The Contracts
The Contracts are variable annuity contracts and variable life insurance policies.  Allianz Life currently issues individual deferred variable annuity contracts and has previously issued immediate variable annuity contracts and variable life insurance policies.  Allianz NY issues individual deferred variable annuity contracts offered for sale in New York.
Allianz Life Financial Services, LLC ("Allianz Life Financial"), a Minnesota limited liability company and a wholly owned subsidiary of Allianz Life, serves as the principal underwriter of the Contracts.  Allianz Life Financial is located at 5701 Golden Hills Drive, Minneapolis, MN 55416.  Allianz Life Financial is registered as a broker dealer with the Commission under the Securities Exchange Act of 1934 (the "1934 Act") as well as with the securities commissions in the states in which it operates.  Allianz Life Financial does not itself sell the Contracts on a retail basis.  Rather, Allianz Life Financial enters into selling agreements with other broker-dealers registered under the 1934 Act for the sale of the Contracts (selling firms).  These selling firms include third party broker/dealers and Questar Capital Corporation, an affiliated broker/dealer.

Currently, Allianz Life has no effective registration statements for Contracts sponsored by Allianz Account A.  The table below shows effective registration statements with the Commission for Contracts sponsored by Allianz Account B that offer one or more of the Target Funds as an Investment Option:
Allianz Account B
1933 Act Registration No.	Contract Name	Type of Contract	Number of Investment Options*
333-82329	Allianz Alterity	Variable Deferred Annuity	27 / 15
333-169265	Allianz Connections	Variable Deferred Annuity	55 / 38
333-182989	Allianz Connections	Variable Deferred Annuity	55 / 38
333-90260	Allianz High Five	Variable Deferred Annuity	36 / 26
333-95729	Allianz Rewards	Variable Deferred Annuity	27 / 15
333-166408	Allianz Retirement Pro	Variable Deferred Annuity	67 / 53
333-139701	Allianz Vision	Variable Deferred Annuity	55 / 38
333-171427	Allianz Vision	Variable Deferred Annuity	55 / 38
333-182987	Allianz Vision	Variable Deferred Annuity	55 / 38
*
Reflects the number of available Investment Options before / after the proposed Substitutions. Investment options that are "hard closed" in a Contract (not open in the Contract to new money) are not counted as available.

The following table shows registration statements that are effective, but no longer updated for Contracts sponsored by Allianz Account A and Allianz Account B (the "A and B Great Wested Contracts"), which offer one or more of the Target Funds as an Investment Option:
1933 Act Registration No.	Contract Name	Type of Contract	Number of Investment Options*
Great Wested Contracts – Allianz Account A
33-11158	Allianz ValueLife	Flexible Premium Variable Universal Life	20 / 17
333-60206	USAllianz LifeFund	Flexible Premium Variable Universal Life	24 / 18
33-15464	Valuemark Life	Single Premium Variable Life	20 / 17
Great Wested Contracts – Allianz Account B
333-145866	Allianz Connections	Variable Deferred Annuity	55 / 38
333-126217	Allianz Custom Income	Variable Deferred Annuity	26 / 21
333-134267	Allianz Elite	Variable Deferred Annuity	33 / 26
333-111049	Allianz High Five Bonus	Variable Deferred Annuity	36 / 26
333-120181	Allianz High Five L	Variable Deferred Annuity	36 / 26
333-180720	Allianz Retirement Advantage	Variable Deferred Annuity	67 / 53
333-63719	USAllianz Charter	Variable Deferred Annuity	23 / 18
333-101812	USAllianz Charter II	Variable Deferred Annuity	25 / 18
333-47886	USAllianz Dimensions	Variable Deferred Annuity	20 / 16
33-23035	Valuemark II	Variable Deferred Annuity	35 / 24
33-72046	Valuemark III	Variable Deferred Annuity	35 / 24
333-06709	Valuemark IV	Variable Deferred Annuity	36 / 26
33-76190	Valuemark Income Plus	Variable Immediate Annuity	30 / 22
*
Reflects the number of available Investment Options before / after the proposed Substitutions. Investment options that are "hard closed" in a Contract (not open in the Contract to new money) are not counted as available.

Currently Allianz NY has the following effective registration statements with the Commission for Contracts sponsored by Allianz Account C that offer one or more of the Target Funds as an Investment Option:
Allianz Account C
1933 Act Registration No.	Contract Name	Type of Contract	Number of Investment Options*
333-167334	Allianz Retirement Pro NY	Variable Deferred Annuity	67 / 53
333-143195	Allianz Vision NY	Variable Deferred Annuity	55 / 38
333-171428	Allianz Vision NY	Variable Deferred Annuity	55 / 38
333-182990	Allianz Vision NY	Variable Deferred Annuity	55 / 38
*
Reflects the number of available Investment Options before / after the proposed Substitutions. Investment options that are "hard closed" in a Contract (not open in the Contract to new money) are not counted as available.

In addition, Allianz NY has the following registration statements that are effective, but no longer updated for Contracts sponsored by Allianz Account C (the "C Great Wested Contracts"), which offer one or more of the Target Funds as an Investment Option:
Great Wested Contracts – Allianz Account C
1933 Act Registration No.	Contract Name	Type of Contract	Number of Investment Options*
333-19699	Allianz Advantage NY	Variable Deferred Annuity	37 / 25
333-105274	Allianz Charter II NY	Variable Deferred Annuity	38 / 26
333-124767	Allianz High Five NY	Variable Deferred Annuity	36 / 26
333-75718	Allianz Opportunity NY	Variable Deferred Annuity	39 / 27
333-180722	Allianz Retirement Advantage NY	Variable Deferred Annuity	67 / 53
33-26646	Valuemark II NY	Variable Deferred Annuity	17 / 13
333-19699	Valuemark IV NY	Variable Deferred Annuity	24 / 17
*
Reflects the number of available Investment Options before / after the proposed Substitutions. Investment options that are "hard closed" in a Contract (not open in the Contract to new money) are not counted as available.

See Appendix A to the Application for more information on the availability of each of the Target Funds under each Contract, including Target Funds which are hard closed in particular Contracts.
The Contracts allow Contract owners to allocate premium and Contract value among the Subaccounts investing in a large number of Investment Options in a wide variety of asset categories that are managed by a large number of asset managers.  The exact number of Investment Options available varies from Contract to Contract depending on when the Contracts were first offered, whether the Contracts are currently offered for sale, which separate account issued the Contract, product design, and other similar factors.  All of the Contracts offer at least 13 Investment Options. The number of Investment Options available in each of the Contracts affected by the Substitution, both before and after the proposed Substitutions, is shown in the tables above.
The available Investment Options represent a wide variety of asset categories, including Short-Term Bonds, Specialty, Cash Equivalent, Intermediate-Term Bonds, International Equity, Global Equity, Large Cap Value, Large Cap Growth, Large Cap Blend, Mid Cap, Small Cap, and Balanced, and funds of funds with varying allocations of underlying equity funds and fixed income funds.

The available Investment Options are managed and/or subadvised by a wide variety of non-affiliated and affiliated asset managers.  Of the 63 Investment Options available through the Separate Accounts, 29 are managed by Allianz Investment Management LLC ("AIM"), an affiliate of the Insurance Company Applicants, 7 are managed by other affiliates of the Section 26 Applicants, and 27 are managed by asset managers that are not affiliates of the Section 26 Applicants.
In addition, each of the Contracts offers Contract owners one or more investment choices that reduce or eliminate principal fluctuation.  These choices are in the form of a fixed account of the Allianz Life or Allianz Life of NY general account and/or a money market Investment Option.
The Contracts provide for significant investment flexibility through permitted transfers of Contract values among the Investment Options.  In most instances, up to 12 transfers may be made during each year free of charge (the year is measured by the date of issuance of the Contract).  Under the Contracts, the Insurance Company Applicants have reserved the right to charge a $25 fee (or the lesser of $25 or 2% of the amount transferred for certain Contracts) for each transfer in excess of 12 per Contract year.  Since the Contracts are not designed for professional market timing organizations, or other persons using programmed, large, or frequent transfers, the Insurance Company Applicants have reserved the right to restrict transfer activity that they determine to be excessive or inappropriate.
Certain currently-offered Contracts that are part of the Substitutions (such as Allianz Vision, Allianz Connections and Allianz Vision NY) restrict allocations that Contract owners may make to the Investment Options if they select certain optional living benefits.  Under the Allianz Vision, Allianz Connections and Allianz Vision NY Contracts, allocations to certain Investment Options are limited from the date that certain living benefits (i.e., Investment Protector, or Income Protector) are added to the Contract and these restrictions continue until the living benefit ends.  These restrictions also apply to the previously available versions of Allianz Vision, Allianz Connections and Allianz Vision NY, and previously available living benefits on both the current and previous versions of these Contracts (i.e, Target Date Benefits, Income Focus and Lifetime Benefits).  Other previously available Contracts also restricted allocations Contract owners could make to the Investment Options in the certain accounts: Allianz Retirement Pro and Allianz Retirement Pro NY Contracts restricted allocations to the Income Advantage Account, and Allianz Retirement Advantage and Allianz Retirement Advantage NY restricted allocations to the Heritage Account and Retirement Protection Account. Any limits placed on allocations or transfers to any Destination Fund under any of these Contracts will be equally restrictive or less restrictive than the corresponding Target Fund.
Under the Contracts, the Insurance Company Applicants reserve the right, subject to Commission approval and compliance with applicable laws, to substitute one of the Investment Options with another Investment Option after appropriate notice.  Moreover, the Contracts permit the Insurance Company Applicants to limit allocation of purchase payments to one or more Subaccounts that invest in an Investment Option.  The prospectuses or statements of additional information for the Contracts also contain appropriate disclosure of these rights.  Thus, subject to regulatory approval, the Contracts permit the Insurance Company Applicants to stop accepting purchase payments into one or more Investment Options and/or to substitute the shares representing an Investment Option held in a Subaccount for the shares representing another Investment Option.
D.	The Destination Funds
1.	The VIP Trust

The following Destination Funds are series of the VIP Trust:
AZL DFA Five-Year Global Fixed Income Fund
AZL Enhanced Bond Index Fund
AZL Global Equity Index Fund
AZL Moderate Index Strategy Fund
AZL Pyramis Multi-Strategy Fund
AZL Pyramis Total Bond Fund
AZL Russell 1000 Growth Index Fund
AZL Russell 1000 Value Index Fund
AZL S&P 500 Index Fund
The VIP Trust is a Delaware statutory trust registered as an open-end management investment company under the 1940 Act (File No. 811-9491).1 The VIP Trust's shares are registered as securities under the Securities Act of 1933, as amended (the "1933 Act") (File No. 333-83423).
Shares of the VIP Trust are sold to separate accounts of Allianz Life and Allianz Life of NY for the purpose of funding variable annuity contracts and variable life insurance policies.  The Destination Funds, as well as all other funds offered by the VIP Trust, are managed by AIM.  AIM is registered as an investment adviser with the Commission pursuant to the Investment Advisers Act of 1940 (the "Advisers Act") (File No. 801-60167).  AIM's principal business address is 5701 Golden Hills Drive, Minneapolis, MN 55416.
Class 2 shares of Destination Funds are assessed a 12b-1 fee at an annual rate of 0.25% of average daily net assets, which is the maximum 12b-1 fee permitted under the Destination Funds' Distribution Plan.  Pursuant to a Multiple Class Plan established pursuant to Rule 18f-3 under the 1940 Act, the VIP Trust currently is authorized to issue two classes of shares, Class 1 and Class 2, for AZL Pyramis Total Bond Fund, AZL Russell 1000 Growth Index Fund, AZL Russell 1000 Value Index Fund, and AZL S&P 500 Index Fund. Class 1 and Class 2 shares are substantially identical, except that Class 1 shares are not subject to a 12b-1 fee, while Class 2 shares are subject to a 12b-1 fee.  Prior to the date of any Substitution, the VIP Trust's Multiple Class Plan will be revised to authorize the creation of Class 1 shares of the AZL DFA Five-Year Global Fixed Income Fund, the AZL Enhanced Bond Index Fund, the AZL Global Equity Index Fund, and the AZL Pyramis Multi-Strategy Fund, solely for the purpose of receiving assets in connection with the Substitution.
Pursuant to a "manager of managers" exemptive order issued by the Commission pursuant to Section 6(c) of the 1940 Act providing an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act (Order No. 25734, dated September 17, 2002), AIM selects and manages subadvisers ("Subadvisers") for the various series of the VIP Trust, subject to the oversight of the Board of Trustees of the VIP Trust, without obtaining shareholder approval (the "Manager of Managers Order").  The relief granted in the Manager of Managers Order extends to the Destination Funds.  Each of the Destination Funds is offered to Contract owners via a prospectus containing disclosure (1) describing the existence, substance, and effect of the Manager of Managers Order; (2) holding the Destination Fund out to the public as employing the

1  Pursuant to Rule 0-4 under the 1940 Act, this file and other files cited herein are incorporated by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

management structure described in the application for the Manager of Managers Order; and (3) explaining that AIM has the ultimate responsibility (subject to oversight by the Board of Trustees of the VIP Trust) to oversee the Subadvisers and recommend their hiring, termination, and replacement. The AZL Moderate Index Strategy Fund does not currently have a Subadviser; it is a fund of funds, managed directly by AIM, which invests primarily in a combination of five underlying index funds, each of which is another series of the VIP Trust.2
2.	The FOF Trust
The AZL Balanced Index Strategy Fund is a series of the FOF Trust. The FOF Trust is a Delaware statutory trust registered as an open-end management investment company under the 1940 Act (File No. 811-21624).  The FOF Trust's shares are registered as securities under the 1933 Act (File No. 333-167875).
Shares of the FOF Trust are sold to separate accounts of Allianz Life and Allianz Life of NY for the purpose of funding variable annuity contracts and variable life insurance policies.  The AZL Balanced Index Strategy Fund, as well as all other series offered by the FOF Trust, is managed by AIM.
The AZL Balanced Index Strategy Fund has not issued shares in different classes and is not subject to a distribution or shareholder servicing fee. The AZL Balanced Index Strategy Fund is a fund of funds that invests primarily in a combination of five underlying index funds, each of which is a series of the VIP Trust. Although the AZL Balanced Index Strategy Fund is covered by the Manager of Managers Order, the Fund is not set up to utilize the Order and will not utilize the Order without obtaining shareholder consent.
3.	The PIMCO VIT
The following Destination Funds are series of the PIMCO VIT:
PIMCO Balanced Allocation Portfolio
PIMCO Global Core Bond (Hedged) Portfolio
PIMCO Total Return Portfolio
The PIMCO VIT is a Delaware statutory trust registered as an open-end management investment company under the 1940 Act (File No. 811-08399) and its shares are registered as securities under the 1933 Act (File No. 333-37115).

Shares of the Destination Funds that are series of the PIMCO VIT are sold to separate accounts of Allianz Life and Allianz NY, as well as other insurance companies, for the purpose of funding variable annuity contracts and variable life insurance policies.  The Destination Funds offered by the PIMCO VIT are managed by Pacific Investment Management Company LLC ("PIMCO"), an affiliate of the Insurance Company Applicants. PIMCO is registered as an investment adviser with the Commission pursuant to the Advisers Act (File No. 801-48187).  PIMCO is located at 650 Newport Center Drive, Newport Beach, California 92660. PIMCO had approximately $1.49 trillion of assets under management as of March 31, 2016.

2 The Manager of Managers Order, however, also extends to the AZL Moderate Index Strategy Fund.

Administrative Class shares of Destination Funds offered by the PIMCO VIT are assessed a 12b-1 fee at an annual rate of 0.15% of average daily net assets, which is the maximum 12b-1 fee permitted under the Administrative Services Plan for the PIMCO VIT Destination Funds.

The PIMCO VIP Destination Funds do not employ a sub-adviser and do not operate under a manager-of-managers arrangement that, among other things, would permit PIMCO to engage a new or additional sub-adviser without the approval of the applicable PIMCO VIP Destination Fund's shareholders.
II.	PROPOSED SUBSTITUTIONS
A.	The Destination Funds
Each Insurance Company Applicant, on behalf of itself and its Separate Account(s), proposes to exercise its contractual rights and substitute shares of one Fund for that of another Fund by replacing the shares of 23 existing Funds listed below (the "Target Funds") that are held in Subaccounts of their Separate Accounts with shares of the corresponding replacement Funds listed below (the "Destination Funds").
Substitutions	Target Fund	Destination Fund
1	Fidelity VIP FundsManager 50% Portfolio, Service Class 2	AZL Balanced Index Strategy Fund, Class 1
2	Oppenheimer Global Strategic Income Fund/VA, Non-Service Class	AZL DFA Five-Year Global Fixed Income Fund, Class 1
3	Templeton Global Bond VIP Fund, Class 1 Templeton Global Bond VIP Fund, Class 2	AZL DFA Five-Year Global Fixed Income Fund, Class 1 AZL DFA Five-Year Global Fixed Income Fund, Class 2
4	Franklin U.S. Government Securities VIP Fund, Class 1 Franklin U.S. Government Securities VIP Fund, Class 2	AZL Enhanced Bond Index Fund, Class 1 AZL Enhanced Bond Index Fund, Class 2
5	Templeton Growth VIP Fund, Class 1 Templeton Growth VIP Fund, Class 2	AZL Global Equity Index Fund, Class 1 [a] AZL Global Equity Index Fund, Class 2 [a]
6	BlackRock Global Allocation V.I. Fund, Class III	AZL Moderate Index Strategy Fund, Class 1 [b]
7	Fidelity VIP FundsManager 60% Portfolio, Service Class 2	AZL Moderate Index Strategy Fund, Class 1 [b]
8	Franklin Founding Funds Allocation VIP Fund, Class 2	AZL Moderate Index Strategy Fund, Class 1 [b]
9	Franklin Income VIP Fund, Class 1 Franklin Income VIP Fund, Class 2	AZL Pyramis Multi-Strategy Fund, Class 1 [c] AZL Pyramis Multi-Strategy Fund, Class 2 [c]
10	PIMCO All Asset Portfolio, Administrative Class	AZL Pyramis Multi-Strategy Fund, Class 2 [c]
11	Franklin Strategic Income VIP Fund, Class 2	AZL Pyramis Total Bond Fund, Class 2
12	Columbia VP – Seligman Global Technology Fund, Class 1	AZL Russell 1000 Growth Index Fund, Class 1
13	NFJ Dividend Value Portfolio	AZL Russell 1000 Value Index Fund, Class 2
14	Davis Financial Portfolio, Class 1	AZL Russell 1000 Value Index Fund, Class 1
15	Franklin Mutual Shares VIP Fund, Class 1 Franklin Mutual Shares VIP Fund, Class 2	AZL Russell 1000 Value Index Fund, Class 1 AZL Russell 1000 Value Index Fund, Class 2
16	Franklin Rising Dividends VIP Fund, Class 1 Franklin Rising Dividends VIP Fund, Class 2	AZL Russell 1000 Value Index Fund, Class 1 AZL Russell 1000 Value Index Fund, Class 2
17	Dreyfus VIF Appreciation Portfolio, Service Class	AZL S&P 500 Index Fund, Class 2

18	PIMCO Global Multi-Asset Managed Allocation Portfolio, Administrative Class	PIMCO Balanced Allocation Portfolio, Administrative Class [d]
19	PIMCO Emerging Markets Bond Portfolio, Administrative Class	PIMCO Global Core Bond (Hedged) Portfolio, Administrative Class [e]
20	PIMCO Global Bond Portfolio (Unhedged), Administrative Class	PIMCO Global Core Bond (Hedged) Portfolio, Administrative Class [e]
21	PIMCO High Yield Portfolio, Administrative Class	PIMCO Total Return Portfolio, Administrative Class
22	PIMCO Real Return Portfolio, Administrative Class	PIMCO Total Return Portfolio, Administrative Class
23	PIMCO Unconstrained Bond Portfolio, Administrative Class	PIMCO Total Return Portfolio, Administrative Class
a.	Prior to October 14, 2016, this Fund was known as AZL NFJ International Value Fund.
b.	Prior to October 14, 2016, this Fund was known as AZL Invesco Equity and Income Fund.
c.	Prior to October 14, 2016, this Fund was known as AZL Franklin Templeton Founding Strategy Plus Fund.
d.	Prior to October 21, 2016, this fund was known as PIMCO Global Multi-Asset Managed Volatility Portfolio.
e.	Prior to October 21, 2016, this fund was known as PIMCO Global Advantage Strategy Bond Portfolio.

B.	Reasons for the Proposed Substitutions
The proposed Substitutions are part of an ongoing effort by the Insurance Company Applicants to not only make their Contracts more attractive to existing and prospective Contract owners, but also to make the Contracts more efficient to administer.  The Section 26 Applicants believe the proposed Substitutions will help to accomplish these goals for the following reasons:

1. Consolidation of Overlapping Funds. The proposed Substitutions are designed and intended to simplify the menu of Investment Options by eliminating certain overlapping Fund offerings that largely duplicate one another by having substantially similar investment objectives, strategies and risks. The Section 26 Applicants believe that eliminating Investment Option redundancy via the proposed Substitutions would result in a more consolidated and attractive menu of Investment Options under the Contracts. Moreover, because the proposed Substitutions involve consolidating duplicative Investment Options, the Section 26 Applicants submit that the diversity of Investment Options available under the Contracts will be maintained.  In addition, the Contracts will continue to offer a significant number of alternative Investment Options offering a range of investment objectives and strategies.
2. The Same or Lower Fund Operating Expenses.  Except for proposed Substitutions 5 and 9, the total annual operating expenses (before expense waivers and reimbursements) for each Destination Fund are the same or lower than those of the corresponding Target Fund(s).  For proposed Substitutions 5 and 9, each Destination Fund's total net operating expenses are expected to be the same or lower than those of the corresponding Target Fund for two years.  In addition, except for proposed Substitutions 8, and 10, the management fee for each Destination Fund is the same or lower than those of the corresponding Target Fund(s).  For proposed Substitution 8, the Target Fund is a fund of funds, and the combined management fee and 12b-1 fee for the Destination Fund is lower than the combined management fee and 12b-1 fee for the corresponding Target Fund.  For proposed Substitution 10, the Target Fund is a fund of funds, and the combined management fee and 12b-1 fee for the Destination Fund is lower than the combined management fee, management fees of the acquired funds and 12b-1 fee for the corresponding Target Fund.  In addition, in each case the share class of the Destination Fund is the same as the share class of the corresponding Target Fund(s) with respect to the imposition of Rule 12b-1 fees, or the Destination Fund has a lower such fee or no such fee.3
The Section 26 Applicants further agree that they will cause AIM or PIMCO, as applicable, as the investment adviser of each Destination Fund, to enter into a written contract with the applicable Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2016. The Section 26 Applicants further agree that separate account charges for any Contract owner on the Substitution Date will not be increased at any time during the two-year period following the Substitution Date. The Section 26 Applicants believe that the same or lower Fund expenses will appeal to both existing and prospective Contract owners.
3. More Efficient Contract Administration. The proposed Substitutions are part of an overall business plan of the Insurance Company Applicants to make their respective products more efficient to monitor and administer and more competitive (both in terms of new sales and the retention of existing business).  The Insurance Company Applicants believe that more concentrated and streamlined operations for Investment Options will result in increased operational and administrative efficiencies and economies of scale for the Insurance Company Applicants.  In particular, the Insurance Company Applicants feel that concentrating the number of non-affiliated asset managers that advise or subadvise the Investment Options available through the Contracts will simplify the administration of the Contracts with regard to communications with asset managers and Contract owners, and simplify the preparation of various reports and disclosure documents.
4. Improved Fund Manager Selection. Fifteen of the proposed Substitutions would replace an Investment Option that is managed by an unaffiliated asset manager with an Investment Option that is a Series of the VIP Trust or the FoF Trust managed by AIM.  The Insurance Company Applicants believe that by reducing the number of unaffiliated asset managers that manage Investment Options underlying their Contracts and increasing the Investment Options for which AIM serves as the investment manager, they will increase their ability to effectively oversee the Investment Options available to Contract owners.
In addition, the proposed Substitutions will result in more Investment Options under the Contracts having the improved portfolio manager selection afforded by the Manager of Managers Order (all except Destination Funds for proposed Substitutions 18 through 23).  Under the Manager of Managers Order, the replacement of subadvisers when appropriate could be effected more efficiently and the need for fund changes that may affect Contract owners may be reduced.  The Section 26 Applicants believe this will appeal to both existing and prospective Contract owners.
5. No Expense to Contract Owners. Finally, the proposed Substitutions are designed to provide Contract owners with the ability to continue their investment in similar Investment Options without interruptions and at no additional cost to them. In this regard, the Insurance Company

3 Applicants note that, while the AZL Balanced Index Strategy Fund and the AZL Moderate Index Strategy Fund have no Rule 12b-1 fees, the AZL Balanced Index Strategy Fund and the AZL Moderate Index Strategy Fund each currently invests in underlying funds that have Rule 12b-1 fees.  Applicants note that the 12b-1 fees of the underlying funds in which these Destination Funds invest do not exceed 0.25% and are therefore the same or lower than the 0.25% 12b-1 fees of the corresponding Target Funds.  Accordingly, Applicants do not believe that these circumstances raise any unique issue for the requested approval of the proposed Substitutions.

Applicants or an affiliate will bear all expenses and transaction costs incurred in connection with the proposed Substitutions and related filings and notices, including legal, accounting, brokerage, and other fees and expenses. The Contract value for each Contract owner impacted by the proposed Substitutions will not change as a result of the Substitutions.

Further, the Section 26 Applicants note that, because the proposed Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the proposed Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the proposed Substitutions.  What effect the proposed Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Target Funds and Destination Funds, which Section 26 Applicants cannot predict.  Nevertheless, Section 26 Applicants note that at the time of the proposed Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

For these reasons and the reasons discussed below, the Section 26 Applicants believe that substituting the Destination Funds for each of the corresponding Target Funds is appropriate and in the best interests of the Contract owners.
C.	Comparison of Target Funds and Destination Funds
Set out below is a discussion of some of the similarities and differences between the Target Funds and Destination Funds based on a review of their most recent prospectuses.  Additional side-by-side comparisons of the Target Funds and Destination Funds appear in Appendices B - C hereto.
1.	Investment Advisers and Subadvisers
Substitutions 1 through 17 involve moving the assets attributable to the Contracts from Target Funds managed by a variety of investment advisers to Destination Funds that are managed by AIM which is an affiliate of the Insurance Company Applicants.  Substitutions 18 through 23 involve moving assets attributable to Contracts from Target Funds managed by PIMCO to different Destination Funds managed by PIMCO. Specifically, the Substitutions will involve the following investment advisers and Subadvisers:
Substitution	Existing Adviser/Subadviser	New Adviser	New Subadviser(s)
1	FMR Co., Inc.	Allianz Investment Management LLC	n/a
2	OFI Global Asset Management, Inc./ OppenheimerFunds, Inc.	Allianz Investment Management LLC	Dimensional Fund Advisors LP
3	Franklin Advisers, Inc.	Allianz Investment Management LLC	Dimensional Fund Advisors LP
4	Franklin Advisers, Inc.	Allianz Investment Management LLC	BlackRock Financial Management, Inc.
5	Templeton Global Advisors Limited	Allianz Investment Management LLC	BlackRock Investment Management, LLC

6	BlackRock Advisors, LLC	Allianz Investment Management LLC	n/a
7	FMR Co., Inc.	Allianz Investment Management LLC	n/a
8
This is a fund of funds that has no Adviser.  Franklin Templeton Services, LLC (FT Services) operates as the Fund's administrator; T. Anthony Coffey, CFA, Vice President of Franklin Advisers, Inc., assists FT Services, at no charge to the Fund.
		Allianz Investment Management LLC	n/a
9	Franklin Advisers, Inc.	Allianz Investment Management LLC	FIAM LLC / Geode Capital Management, LLC
10	Pacific Investment Management Company LLC / Research Affiliates, LLC	Allianz Investment Management LLC	FIAM LLC / Geode Capital Management, LLC
11	Franklin Advisers, Inc.	Allianz Investment Management LLC	FIAM LLC
12	Columbia Management Investment Advisers, LLC	Allianz Investment Management LLC	BlackRock Investment Management, LLC
13	Allianz Global Investors U.S. LLC / NFJ Investment Group LLC	Allianz Investment Management LLC	BlackRock Investment Management, LLC
14	Davis Selected Advisers, L.P./ Davis Selected Advisers-NY, Inc.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
15	Franklin Mutual Advisers, LLC	Allianz Investment Management LLC	BlackRock Investment Management, LLC
16	Franklin Advisory Services, LLC	Allianz Investment Management LLC	BlackRock Investment Management, LLC
17	The Dreyfus Corporation/ Fayez Sarofim & Co.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
18	Pacific Investment Management Company LLC	Pacific Investment Management Company LLC	n/a
19	Pacific Investment Management Company LLC	Pacific Investment Management Company LLC	n/a
20	Pacific Investment Management Company LLC	Pacific Investment Management Company LLC	n/a
21	Pacific Investment Management Company LLC	Pacific Investment Management Company LLC	n/a

22	Pacific Investment Management Company LLC	Pacific Investment Management Company LLC	n/a
23	Pacific Investment Management Company LLC	Pacific Investment Management Company LLC	n/a

2.	Investment Objectives, Principal Investment Strategies and Risks
In each of the proposed Substitutions, the investment objective, principal investment strategies and principal risks of each Target Fund are similar or substantially similar to those of the corresponding Destination Fund.
A side-by-side comparison of the investment objectives, principal investment strategies, and principal risks, appears in Appendix B, hereto.  The following is a narrative comparison of certain similarities and differences among the Target Funds and corresponding Destination Funds.
a.
Proposed Substitution 1: The Section 26 Applicants seek to replace a fund of funds with exposure to a broad range of equity and fixed income securities with a fund of funds with exposure to a broad range of equity and fixed income securities.  The Section 26 Applicants submit that the investment objectives and principal investment strategies of the Target Fund and Destination Fund are substantially similar.  The investment objective of the Target Fund is high total return and the investment objective of the Destination Fund is long-term capital appreciation with preservation of capital as an important consideration.  Both Funds pursue their investment strategy by investing in a mix of underlying equity and fixed income funds.  The Target Fund uses a target asset allocation among underlying Fidelity funds of approximately 35% in domestic equity funds, 15% in international equity funds, 40% in fixed income funds and 10% in money market funds. The Destination Fund invests in five underlying affiliated index funds and under normal market conditions will allocate 40%-60% in the equity index funds and 40%-60% in the bond index fund.  The principal risks of the Target Fund and the Destination Fund are similar in that they both include risks of investing in a broad range of equity (including US and foreign) and fixed income securities.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking high total return or capital appreciation through a fund of funds with exposure to equity and fixed income investments.

b.
Proposed Substitutions 2 and 3: The Section 26 Applicants seek to replace two actively-managed global fixed income funds with a comparable actively-managed global fixed income fund. The Section 26 Applicants submit that the investment objectives and principal investment strategies of each Target Fund and Destination Fund are similar.  The investment objective of the Oppenheimer Global Strategic Income Fund is total return. The investment objective of the Templeton Global Bond VIP Fund is high current income with preservation of capital, and capital appreciation as a secondary consideration. The investment objective of the Destination Fund is to provide a market rate of return for a fixed income portfolio with low relative volatility.  All the Funds pursue their objectives by investing primarily in U.S. and foreign debt securities.  All the Funds also may use derivatives, particularly related to currency hedging.  The Templeton Global Bond VIP Fund invests predominantly in bonds issued by governments and their agencies and instrumentalities.  The Oppenheimer Global Strategic Income Fund/VA and the Destination Fund generally invest in a wide variety of market sectors including obligations of government and corporate issuers.  The Oppenheimer Global Strategic Income Fund/VA may invest without limit in high yield debt securities, but generally seeks to moderate the risks of investing in high yield instruments and foreign securities "by building a broadly diversified portfolio."  The Templeton Bond VIP Fund focuses on investment grade bonds, but may invest up to 25% of its total assets in below investment grade bonds.  The Destination Fund invests in fixed income securities considered investment grade at the time of purchase.   Both the Target Funds may invest in debt securities with a range of maturities (although the average maturity of the Target Funds as of 9/30/2016 was 6.25 years and 3.18 years, respectively); and the Destination Fund's policy is that the average length of maturity of investments will not exceed five years. Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a broad range of U.S. and foreign debt securities.
c.
Proposed Substitution 4: The Section 26 Applicants seek to replace a U.S. government securities fund with a comparable bond index fund. The Section 26 Applicants submit that the investment objectives and principal investment strategies of the Target Fund and Destination Fund are similar.  The investment objective of the Target Fund is income and the investment objective of the Destination Fund is to exceed the total return of the Barclays U.S. Aggregate Bond Index.  Both Funds pursue their objectives by investing primarily in investment-grade fixed income securities.  The Target Fund invests at least 80% of its net assets in U.S. government securities, while the Destination Fund invests at least 80% of its net assets in investment-grade debt securities of all types and repurchase agreements of those securities.  The Destination Fund uses the Barclays U.S. Aggregate Bond Index as a guide in structuring the Fund.  The Target Fund invests primarily to predominantly in mortgage-backed securities issued by Federal government agencies (e.g., Ginnie Maes), plus other government sponsored enterprises. The Destination Fund also invests a portion of its assets in Ginnie Maes and mortgage-backed securities issued by other GSEs. At June 30, 2016, the Destination Fund invested 33.1% of its net assets in U.S. government agency mortgages and 27.8% of its net assets in U.S. Treasury obligations.  The Destination Fund also invests in derivatives and fixed income of foreign governments and corporations as part of its principal strategy.   Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking substantial exposure to U.S. investment-grade debt securities.  The Section 26 Applicants also note that each Contract also includes a U.S. government money market fund as an investment option.

d.
Proposed Substitution 5: The Section 26 Applicants seek to replace a value-oriented, actively-managed global equity fund with a passively-managed global equity index fund.  The Section 26 Applicants submit that the Target and Destination Funds' investment objectives and principal investment strategies are similar. The investment objective of the Target Fund is long-term capital growth. The investment objective of the Destination Fund is to match the performance of the MSCI World Index as closely as possible. The Target Fund applies a bottom-up, value-oriented, long term approach to achieve its objective. The Destination Fund seeks to track the investment results of the MSCI World Index which is designed to measure the performance of equity securities in the top 85% of equity market capitalization.  The Target Fund primarily invests in common stocks issued by companies of any size.  The index includes equity securities of issuers ranging between $644 million and $688 billion, and primarily includes financial services, healthcare, information technology and consumer discretionary companies.  The Target Fund may use derivatives to hedge against currency risks.    Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a multi-cap global equity fund.
e.
Proposed Substitutions 6 through 8: The Section 26 Applicants seek to replace three global allocation funds with a comparable global allocation fund.  The Section 26 Applicants submit that the Target and Destination Funds' investment objectives and principal investment strategies are substantially similar. All of the Funds seek either high total return or capital appreciation.  Two of the Target Funds are funds of funds and the Destination Fund is a fund of index funds.  Each of the Target and Destination Funds invest in a mix of equity and debt allocations as follows:

Fund Name	Equity/Debt Allocation
BlackRock Global Allocation	may emphasize either equity or debt
Fidelity VIP FundsManager 60%	target 60% equity and 40% fixed income
Franklin Founding Funds Allocation	primarily in equity; to a lesser extent in debt securities
AZL Moderate Index Strategy	50%-70% in equity index funds and 30%-50% in underlying bond index funds

All of the Funds may invest significantly in foreign securities. The BlackRock Global Allocation V.I. Fund is specifically a global fund and often invests 40% or more in non-U.S. securities.  The Franklin Founding Funds Allocation VIP Fund may invest up to 25% in foreign securities.  The other two Funds specifically allocate a portion of their investments to international funds.   The strategies for the BlackRock Global Allocation V.I. Fund and the Franklin Founding Funds Allocation VIP Fund differ somewhat in that they follow a value oriented approach, whereas the Fidelity VIP FundsManager 60% Portfolio and the Destination Fund do not identify value investing as a principal strategy.    Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a multi-cap global equity and debt fund.
f.
Proposed Substitutions 9 and 10: The Section 26 Applicants seek to replace two actively-managed broad asset allocation funds with a comparable actively-managed broad asset allocation fund.  The Section 26 Applicants submit that the Target and Destination Funds' investment objectives and principal investment strategies are substantially similar. Both the Franklin Income VIP Fund and the Destination Fund seek to maximize income or a high-level of income, respectively, while maintaining prospects for capital appreciation.  Similarly, the PIMCO All Asset Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.  Each of the Target and Destination Funds invest in a mix of equity and debt securities and may allocate a portion of their assets to foreign investments.  The Franklin Income VIP Fund invests in a diversified portfolio of debt and equity securities (based on the portfolio manager's analysis of the best opportunities).  The PIMCO All Asset Portfolio is a fund of funds that seeks exposure to a broad spectrum of asset classes through investment in other PIMCO equity and fixed income funds (but investments in equity-related underlying PIMCO funds will not exceed 50%).  The Destination Fund invests approximately 60% in investment-grade fixed income securities and 40% in large cap common stocks.  The strategies for the Funds differ somewhat in that the Franklin Income VIP Fund may invest up to 100% of its assets in below investment grade debt securities (though it held 31.88% in bonds with a rating of BB or less as of 9/31/2016), and follows a value oriented investment approach.  The PIMCO All Asset Portfolio includes high yield risk as a principal risk, but does not specify a target or limit for high yield securities (through the underlying funds). The Destination Fund may invest up to 20% of its fixed-income strategy assets (approximately 12% of total assets) in lower-quality debt securities.    Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to an actively-managed broad asset-allocation fund that seeks high current income.
g.
Proposed Substitution 11: The Section 26 Applicants seek to replace an actively-managed fixed income fund with a comparable actively-managed fixed income fund. The Section 26 Applicants submit that the investment objectives and principal investment strategies of the Target Fund and Destination Fund are substantially similar.  The investment objective of both the Target Fund and the Destination Fund is a high level of current income. The Target Fund also seeks long-term capital appreciation as a secondary goal.  Both Funds pursue their objectives by investing primarily in U.S. and foreign debt securities.  Both Funds may invest in a wide variety of debt securities including corporate, asset-backed and government securities.  Both Funds also may use derivative investments.  One difference among the Funds is the degree to which they may invest in high-yield debt securities.  The Franklin Strategic Income VIP Fund may invest without limit in high yield debt securities.  The Destination Fund invests at least 80% in investment-grade debt securities (of medium and high quality) although it may invest up to 20% in lower-quality debt securities.  The Destination Fund's subadviser uses the Barclays U.S. Aggregate Bond Index as a guide in selecting investments and manages the Fund to have a similar overall risk to the index.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking a high level of current income through exposure to a broad range of U.S. and foreign debt securities.

h.
Proposed Substitution 12: The Section 26 Applicants seek to replace an actively-managed growth-oriented global technology fund with a passively-managed growth index fund.  The Section 26 Applicants submit that the investment objectives and principal investment strategies of the Target Fund and Destination Fund are similar.  The investment objective of the Target Fund is long-term capital appreciation and the Destination Fund is to match the total return of the Russell 1000 Growth Index.  Both the Target Fund and Destination Fund invest primarily in equity securities, though the Target Fund may invest up to 20% in investment-grade debt securities.  Both the Target Fund and Destination Fund invest in growth-oriented securities, though the Destination Fund does so through a passive index approach.  Although the Target Fund may invest in companies with market capitalizations of any size, both Funds invest primarily in large-cap equities.  The Target Fund also normally invests at least 40% in foreign companies.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a larger-cap, growth-oriented strategy.
i.
Proposed Substitutions 13 through 16: The Section 26 Applicants seek to replace four actively-managed value-oriented funds with a passively-managed value index fund.  The Section 26 Applicants submit that the investment objectives and principal investment strategies of the Target Funds and Destination Fund are similar.  The investment objectives of the Target Funds is long-term growth of capital and income, long-term growth of capital, capital appreciation with income as a secondary goal, or long-term capital appreciation with preservation of capital as an important consideration.  The investment objective of the Destination Fund is to match the total return of the Russell 1000 Value Index.  Each of the Funds invests primarily in equity securities, and each of the Funds uses a value-oriented strategy, although the Destination Fund does so through a passive index approach.  Also, each of the Funds generally invests in larger-capitalization companies, except that the Davis VA Financial Portfolio and the Franklin Rising Dividends VIP Fund may invest without regard to market capitalization.  Certain differences exist among the Funds.  For example, the NFJ Dividend Value Portfolio specifically identifies securities on the basis of their dividend yields, Franklin Rising Dividends VIP Fund focuses on financially sound companies with consistently rising dividends, and the Davis VA Financial Portfolio focuses on companies principally engaged in the financial services sector.  Further, each of the Target Funds may invest in foreign securities.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a larger-cap, value-oriented strategy.

j.
Proposed Substitution 17: The Section 26 Applicants seek to replace an actively-managed equity fund with a passively-managed equity index fund. The Section 26 Applicants submit that the Target and Destination Funds' investment objectives and principal investment strategies are substantially similar.  The investment objective of the Target Fund is long-term capital growth consistent with preservation of capital (with current income as a secondary goal); the Destination Fund seeks to match the total return of the S&P 500 Index.  Both of the Funds seek to achieve their objectives by investing principally in a broad selection of larger U.S. equities (though both may invest in multinational companies). Certain differences exist among the Funds.  For example, the Target Fund specifically focuses on "blue chip" companies with total capitalizations of more than $5 billion; the Destination Fund is invested in the large-cap companies of the S&P 500. The Target Fund generally uses an active management investment approach, while the Destination Fund uses a more passive strategy to track its target index and may use derivatives.  Despite certain differences, the Section 26

Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a core U.S. equity strategy.
k.
Proposed Substitution 18: The Section 26 Applicants seek to replace an actively-managed global allocation fund with an actively-managed balanced allocation fund. The Section 26 Applicants submit that the Target and Destination Funds' investment objectives and principal investment strategies are substantially similar.  The investment objective of both the Target Fund and the Destination Fund is total return which exceeds that of its target index.  Both of the Funds seek to achieve their objectives by investing 50%-70% in equity related investments and the balance in fixed income instruments.  Certain differences exist among the Funds.  For example, the Target Fund's equity benchmark is the 60% MSCI World Index and the Destination Fund's equity benchmark is a blend of the S&P 500 Index and MSCI EAFE Net Dividend Index (USD Unhedged).  The Target Fund seeks to achieve its objective by investing in other underlying funds.  The Destination Fund seeks to achieve its objective by investing, with respect to its equity sleeve, in equity derivatives and other equity-related investments, and with respect to its fixed income sleeve, in a diversified portfolio of fixed income instruments.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking total return through a global balanced (50%-70%) strategy.

l.
Proposed Substitutions 19 and 20: The Section 26 Applicants seek to replace an actively-managed emerging markets bond fund and an actively-managed global bond fund with an actively-managed global bond fund. The Section 26 Applicants submit that the Target and Destination Funds' investment objectives and principal investment strategies are substantially similar.  The investment objective of both Target Funds is maximum total return, consistent with preservation of capital and prudent investment management; the investment objective of the Destination Fund is total return which exceeds that of its benchmark.  Each of the Funds seeks to achieve its objective by investing in fixed income investments economically tied to a variety of countries.  Each of the Funds may invest without limit in derivatives.  Certain differences exist among the Funds. The Target and Destination Funds include currency risk; however, the Destination Fund's hedged approach seeks to limit, or hedge, its foreign currency exposure. The PIMCO Emerging Markets Bond Portfolio and the PIMCO Global Bond Portfolio (Unhedged) may invest without limit in emerging market countries, whereas the Destination Fund may invest up to 5% in emerging market countries.  However, all of the Funds set similar limits on investments in high-yield securities.  The Funds' principal risks are substantially identical, except the PIMCO Emerging Markets Bond Portfolio's principal risks include risks of real estate.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to global fixed income investments.

m.
Proposed Substitutions 21 through 23: The Section 26 Applicants seek to replace three actively-managed fixed income funds with a comparable actively-managed fixed income fund. The Section 26 Applicants submit that the investment objectives and principal investment strategies of each Target Fund and Destination Fund are substantially similar.  The investment objective of each Fund is to seek maximum total return, consistent with preservation of capital and prudent investment management.  The Funds pursue their objectives by investing primarily in fixed income instruments (which may be represented by forwards or derivatives).  Each of the Funds may invest in foreign securities, including instruments tied to emerging market countries.  One difference among the Funds is the degree to which they may invest in high-yield debt securities.  The High Yield Portfolio invests primarily in high-yield securities; the Real Return Portfolio invests primarily in inflation-indexed bonds, and the Unconstrained Bond Portfolio invests in both investment-grade and high-yield securities.  The Destination Fund invests primarily in investment grade debt securities, although it may invest up to 20% in high-yield securities.  The Funds also vary in average portfolio duration. The principal risks of each Target Fund and the Destination Fund are identical, except that the Destination Fund's principal risks include convertible securities risk.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking maximum total return consistent with capital preservation and prudent management through exposure to fixed income securities.
3.	Fees and Expenses and Net Assets
A complete side-by-side comparison of fees and expenses for each Substitution appears in Appendix C, hereto.  Except for proposed Substitutions 5 and 9, the total annual fund operating expenses (before expense waivers and reimbursements) of each Destination Fund are lower than those of the corresponding Target Fund.
Further, the Section 26 Applicants agree that they will cause AIM or PIMCO, as applicable, as the investment adviser of each Destination Fund, to enter into a written contract with the applicable Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each such Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2016. Consequently, Contract owners affected by the Substitution may expect fees and expenses in the new Investment Options to be no higher than, and in most cases much lower than, the previously held Investment Options.
A side-by-side comparison of the net asset values of the Target Funds and corresponding Destination Funds also appears in Appendix C, hereto.

4.	Performance History
The following table shows average annual total returns as of December 31, 2015, for each Destination Fund and each Target Fund.
Destination Fund Target Fund	1 year	5 years	10 years	Since Inception	Inception date
AZL Balanced Index Strategy Fund, Class 1	0.01%	6.24%	--%	8.63%	07-10-2009
Fidelity VIP FundsManager 50% Portfolio, Service Class 2	-0.02%	5.65%	--%	4.59%	04-13-2006
AZL DFA Five-Year Global Fixed Income Fund, Classes 1 and 2† *	--%	--%	--%	--%	04-27-2015
Oppenheimer Global Strategic Income Fund/VA, Non-Service Class	-2.26%	2.82%	4.74%	--%	05-03-1993
Templeton Global Bond VIP Fund, Class 1	-4.10%	2.72%	7.60%	--%
Templeton Global Bond VIP Fund, Class 2	-4.30%	2.47%	7.39%	--%
AZL Enhanced Bond Index Fund, Classes 1 and 2*	0.23%	2.89%	--%	3.16%	07-10-2009
Franklin U.S. Government Securities VIP Fund, Class 1	0.71%	2.05%	3.80%	--%
Franklin U.S. Government Securities VIP Fund, Class 2	0.47%	1.80%	3.54%	--%
AZL Global Equity Index Fund, Classes 1 and 2*[a]	-12.57%	-0.14%	--%	6.19%	05-01-2009
Templeton Growth VIP Fund, Class 1	-6.24%	6.27%	3.35%	--%
Templeton Growth VIP Fund, Class 2	-6.49%	6.01%	3.09%	--%
AZL Moderate Index Strategy Fund, Class 1[b]	-2.47%	7.63%	5.75%	--%	05-03-2004
BlackRock Global Allocation V.I. Fund, Class III	-1.15%	4.12%	5.89%	--%
Fidelity VIP FundsManager 60% Portfolio, Service Class 2	0.27%	6.38%	--%	4.41%	08-22-2007
Franklin Founding Funds Allocation VIP Fund, Class 2	-6.21%	6.28%	--%	1.79%	07-02-2007
AZL Pyramis Multi-Strategy Fund, Classes 1 and 2*[c]	-5.46%	5.15%	--%	6.17%	10-23-2009
Franklin Income VIP Fund, Class 1	-6.84%	5.30%	5.61%	--%
Franklin Income VIP Fund, Class 2	-7.05%	5.03%	5.35%	--%
PIMCO All Asset Portfolio, Administrative Class	-8.99%	1.45%	3.49%	--%
AZL Pyramis Total Bond Fund, Class 2	-0.89%	--%	--%	0.82%	09-05-2012
Franklin Strategic Income VIP Fund, Class 2	-3.87%	3.19%	5.20%	--%
AZL Russell 1000 Growth Index Fund, Class 1**	4.86%	12.69%	--%	12.89%	04-30-2010
Columbia VP – Seligman Global Technology Fund, Class 1	10.11%	11.92%	10.36%	--%	05-01-1996
AZL Russell 1000 Value Index Fund, Classes 1 and 2**	-4.42%	10.49%	--%	10.11%	04-30-2010
NFJ Dividend Value Portfolio	-8.86%	--%	--%	9.11%	08-30-2012
Davis VA Financial Portfolio, Class 1	2.01%	10.57%	4.46%	--%
Franklin Mutual Shares VIP Fund, Class 1	-4.69%	8.38%	5.04%	--%
Franklin Mutual Shares VIP Fund, Class 2	-4.94%	8.11%	4.78%	--%
Franklin Rising Dividends VIP Fund, Class 1	-3.42%	10.30%	6.88%	--%
Franklin Rising Dividends VIP Fund, Class 2	-3.65%	10.02%	6.61%	--%
AZL S&P Index Fund, Class 2	0.95%	12.00%	--%	5.38%	05-01-2007
Dreyfus VIF Appreciation Portfolio, Service Class	-2.72%	8.71%	6.42%	--%
PIMCO Balanced Allocation Portfolio, Administrative Class[d]	-1.06%	--%	--%	0.19%	04-27-2012
PIMCO Global Multi-Asset Managed Allocation Portfolio, Administrative Class	-0.14%	0.60%	--%	4.78%	04-15-2009
PIMCO Global Core Bond (Hedged) Portfolio, Administrative Class[e]	-5.03%	--%	--%	-1.02%	05-02-2011
PIMCO Emerging Markets Bond Portfolio, Administrative Class	-2.24%	2.96%	5.28%	--%	9-30-2002

PIMCO Global Bond Portfolio (Unhedged), Administrative Class	-4.03%	0.66%	4.37%	--%	01-10-2002
PIMCO Total Return Portfolio, Administrative Class	0.45%	3.12%	5.45%	--%	12-31-1997
PIMCO High Yield Portfolio, Administrative Class	-1.64%	4.89%	5.82%	--%	04-30-1998
PIMCO Real Return Portfolio, Administrative Class	-2.70%	2.03%	3.90%	--%	9-30-1999
PIMCO Unconstrained Bond Portfolio, Administrative Class	-1.68%	--%	--%	1.42%	05-02-2011

†	Performance information is not presented because the Fund has not had a full calendar year of operations.
*
Prior to the date of any Substitution, the VIP Trust's Multiple Class Plan will be revised to authorize the creation of Class 1 shares of the AZL DFA Five-Year Global Fixed Income Fund, the AZL Enhanced Bond Index Fund, the AZL Global Equity Index Fund, and the AZL Pyramis Multi-Strategy Fund solely for the purpose of receiving assets in connection with the Substitution.

**
Class 1 shares of the AZL Russell 1000 Growth Index Fund and the AZL Russell 1000 Value Index Fund were added in October, 2016. Performance information presented is for Class 2 because Class 1 has not had a full calendar year of operations.

a.	Prior to October 14, 2016, this Fund was known as AZL NFJ International Value Fund.
b.	Prior to October 14, 2016, this Fund was known as AZL Invesco Equity and Income Fund.
c.	Prior to October 14, 2016, this Fund was known as AZL Franklin Templeton Founding Strategy Plus Fund.
d.	Prior to October 21, 2016, this fund was known as PIMCO Global Multi-Asset Managed Volatility Portfolio.
e.	Prior to October 21, 2016, this fund was known as PIMCO Global Advantage Strategy Bond Portfolio.

D.	Procedures for the Proposed Substitutions

1. Prospectus Supplements. The proposed Substitutions will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission (collectively, "Supplements") and delivered to all affected Contract owners at least 30 days before the date the proposed Substitution is effected (the "Substitution Date").  The Supplements will give Contract owners notice of the respective Insurance Company Applicant's intent to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Target Funds as described herein on the Substitution Date. The Supplements also will advise Contract owners that for at least thirty (30) days before the Substitution Date, Contract owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in a Target Fund ("Target Fund Subaccount") to any other available Subaccounts offered under their Contract without any transfer charge or limitation and without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. In addition, the Supplements will (a) instruct Contract owners how to submit transfer requests in light of the proposed Substitutions; (b) advise Contract owners that any Contract value remaining in a Target Fund Subaccount on the Substitution Date will be transferred to a Subaccount investing in the corresponding Destination Fund ("Destination Fund Subaccount"), and that the Substitutions will take place at relative net asset value; (c) inform Contract owners that for at least thirty (30) days following the Substitution Date ("Free Transfer Period"), the Insurance Company Applicants will permit Contract owners to make transfers of Contract value out of each Destination Fund Subaccount to any other available Subaccounts offered under their Contracts in accordance with their Contract terms without the transfer being counted as a transfer for purposes of transfer frequency limitations and fees that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract owners that, except as described in the market timing limitations section or limitations imposed by living benefit riders of the relevant prospectus or disclosure document, the respective Insurance Company Applicant will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Destination Fund Subaccount for the Free Transfer Period.

The Section 26 Applicants will send the Supplements containing this disclosure to all existing Contract owners at least 30 days prior to the Substitution Date. Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the Supplements, as well as prospectuses and supplements for the Destination Funds. The Contract prospectus and Supplement, and the prospectuses and supplements for the Destination Funds will be delivered to purchasers of new Contracts in accordance with all applicable legal requirements.

2. Confirmation Statements. In addition to the Supplements distributed to Contract owners, within five (5) business days after the Substitution Date, the Insurance Company Applicants will send Contract owners a written confirmation of the completed proposed Substitutions in accordance with Rule 10b-10 under the 1934 Act. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements. The Insurance Company Applicants also will send each Contract owner current prospectuses for the Destination Funds involved to the extent that they have not previously received a copy.

3. Redemption and Purchase of Shares. Each Substitution will take place at the applicable Target and Destination Funds' relative per share net asset values determined on the Substitution Date in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder. Accordingly, the proposed Substitutions will have no negative financial impact on any Contract owner. Each proposed Substitution will be effected by having each Target Fund Subaccount redeem its Target Fund shares in cash and/or in-kind (as described herein) on the Substitution Date at net asset value per share and purchase shares of the appropriate Destination Fund at net asset value per share calculated on the same date.
The process for accomplishing the transfer of assets from each Target Fund to its corresponding Destination Fund will be determined on a case-by-case basis. In some cases, it is expected that the Substitutions will be effected by redeeming shares of a Target Fund for cash and using the cash to purchase shares of the Destination Fund. In other cases, it is expected that the Substitutions will be effected by redeeming the shares of a Target Fund in-kind; those assets will then be contributed in-kind to the corresponding Destination Fund to purchase shares of that Fund. All in-kind redemptions from a Target Fund of which any of the Section 26 Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission staff's no-action letter issued to Signature Financial Group, Inc. (Dec. 28, 1999). In-kind purchases of shares of a Destination Fund will be conducted as described in Section IV of this Application.

4. Limits on Expenses. The Insurance Company Applicants or an affiliate will pay all expenses and transaction costs reasonably related to the proposed Substitutions, including all legal, accounting, and brokerage expenses relating to the proposed Substitutions, the below described disclosure documents, and this Application. No costs of the proposed Substitutions will be borne directly or indirectly by Contract owners. Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or the obligations of the Insurance Company Applicants under the Contracts be altered in any way. The proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the proposed

Substitutions than before the proposed Substitutions. The charges for optional living benefit riders, of course, may change from time to time and any such changes would be unrelated to the proposed Substitutions. No fees will be charged on the transfers made on the Substitution Date because the proposed Substitutions will not be treated as a transfer for the purpose of assessing transfer charges or, if applicable, for determining the number of remaining permissible transfers in a Contract year.

As previously noted, the Section 26 Applicants agree that they will cause AIM or PIMCO, as applicable, as the investment adviser of each Destination Fund, to enter into a written contract with the applicable Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each such Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2016.

III.	REQUEST FOR ORDER OF APPROVAL PURSUANT TO SECTION 26(c)
A.	Applicable Law
Section 26(c) of the 1940 Act provides as follows:
It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution.  The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.4
Section 26(c) of the 1940 Act was enacted as part of the Investment Company Act Amendments of 1970.  In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted security,5 recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust be approved by Commission order prior to effecting the transaction.6
Congress responded to the Commission's concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts.  As the legislative history makes clear, Congress intended Section 26(c) to provide

4 The Commission has interpreted Section 26(c) (formerly Section 26(b)) to apply to "a substitution of securities in any subaccount of a registered separate account."  Adoption of Permanent Exemption from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, SEC Rel. No. IC-12678 (Sept. 21, 1982). The proscription of Section 26(c) is addressed to the depositor (here, the Insurance Company Applicants) and not the unit investment trusts (here, the Separate Account Applicants) for which the depositor serves. Nevertheless, as the Commission is aware, orders have historically been granted under Section 26(c) in the name of the depositor and the separate account. Accordingly, Section 26 Applicants here include the Separate Account Applicants.
5 In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Sess. 337 (1966).
6 Id.

Commission scrutiny of proposed substitutions that could otherwise, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial purchase payments, an additional sales load upon reinvestment of the proceeds of redemption, or both.7 The Senate Report on the bill explained the purpose of Section 26(c) as follows:
The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares.  A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load.  The proposed amendment would close this gap in shareholder protection by providing for [Commission] approval of the substitution.  The [Commission] would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.8
Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer unless the Commission approves that substitution.
B.	Basis for Section 26(c) Order
The proposed Substitutions are in furtherance of the exercise, by the Insurance Company Applicants, of rights reserved under the Contracts and disclosed in prospectuses relating thereto. Furthermore, the terms and conditions of the proposed Substitutions are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. The proposed Substitutions will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act:

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions:

1)
The proposed Substitutions will not be effected unless the Insurance Company Applicants determine that: (a) the Contracts allow the Substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the proposed Substitutions can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the proposed Substitutions.

2)	The Insurance Company Applicants or their affiliates will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any

7 Id.
8 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4936.

applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the proposed Substitutions.

3)
The proposed Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The proposed Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4)
The proposed Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the proposed Substitutions.

5)
The rights or obligations of the Insurance Company Applicants under the Contracts of affected Contract owners will not be altered in any way. The proposed Substitutions will not adversely affect any riders under the Contracts since each of the Destination Funds is an allowable Investment Option for use with such riders.

6)
Affected Contract owners will be permitted to make at least one transfer of Contract value from the Subaccount investing in the Target Fund (before the Substitution Date) or the Destination Fund (after the Substitution Date) to any other available Investment Option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Company Applicants will not exercise any right they may have under the Contract to impose restrictions on transfers between the Subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7)
All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended Substitution of the Target Funds with the Destination Funds; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, Insurance Company Applicants will deliver to all affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Destination Fund.

8)
Insurance Company Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the proposed Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after account values.

9)
The Section 26 Applicants will cause AIM or PIMCO, as applicable, as the investment adviser of each Destination Fund, to enter into a written contract with the applicable Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each such Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2016. The Section 26 Applicants further agree that separate account charges for any Contract owner on the Substitution Date will not be increased at any time during the two-year period following the Substitution Date.

C.	Applicable Precedents
The Section 26 Applicants submit that each of the proposed Substitutions is consistent with the protection of investors and the policy and provisions of the 1940 Act and supported by applicable precedent.9
D.	Request for an Order of Approval
The Section 26 Applicants request an Order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions on the terms set forth in this Application.  The Section 26 Applicants believe, for all of the reasons stated above, that the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
IV.	REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b)
The Section 17 Applicants respectfully request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

A.	Applicable Law
Section 17(a)(1) of the 1940 Act prohibits any affiliated person of a registered investment company, or an affiliated person of an affiliated person, acting as principal, from selling any security or other property to such registered investment company.  Section 17(a)(2) of the 1940 Act prohibits any of the persons described above, acting as principal, from purchasing any security or other property from such registered investment company.  Section 2(a)(3) of the 1940 Act defines the term "affiliated person" of another person in relevant part as:
(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other

9  See, e.g., Allianz Life Insurance Company of North America, et al., Investment Company Act Release No. 32207 (Aug. 3, 2016) (notice); Investment Company Act Release No. 32242 (Aug. 29, 2016) (order) File No. 812-14580 [hereinafter Allianz Life]; Voya Retirement Insurance and Annuity Company, et al., Investment Company Act Release No. 31552 (Apr. 15, 2015) (notice); Investment Company Act Release No. 31599 (May 12, 2015) (order) File No. 812-14302; Pacific Life Insurance Company et al., Investment Company Act Release No. 31451 (Feb. 11, 2015) (notice); Investment Company Act Release No. 31499 (Mar. 9, 2015) (order) File No. 812-14359; MetLife Insurance Company of Connecticut, et al., Investment Company Act Release No. 31000 (Mar. 31, 2014) (notice); Investment Company Act Release No. 31023 (Apr. 22, 2014) (order) File No. 812-14221; Minnesota Life Insurance Company et al., Investment Company Act Release No. 30999 (Mar. 28, 2014) (notice); Investment Company Act Release No. 31028 (Apr. 24, 2014) (order) File No. 812-14203 [hereinafter Minnesota Life]; Lincoln National Life Insurance Company, et al., Investment Company Act Release No. 30468 (Apr. 18, 2013) (notice); Investment Company Act Release No. 30517 (May 14, 2013) (order) File No. 812-14063; and AXA Equitable Life Insurance Company, et al., Investment Company Act Release No. 30373 (Jan. 31, 2013) (notice); Investment Company Act Release No. 30405 (Feb. 26, 2013) (order) File No. 812-14036.

person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.
The Section 17 Applicants may be considered affiliates of the Destination Funds based upon the definition of "affiliated person" in Section 2(a)(3) of the 1940 Act.  The majority of the Shares of each Destination Fund of the VIP Trust and the FoF Trust are held by the Separate Accounts.  Similarly, more than 5% of the Shares of each Destination Fund of the PIMCO VIT are held by the Separate Accounts.   Because shares held by a separate account of an insurance company are legally owned by the insurance company, Allianz Life and Allianz Life of NY and their affiliates collectively own of record the majority of the Shares of each Destination Fund of the VIP Trust and the FoF Trust, and more than 5% of the Shares of each Destination Fund of the PIMCO VIT.  Further, AIM, an affiliated person of the VIP Trust and the FoF Trust by virtue of Section 2(a)(3)(E) of the 1940 Act, is a wholly owned subsidiary of Allianz Life.  For these reasons, the Destination Funds of the VIP Trust and the FoF Trust are arguably under the control of Allianz Life and Allianz Life of NY notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts.  Further, PIMCO, which is an affiliated person of the PIMCO VIT by virtue of Section 2(a)(3)(E) of the 1940 Act, is, like Allianz Life and Allianz NY, a wholly owned subsidiary of Allianz SE. For these reasons, the Destination Funds of the PIMCO VIT are arguably under the control of Allianz Life and Allianz NY notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts. If the Destination Funds are under the control of Allianz Life and Allianz Life of NY, then each of Allianz Life and Allianz Life of NY, or any person controlling Allianz Life and Allianz Life of NY, or any person under common control with Allianz Life and Allianz Life of NY, is an affiliated person of the Destination Funds.  Similarly, if the Destination Funds are under the control of Allianz Life and Allianz Life of NY, then the Destination Funds are affiliated persons of Allianz Life and Allianz Life of NY, and of any persons that control Allianz Life and Allianz Life of NY or are under common control with Allianz Life and Allianz Life of NY.
At the close of business on the Substitution Date, the Insurance Company Applicants will redeem shares of each Target Fund either in-kind or in cash, or a combination thereof, and use the proceeds of such redemptions to purchase shares of the corresponding Destination Fund, with each Subaccount of the applicable Separate Account investing the proceeds of its redemption from the Target Fund in the corresponding Destination Fund.  Thus, the proposed transactions may involve a transfer of portfolio securities by each Target Fund to Allianz Life and Allianz Life of NY.  Immediately thereafter, Allianz Life and Allianz Life of NY would purchase shares of the corresponding Destination Fund with the portfolio securities and/or cash received from the applicable Target Fund.  This aspect of the Substitution may be deemed to involve one or more sales by Allianz Life or Allianz Life of NY of securities or other property to the applicable Destination Fund, and could therefore be viewed as being prohibited by Section 17(a).  Accordingly, the Section 17 Applicants seek relief from Section 17(a) for the in-kind purchases and sales of the Destination Fund shares.10

10  To the extent the Section 26 Applicants may be deemed to be affiliates of a Target Fund by virtue of their ownership of 5% or more of the Fund's shares, they intend to rely on the position taken by the Commission staff in Signature Financial Group, Inc., SEC Staff No-Action Letter (Dec. 28, 1999) with respect to enforcement of Section 17(a) in the context of in-kind redemptions by affiliates.

B. Basis for a Section 17(b) Order

The Section 17 Applicants submit that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed In-Kind Transactions are, or will be, consistent with the policies of each of the Target Funds and the Destination Funds involved in such Transactions, as recited in their registration statements and reports filed with the Commission. Finally, the Section 17 Applicants submit that the proposed In-Kind Transactions are consistent with the general purposes of the 1940 Act.

The Commission has previously granted exemptions from Section 17(a), in circumstances substantially identical in all material respects to those presented in this Application, to applicants who have proposed to effect Substitution transactions by redeeming in-kind the shares of the current investment company and purchasing shares of the new substitute investment company by using investment securities of the type that the substitute investment company might otherwise purchase in the ordinary course of business.11 In those instances, the Commission has issued orders pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the substitute investment company would have reduced the value of the investors' ultimate investment in such shares.

1. Reasonableness and Fairness and the Absence of Overreaching. The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and do not involve overreaching because: (1) the proposed In-Kind Transactions will not adversely affect or dilute the interests of Contract owners; and (2) the proposed In-Kind Transactions will comply with the conditions set forth in Rule 17a-7 and the 1940 Act, other than the requirement relating to cash consideration, as described below.
The In-Kind Transactions will be effected at the respective net asset values of the Target Fund and the Destination Fund involved, as determined in accordance with the procedures disclosed in their respective registration statements and as required by Rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract owner's investment in any of the Separate Accounts, the value of any Contract, the accumulation value or other value credited to any Contract, or the death benefit payable under any Contract. Immediately after the proposed In-Kind Transactions, the value of a Separate Account's investment in a Destination Fund will equal the value of its investments in the corresponding Target Fund (together with the value of any pre-existing investments in the Destination Fund) immediately before the In-Kind Transactions.
In addition, the Section 17 Applicants will carry out the In-Kind Transactions in compliance with the conditions of Rule 17a-7, which outline the types of safeguards that parties to such transactions should implement to ensure that the terms of a transaction involving a registered investment company and an affiliated person thereof are fair and reasonable, and that the transaction does not involve overreaching on the part of any person involved in the transaction.

11  See, e.g., Allianz Life, supra, note 9; New York Life Insurance and Annuity Corporation, et al., Investment Company Act Release No. 29923 (Jan. 19, 2012) (notice); Investment Company Act Release No. 29947 (Feb. 14, 2012) (order) (File No. 812-13902); and Minnesota Life, supra, note 9.

When the Commission initially proposed and adopted Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications "in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made" by establishing conditions as to the availability of the exemption that are limited "to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction."12 When the Commission amended Rule 17a-7 in 1981 to cover transactions involving non-investment company affiliates, it indicated that such transactions could be reasonable and fair and not involve overreaching if appropriate conditions were imposed on the transaction.13
The Section 17 Applicants respectfully submit that because the proposed In-Kind Transactions would comply in substance with the principal conditions of Rule 17a-7, the Commission should consider the extent to which the In-Kind Transactions would meet these or other similar conditions and issue an order if such conditions would provide the substance of the protections embodied in Rule 17a-7. The Section 17 Applicants will carry out the proposed In-Kind Transactions in conformity with all of the conditions of Rule 17a-7, except that the consideration paid for the securities being purchased or sold will not be entirely cash.
The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in paragraph (b) of Rule 17a-7. The proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment companies' registration statements or reports in accordance with paragraph (c) of Rule 17a-7. In addition, the proposed In-Kind Transactions will comply with paragraph (d) of Rule 17a-7 because no brokerage commission, fee, or other remuneration (except for any customary transfer fees) will be paid to any party in connection with the proposed In-Kind Transactions. Moreover, each of the Target and Destination Funds involved will be responsible for compliance with the applicable board oversight and fund governance provisions of paragraphs (e) and (f) of Rule 17a-7. Finally, a written record of the proposed In-Kind Transactions will be maintained and preserved in accordance with paragraph (g) of Rule 17a-7.
Even though the proposed In-Kind Transactions will not comply with the cash consideration requirement of paragraph (a) of Rule 17a-7, the terms of the proposed In-Kind Transactions will offer to the relevant Target and Destination Funds the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business. In particular, the Section 17 Applicants cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to either a Target Fund or a Destination Fund, and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission. The Section 17 Applicants represent that the In-Kind Transactions will be carried out in compliance with the other conditions of Rule 17a-7.
2. Consistency with the Policy of Each Portfolio Concerned. The proposed redemption of shares of each Target Fund will be consistent with its investment policies, as recited in its current registration statement, because the shares will be redeemed at their net asset value in conformity with

12 Investment Company Act Release Nos. 4604 (May 20, 1966) (proposing release) and 4697 (Sept. 8, 1966) (adopting release).
13 Investment Company Act Release No. 11136 (Apr. 21, 1980) (proposing release).

Rule 22c-1 under the 1940 Act. Likewise, the proposed sale of shares of each Destination Fund for investment securities will be consistent with its investment policies, as recited in its registration statement, because: (1) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that the Destination Fund could have acquired with the proceeds from the sale of their shares had the shares been sold for cash. To assure the second of these conditions is met, PIMCO, AIM or the applicable Subadviser that will continue to manage the assets that are being transferred to a Destination Fund after certain of the proposed Substitutions will examine the portfolio securities being transferred to the applicable Destination Fund to ensure that they are consistent with that Destination Fund's investment objective and policies and could have been acquired by the Destination Fund in a cash transaction.

3. Consistency with the General Purposes of the 1940 Act. The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent. In particular, Sections 1(b)(2) and 1(b)(3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected "when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof… or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies' security holders;… when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities." As explained above, the terms of the proposed In-Kind Transactions are designed to prevent the abuses described in Sections 1(b)(2) and 1(b)(3) of the 1940 Act.

C. Request for an Order

The Section 17 Applicants respectfully submit that, for all the reasons stated above, the Commission should issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the proposed In-Kind Transactions described above. The Section 17 Applicants assert that the terms of the proposed In-Kind Transactions as set forth herein, including the consideration to be paid and received, are reasonable and fair to: (1) each Target Fund and corresponding Destination Fund; and (2) Contract owners. The Section 17 Applicants also assert that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned. Furthermore, the Section 17 Applicants represent that the proposed In-Kind Transactions are, or will be, consistent with all relevant policies of (1) each Target Fund and corresponding Destination Fund as stated in their respective registration statements and reports filed under the 1940 Act, and (2) the general purposes of the 1940 Act.

V.	CONCLUSION
For the reasons and upon the facts set forth in this Application, the Section 26 Applicants and Section 17 Applicants, respectively, submit that the proposed Substitutions and the related In-Kind Transactions meet the standards of Section 26(c) of the 1940 Act and Section 17(b) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and an order of exemption pursuant to Section 17(b) of the 1940 Act and that such orders be made effective as soon as possible.

VI.	PROCEDURAL MATTERS
1.
Pursuant to Rule 0-2(f) under the 1940 Act, the Section 26 Applicants and the Section 17 Applicants, state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

2.	The Section 26 Applicants and Section 17 Applicants, desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
3.
Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Section 26 Applicants and Section 17 Applicants, are attached hereto as Exhibit A.

4.
All requirements of the charter documents of each Section 26 Applicant and each Section 17 Applicant, have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so.

5.
Pursuant to Rule 0-2(c) the Resolutions authorizing the officers of each Section 26 Applicant, and each Section 17 Applicant, to sign and file the Application are attached hereto as Exhibits B, C, D and E. These resolutions remain in full force and effect.

Appendix A – Availability of the Target Funds Under Contracts
Target Funds
Allianz Account A – Contract Name	Contract Currently Offered	NFJ Dividend Value Portfolio	BlackRock Global Allocation V.I. Fund	Columbia VP – Seligman Global Technology Fund	Davis Financial Portfolio	Dreyfus VIF Appreciation Portfolio	Fidelity VIP FundsManager 50% Portfolio	Fidelity VIP FundsManager 60% Portfolio	Franklin Founding Funds Allocation VIP Fund	Franklin Income VIP Fund	Franklin Mutual Shares VIP Fund	Franklin Rising Dividends VIP Fund	Franklin Strategic Income VIP Fund
Allianz ValueLife*	No									X	X	X
USAllianz LifeFund*	No			Y						X	X	X
Valuemark Life*	No				X					X	X	X
Allianz Account B – Contract Name
Allianz Alterity	No		X	Y	Y		X	X	Y	X		Y
Allianz Connections-Legacy	No	X	X		X		X	X	X	X	X
Allianz Connections-POS	No	X	X		X		X	X	X	X	X
Allianz Connections-ALIP	Yes	X	X		X		X	X	X	X	X
Allianz Custom Income*	No								X	X	X
Allianz Elite*	No				X				X	X	X
Allianz High Five	No		X		X				X	X	X	X
Allianz High Five Bonus*	No		X		X				X	X	X	X
Allianz High Five L*	No		X		X				X	X	X	X
Allianz Retirement Advantage*	No	X	X			X			X	X	X	X	X
Allianz Retirement Pro	Yes	X	X			X			X	X	X	X	X
Allianz Rewards	No		X	Y	Y		X	X	Y	X		Y
Allianz Vision-Legacy	No	X	X		X		X	X	X	X	X
Allianz Vision-POS	No	X	X		X		X	X	X	X	X
Allianz Vision-ALIP	Yes	X	X		X		X	X	X	X	X
USAllianz Charter*	No			Y	X					X	X	X
USAllianz Charter II*	No				X					X	X	X
USAllianz Dimensions*	No			Y	X					X	X	X
Valuemark II*	No		X		X				X	X	X	X
Valuemark III*	No		X		X				X	X	X	X
Valuemark IV*	No		X		X				X	X	X	X
Valuemark Income Plus*	No				X					X	X	X
Allianz Account C – Contract Name
Allianz Advantage NY*	No		X	Y	X				X	X	X	X
Allianz Charter II NY*	No				X				X	X	X	X
Allianz High Five NY*	No		X		X				X	X	X	X
Allianz Opportunity NY*	No		X		X				X	X	X	X
Allianz Retirement Advantage NY*	No	X	X			X			X	X	X	X	X
Allianz Retirement Pro NY	Yes	X	X			X			X	X	X	X	X
Allianz Vision NY-Legacy	No	X	X		X		X	X	X	X	X
Allianz Vision NY-POS	No	X	X		X		X	X	X	X	X
Allianz Vision NY-PAS	Yes	X	X		X		X	X	X	X	X
Valuemark II NY*	No		X							X	X	X
Valuemark IV NY*	No				X					X	X	X
* Older Contract which is no longer offered for sale and for which the registration statement is not currently effective.
X indicates that the investment option is available in the Contract
Y indicates that the investment option is "hard closed" in the Contract and not available to new or additional allocations

Target Funds (continued)
Allianz Account A – Contract Name	Contract Currently Offered	Franklin U.S. Government Securities VIP Fund	Oppenheimer Global Strategic Income Fund/VA	PIMCO All Asset Portfolio	PIMCO Emerging Markets Bond Portfolio	PIMCO Global Bond Portfolio (Unhedged)	PIMCO Global Multi-Asset Managed Allocation Portfolio	PIMCO High Yield Portfolio	PIMCO Real Return Portfolio	PIMCO Unconstrained Bond Portfolio Class	Templeton Global Bond VIP Fund	Templeton Growth VIP Fund
Allianz ValueLife*	No	X						X			X	X
USAllianz LifeFund*	No	X	X					X	X			X
Valuemark Life*	No	X						X			X	X
Allianz Account B – Contract Name
Allianz Alterity	No	X	Y	X	X	X	X	X	X	X	X
Allianz Connections-Legacy	No	X		X	X	X	X	X	X	X	X	X
Allianz Connections-POS	No	X		X	X	X	X	X	X	X	X	X
Allianz Connections-ALIP	Yes	X		X	X	X	X	X	X	X	X	X
Allianz Custom Income*	No	X		X				X	X		X	X
Allianz Elite*	No	X		X	X	X		X	X		X	X
Allianz High Five	No	X	X	X	X	X		X	X		X	X
Allianz High Five Bonus*	No	X	X	X	X	X		X	X		X	X
Allianz High Five L*	No	X	X	X	X	X		X	X		X	X
Allianz Retirement Advantage*	No	X		X	X	X	X	X	X	X	X	X
Allianz Retirement Pro	Yes	X		X	X	X	X	X	X	X	X	X
Allianz Rewards	No	X	Y	X	X	X	X	X	X	X	X
Allianz Vision-Legacy	No	X		X	X	X	X	X	X	X	X	X
Allianz Vision-POS	No	X		X	X	X	X	X	X	X	X	X
Allianz Vision-ALIP	Yes	X		X	X	X	X	X	X	X	X	X
USAllianz Charter*	No	X	X					X			X	X
USAllianz Charter II*	No	X	X	X				X	X			X
USAllianz Dimensions*	No	X	X					X				X
Valuemark II*	No	X	X	X	X	X		X	X		X	X
Valuemark III*	No	X	X	X	X	X		X	X		X	X
Valuemark IV*	No	X	X	X	X	X		X	X		X	X
Valuemark Income Plus*	No	X	X	X	X	X		X	X		X	X
Allianz Account C – Contract Name
Allianz Advantage NY*	No	X	X	X	X	X	X	X	X		X	X
Allianz Charter II NY*	No	X	X	X	X	X	X	X	X		X	X
Allianz High Five NY*	No	X	X	X	X	X		X	X		X	X
Allianz Opportunity NY*	No	X	X	X	X	X	X	X	X		X	X
Allianz Retirement Advantage NY*	No	X		X	X	X	X	X	X	X	X	X
Allianz Retirement Pro NY	Yes	X		X	X	X	X	X	X	X	X	X
Allianz Vision NY-Legacy	No	X		X	X	X	X	X	X	X	X	X
Allianz Vision NY-POS	No	X		X	X	X	X	X	X	X	X	X
Allianz Vision NY-ALIP	Yes	X		X	X	X	X	X	X	X	X	X
Valuemark II NY*	No	X						X			X	X
Valuemark IV NY*	No	X	X	X				X	X		X	X
* Older Contract which is no longer offered for sale and for which the registration statement is not currently effective.
X indicates that the investment option is available in the Contract
Y indicates that the investment option is "hard closed" in the Contract and not available to new or additional allocations

Appendix B – Fund Objectives, Principal Investment Strategies, and Principal Risks
Proposed Substitution 1
Target Fund	Destination Fund
Fidelity VIP FundsManager 50% Portfolio Service Class 2	AZL Balanced Index Strategy Fund, Class 1
Investment Objective The fund seeks high total return.	Investment Objective The Fund seeks long-term capital appreciation with preservation of capital as an important consideration.
Principal Investment Strategy
Normally investing in a combination of underlying Fidelity® retail and Variable Insurance Products (VIP) funds (underlying Fidelity® funds). Using a target asset allocation among underlying Fidelity® funds of approximately:

• Domestic Equity Funds (35%)
• International Equity Funds (15%)
• Fixed Income Funds (40%)
• Money Market Funds (10%)

Actively managing underlying Fidelity® fund holdings to achieve portfolio characteristics similar to the Fidelity VIP FundsManager 50% Composite Index℠, which is a hypothetical representation of the performance of the asset classes in which the underlying Fidelity funds invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market Index℠ (equities); MSCI EAFE Index (international equities); Barclays® U.S. Aggregate Bond Index (bonds); and Barclays® U.S. 3 Month Treasury Bellwether Index (short term investments).

Using proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager's experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds.

Principal Investment Strategy
The Fund is a fund of funds that seeks to achieve its goal by investing primarily in a combination of five underlying index funds (the "Index Strategy Underlying Funds"):

• AZL Enhanced Bond Index Fund
• AZL S&P 500 Index Fund
• AZL Mid Cap Index Fund
• AZL Small Cap Stock Index Fund
• AZL International Index Fund

Under normal market conditions, the Fund will allocate 40%-60% of its assets in the underlying equity index funds and 40%-60% of its assets in the underlying bond index fund. The AZL Enhanced Bond Index Fund is a bond index fund; the other four Index Strategy Underlying Funds are equity index funds. The Manager may allocate the Fund's assets outside of the target ranges specified here when the Manager believes that doing so would better enable the Fund to pursue its investment objective or is necessary for temporary defensive purposes.

The investment results of the Index Strategy Underlying Funds will vary. As a result, the Manager monitors the allocations to the Index Strategy Underlying Funds daily and periodically adjusts the allocations. The performance and income distributions of each of the Index Strategy Underlying Funds will differ from the performance and income distributions of the underlying funds as a result of small variations in the Fund's allocations and any cash held in its portfolio.

Principal Risks
Investing in Other Funds. The fund bears all risks of investment strategies employed by the underlying funds, including the risk that the underlying funds will not meet their investment objectives.
Stock Market Volatility. Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.
Interest Rate Changes. Interest rate increases can cause the price of a debt or money market security to decrease.
Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.
Geographic Exposure. Social, political, and economic conditions and changes in regulatory, tax, or economic policy in a country or region could significantly affect the market in that country or region.
Industry Exposure. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single industry or group of related industries.
Prepayment. The ability of an issuer of a debt security to repay principal prior to a security's maturity can cause greater price volatility if interest rates change.
Issuer Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity shortening structure for a security can cause the price of a security to decrease. Lower quality debt securities (those of less than investment grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell.
Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.
Commodity Linked Investing. The value of commodities and commodity linked investments may be affected by the performance of the overall commodities markets as well as weather, political, tax, and other regulatory and market developments. Commodity linked investments may be more volatile and less liquid than the underlying commodity, instruments, or measures.

Principal Risks
As a fund of funds, the Fund is subject to allocation risk, which is the risk associated with the Manager's decision regarding how the Fund's assets should be allocated among the various underlying investment options. The Manager's decisions about the allocation of the Fund's assets could cause the Fund to underperform other funds with similar investment objectives. There also can be no guarantee that investment decisions made by the Manager will produce the desired results. The Fund is also subject to issuer risk, which is the risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. The Fund, as a shareholder of the underlying funds, indirectly bears its proportionate share of any investment management fees and other expenses of the underlying funds.

Because the Fund invests in the Index Strategy Underlying Funds, it is also subject to the risks associated with those investments. With a target allocation of approximately 40%-60% of its assets in equity strategies, the Fund is proportionately subject to market risk, which is the risk that the market value of portfolio securities may go up or down, sometimes rapidly and unpredictably, and foreign risk, which includes the risks of fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.

With a target allocation of approximately 40%-60% of its assets in fixed income strategies, the Fund is proportionately subject to bond risks, including: interest rate risk, which is the risk that the debt securities held by the underlying fund may decline in value due to rising interest rates; credit risk, which is the chance that the failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the underlying fund's earnings; income risk, which is the chance that falling interest rates may cause the underlying fund's income to decline; call risk or prepayment risk, which is the risk that if interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date, and the underlying fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income; and extension risk, which is the risk that, if interest rates rise, debt securities may be paid in full more slowly than anticipated.

The Fund is also subject to issuer risk, which is the risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. Also, because the underlying funds do not attempt to manage market volatility or reduce the effects of poor stock performance, the Fund is subject to index fund risk; factors such as fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.

Proposed Substitution 2
Target Fund	Destination Fund
Oppenheimer Global Strategic Income Fund/VA, Non-Service Class	AZL DFA Five-Year Global Fixed Income Fund, Class 1
Investment Objective The Fund seeks total return.
Investment Objective

The Fund seeks to provide a market rate of return for a fixed income portfolio with low relative volatility of returns, and seeks to focus the eligible universe on securities with relatively less expected upward or downward movement in market value.

Principal Investment Strategy
Under normal market conditions, the Fund invests at least 80% of its net assets, including any borrowings for investment purposes, in debt securities. A debt security is a security representing money borrowed by the issuer that must be repaid, specifying the amount of principal, the interest rate or discount, and the time or times at which payments are due.
The Fund invests mainly in issuers in three market sectors: (1) foreign governments and companies, (2) U.S. government securities, and (3) lower grade, high yield securities (commonly referred to as "junk bonds") of U.S. and foreign companies. However, the Fund is not required to invest in all three sectors at all times, and the amount of its assets in each of the three sectors will vary over time. The Fund can invest up to 100% of its assets in any one sector at any time, if the Fund's portfolio managers believe that it offers the best investment opportunity. Under normal market conditions, the Fund will invest a substantial portion of its assets in a number of different countries, including the U.S. The Fund is not required to allocate its investments in any set percentages in any particular countries.
The Fund's foreign investments may include debt securities issued by foreign governments or companies in both developed markets and emerging markets. The Fund has no requirements regarding the range of maturities of the debt securities it can buy or the market capitalization of the issuers of those securities.
The Fund can invest in investment grade or lower grade, high yield debt securities. "Investment grade" debt securities are rated in one of the top four rating categories by nationally recognized statistical rating organizations such as Moody's Investors Service or Standard & Poor's. The Fund may also invest in unrated securities, in which case the Fund's SubAdviser, OppenheimerFunds, Inc., may internally assign ratings to certain of those securities, after assessing their credit quality, in investment grade or below investment grade categories similar to those of nationally recognized statistical rating organizations. There can be no assurance, nor is it intended, that the SubAdviser's credit analysis is consistent or comparable with the credit analysis process used by a nationally recognized statistical rating organization. The Fund's debt investments typically include: U.S. and foreign government bonds and notes, collateralized mortgage obligations (CMOs) and other mortgage related securities, domestic and foreign corporate debt obligations, "structured" notes, "zero coupon" and "stripped" securities, participation interests in loans, investments in loan pools and asset backed securities. The Fund normally invests a substantial amount of its assets in lower grade, high yield debt securities, and can do so without limit.
The Fund may also use certain types of derivative instruments for investment purposes or for hedging, including: options, futures, forward contracts, swaps, certain mortgage related securities, structured "notes, and event linked bonds.
The Fund actively manages foreign currency exposure to seek to reduce risk and enhance return. To do so, the Fund may invest in foreign exchange derivatives, including forwards and options that reference foreign currencies, including currencies of developing and emerging market countries.
The portfolio managers analyze the overall investment opportunities and risks among the three market sectors in which the Fund invests and seek to moderate the special risks of investing in lower grade, high yield debt instruments and foreign securities by building a broadly diversified portfolio. The Fund's diversification strategies are intended to help reduce share price volatility while seeking current income. The portfolio managers currently focus on securities offering high current income, securities whose market prices tend to move in different directions (to seek overall portfolio diversification), and relative values among the three market sectors in which the Fund invests. These factors may vary in particular cases and may change over time.
The Fund may sell securities that the portfolio managers believe are no longer favorable based on these factors.
The Fund's holdings may at times differ significantly from the weightings of the indices comprising its reference index (the "Reference Index"). The Fund's Reference Index is a customized weighted index currently comprised of the following underlying broad based security indices: 40% Citigroup Non U.S. World Government Bond Index, 30% J.P. Morgan Domestic High Yield Index, and 30% Barclays U.S. Aggregate Bond Index. The Fund is not managed to be invested in the same percentages as those indices comprising the Reference Index.
The Fund has established a Cayman Islands exempted company that is wholly owned and controlled by the Fund (the "Subsidiary"). The Fund may invest up to 25% of its total assets in the Subsidiary. The Subsidiary invests primarily in commodity linked derivatives (including commodity futures, financial futures, options and swap contracts), exchange traded funds related to gold or other special minerals ("Gold ETFs"), and Regulation S securities. Regulation S securities are securities of U.S. and non U.S. issuers that are issued through private offerings without registration with the Securities and Exchange Commission pursuant to Regulation S under the Securities Act of 1933. The Subsidiary may also invest in certain fixed income securities and other investments that may serve as margin or collateral for its derivatives positions.
Investments in the Subsidiary are intended to provide the Fund with exposure to: (1) commodities market returns within the limitations of the federal tax requirements that apply to the Fund; and (2) Regulation S securities. The Fund applies its investment restrictions and compliance policies and procedures, on a look through basis, to the Subsidiary. The Fund's investment in the Subsidiary may vary based on the portfolio managers' use of different types of commodity linked derivatives, fixed income securities, Gold ETFs, foreign securities, and other investments. Since the Fund may invest a substantial portion of its assets in the Subsidiary, which may hold certain of the investments described in this prospectus, the Fund may be considered to be investing indirectly in those investments through its Subsidiary. Therefore, references in this prospectus to investments by the Fund also may be deemed to include the Fund's indirect investments through the Subsidiary.

Principal Investment Strategy
The Fund seeks to achieve its investment objective by generally investing in a universe of U.S. and foreign debt securities maturing in five years or less. The Fund primarily invests in obligations issued or guaranteed by the U.S. and foreign governments, their agencies and instrumentalities, corporate debt obligations, bank obligations, commercial paper, repurchase agreements, obligations of other domestic and foreign issuers, securities of domestic or foreign issuers denominated in U.S. dollars but not trading in the United States, and obligations of supranational organizations. At the present time, the subadviser of the Fund expects that most investments will be made in the obligations of issuers which are in developed countries. However, in the future, the Fund anticipates investing in issuers located in other countries as well. The fixed income securities in which the Fund invests are considered investment grade at the time of purchase. Under normal market conditions, the Fund intends to invest its assets to gain exposure to issuers of at least three different countries, one of which may be the United States. An issuer may be considered to be of a country if it is organized, has the majority of its assets, or derives a majority of its operating income in that country. As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its net assets in fixed income securities that mature within five years from the date of settlement.

It is the policy of the Fund that the weighted average length of maturity of investments will not exceed five years. In making purchase decisions, if the anticipated maturity risk premium is greater for longer-term securities in the eligible maturity range, the Fund will focus investment in that longer-term area, otherwise, the Fund will focus investment in the short-term range of the eligible maturity range. However, investments may be made in obligations maturing in a shorter time period (from overnight, to up to five years from the date of settlement). The Fund is authorized to invest more than 25% of its total assets in U.S. Treasury bonds, bills and notes and obligations of federal agencies and instrumentalities. Because many of the Fund's investments will be denominated in foreign currencies, the Fund may also enter into forward foreign currency contracts to attempt to protect against uncertainty in the level of future foreign currency rates, to hedge against fluctuations in currency exchange rates or to transfer balances from one currency to another. In regard to currency hedging, it is generally not possible to precisely match the foreign currency exposure of such forward foreign currency contracts to the value of the securities involved due to fluctuations in the market values of such securities and cash flows into and out of the Fund between the date a forward foreign currency contract is entered into and the date it expires. The Fund may use derivatives, such as futures contracts and options on futures contracts, to hedge its currency exposure or to adjust market exposure based on actual or expected cash inflows to or outflows from the Fund. The Fund does not intend to use derivatives for purposes of speculation or leveraging investment returns.

Principal Risks
The price of the Fund's shares can go up and down substantially. The value of the Fund's investments may change because of broad changes in the markets in which the Fund invests or because of poor investment selection, which could cause the Fund to underperform other funds with similar investment objectives. There is no assurance that the Fund will achieve its investment objective. When you redeem your shares, they may be worth less than what you paid for them.
These risks mean that you can lose money by investing in the Fund.
Risks of Investing in Debt Securities. Debt securities may be subject to interest rate risk, duration risk, credit risk, credit spread risk, extension risk, reinvestment risk, prepayment risk and event risk. Interest rate risk is the risk that when prevailing interest rates fall, the values of already issued debt securities generally rise; and when prevailing interest rates rise, the values of already issued debt securities generally fall, and they may be worth less than the amount the Fund paid for them. When interest rates change, the values of longer term debt securities usually change more than the values of  shorter term debt securities. Risks associated with rising interest rates are heightened given that interest rates in the U.S. are at, or near, historic lows. Duration risk is the risk that longer duration debt securities will be more volatile and more likely to decline in price in a rising interest rate environment than shorter duration debt securities. Credit risk is the risk that the issuer of a security might not make interest and principal payments on the security as they become due. If an issuer fails to pay interest or repay principal, the Fund's income or share value might be reduced. Adverse news about an issuer or a downgrade in an issuer's credit rating, for any reason, can also reduce the market value of the issuer's securities. "Credit spread" is the difference in yield between securities that is due to differences in their credit quality. There is a risk that credit spreads may increase when the market expects lower grade bonds to default more frequently. Widening credit spreads may quickly reduce the market values of the Fund's lower rated and unrated securities. Some unrated securities may not have an active trading market or may trade less actively than rated securities, which means that the Fund might have difficulty selling them promptly at an acceptable price. Extension risk is the risk that an increase in interest rates could cause principal payments on a debt security to be repaid at a slower rate than expected. Extension risk is particularly prevalent for a callable security where an increase in interest rates could result in the issuer of that security choosing not to redeem the security as anticipated on the security's call date. Such a decision by the issuer could have the effect of lengthening the debt security's expected maturity, making it more vulnerable to interest rate risk and reducing its market value. Reinvestment risk is the risk that when interest rates fall the Fund may be required to reinvest the proceeds from a security's sale or redemption at a lower interest rate. Callable bonds are generally subject to greater reinvestment risk than noncallable bonds. Prepayment risk is the risk that the issuer may redeem the security prior to the expected maturity or that borrowers may repay the loans that underlie these securities more quickly than expected, thereby causing the issuer of the security to repay the principal prior to the expected maturity. The Fund may need to reinvest the proceeds at a lower interest rate, reducing its income. Event risk is the risk that an issuer could be subject to an event, such as a buyout or debt restructuring, that interferes with its ability to make timely interest and principal payments and cause the value of its debt securities to fall.
Fixed Income Market Risks. The fixed income securities market can be susceptible to increases in volatility and decreases in liquidity. Liquidity may decline unpredictably in response to overall economic conditions or credit tightening. During times of reduced market liquidity, the Fund may not be able to readily sell bonds at the prices at which they are carried on the Fund's books and could experience a loss. If the Fund needed to sell large blocks of bonds to meet shareholder redemption requests or to raise cash, those sales could further reduce the bonds' prices, particularly for lower rated and unrated securities. An unexpected increase in redemptions by Fund shareholders, which may be triggered by general market turmoil or an increase in interest rates, could cause the Fund to sell its holdings at a loss or at undesirable prices. Economic and other market developments can adversely affect fixed income securities markets in the United States, Europe and elsewhere. At times, participants in debt securities markets may develop concerns about the ability of certain issuers of debt securities to make timely principal and interest payments, or they may develop concerns about the ability of financial institutions that make markets in certain debt securities to facilitate an orderly market. Those concerns may impact the market price or value of those debt securities and may cause increased volatility in those debt securities or debt securities markets. Under some circumstances, as was the case during the latter half of 2008 and early 2009, those concerns may cause reduced liquidity in certain debt securities markets, reducing the willingness of some lenders to extend credit, and making it more difficult for borrowers to obtain financing on attractive terms (or at all). A lack of liquidity or other adverse credit market conditions may hamper the Fund's ability to sell the debt securities in which it invests or to find and purchase suitable debt instruments.
Risks of Below Investment Grade Securities. Below investment grade debt securities (also referred to as "junk" bonds), whether rated or unrated, may be subject to greater price fluctuations than investment grade securities, increased credit risk and a greater risk that the issuer might not be able to pay interest and principal when due, especially during times of weakening economic conditions or rising interest rates. The market for below investment grade securities may be less liquid and therefore these securities may be harder to value or sell at an acceptable price, especially during times of market volatility or decline. Because the Fund can invest without limit in below investment grade securities, the Fund's credit risks are greater than those of funds that buy only investment grade securities. Credit rating downgrades of a single issuer or related similar issuers whose securities the Fund holds in significant amounts could substantially and unexpectedly increase the Fund's exposure to below investment grade securities and the risks associated with them, especially liquidity and default risk.
Risks of Mortgage Related Securities. The Fund can buy interests in pools of residential or commercial mortgages in the form of "pass through" mortgage securities. They may be issued or guaranteed by the U.S. government, or its agencies and instrumentalities, or by private issuers. Mortgage related securities issued by private issuers are not U.S. government securities, and are subject to greater credit risks than mortgage related securities that are U.S. government securities. Private issuer mortgage backed securities are also subject to interest rate risk, and the market for private issuer mortgage backed securities may be volatile at times and may be less liquid than the markets for other types of securities. In addition, a substantial portion of the Fund's assets may be subject to "forward roll" transactions (also referred to as "mortgage dollar rolls") at any given time, which subject the Fund to the risk that market value of the mortgage related securities involved might decline, and that the counterparty might default in its obligations.
Sector Allocation Risk. In allocating investments among its three principal market sectors, the Fund seeks to take advantage of the potential lack of performance correlation between those sectors. There is the risk that the evaluations regarding the sectors' relative performance may be incorrect and those sectors may all perform in a similar manner under certain market conditions.
Risks of Foreign Investing. Foreign securities are subject to special risks. Securities traded in foreign markets may be less liquid and more volatile than those traded in U.S. markets. Foreign issuers are usually not subject to the same accounting and disclosure requirements that U.S. companies are subject to, which may make it difficult for the Fund to evaluate a foreign company's operations or financial condition. A change in the value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of investments denominated in that foreign currency and in the value of any income or distributions the Fund may receive on those investments. The value of foreign investments may be affected by exchange control regulations, foreign taxes, higher transaction and other costs, delays in the settlement of transactions, changes in economic or monetary policy in the United States or abroad, expropriation or nationalization of a company's assets, or other political and economic factors. In addition, due to the interrelationship of global economies and financial markets, changes in political and economic factors in one country or region could adversely affect conditions in another country or region. Investments in foreign securities may also expose the Fund to time zone arbitrage risk. Foreign securities may trade on weekends or other days when the Fund does not price its shares. As a result, the value of the Fund's net assets may change on days when you will not be able to purchase or redeem the Fund's shares. At times, the Fund may emphasize investments in a particular country or region and may be subject to greater risks from adverse events that occur in that country or region. Foreign securities and foreign currencies held in foreign banks and securities depositories may be subject to only limited or no regulatory oversight.
Risks of Developing and Emerging Markets. Investments in developing and emerging markets are subject to all the risks associated with foreign investing, however, these risks may be magnified in developing and emerging markets. Developing or emerging market countries may have less well-developed securities markets and exchanges that may be substantially less liquid than those of more developed markets. Settlement procedures in developing or emerging markets may differ from those of more established securities markets, and settlement delays may result in the inability to invest assets or to dispose of portfolio securities in a timely manner. Securities prices in developing or emerging markets may be significantly more volatile than is the case in more developed nations of the world, and governments of developing or emerging market countries may also be more unstable than the governments of more developed countries. Such countries' economies may be more dependent on relatively few industries or investors that may be highly vulnerable to local and global changes. Developing or emerging market countries also may be subject to social, political or economic instability. The value of developing or emerging market countries' currencies may fluctuate more than the currencies of countries with more mature markets. Investments in developing or emerging market countries may be subject to greater risks of government restrictions, including confiscatory taxation, expropriation or nationalization of a company's assets, restrictions on foreign ownership of local companies, restrictions on withdrawing assets from the country, protectionist measures, and practices such as share blocking. In addition, the ability of foreign entities to participate in privatization programs of certain developing or emerging market countries may be limited by local law. Investments in securities of issuers in developing or emerging market countries may be considered speculative.
Eurozone Investment Risks. Certain of the regions in which the Fund invests, including the European Union (EU), currently experience significant financial difficulties. Following the recent global economic crisis, some of these countries have depended on, and may continue to be dependent on, the assistance from others such as the European Central Bank (ECB) or other governments or institutions, and failure to implement reforms as a condition of assistance could have a significant adverse effect on the value of investments in those and other European countries. In addition, countries that have adopted the euro are subject to fiscal and monetary controls that could limit the ability to implement their own economic policies, and could voluntarily abandon, or be forced out of, the euro. Such events could impact the market values of Eurozone and various other securities and currencies, cause redenomination of certain securities into less valuable local currencies, and create more volatile and illiquid markets.
Risks of Sovereign Debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse, or otherwise be unable, to pay interest or repay principal on its sovereign debt. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of such sovereign debt may be collected. A restructuring or default of sovereign debt may also cause additional impacts to the financial markets, such as downgrades to credit ratings, a flight to quality debt instruments, disruptions in common trading markets or unions, reduced liquidity, increased volatility, and heightened financial sector, foreign securities and currency risk, among others.
Risks of Derivative Investments. Derivatives may involve significant risks. Derivatives may be more volatile than other types of investments, may require the payment of premiums, may increase portfolio turnover, may be illiquid, and may not perform as expected. Derivatives are subject to counterparty risk and the Fund may lose money on a derivative investment if the issuer or counterparty fails to pay the amount due. Some derivatives have the potential for unlimited loss, regardless of the size of the Fund's initial investment. As a result of these risks, the Fund could realize little or no income or lose money from its investment, or a hedge might be unsuccessful. In addition, under new rules enacted and currently being implemented under financial reform legislation, certain over-the-counter derivatives are (or soon will be) required to be executed on a regulated market and/or cleared through a clearinghouse. It is unclear how these regulatory changes will affect counterparty risk, and entering into a derivative transaction with a clearinghouse may entail further risks and costs.
Risks of Commodity-Linked Investments. Commodity-linked investments are considered speculative and have substantial risks, including the risk of loss of a significant portion of their principal value. Prices of commodities and commodity-linked investments may fluctuate significantly over short periods due to a variety of factors, including for example agricultural, economic and regulatory developments. These risks may make commodity-linked investments more volatile than other types of investments. Commodity-linked investments entail the risk that the Fund might not qualify as a "regulated investment company" under the Internal Revenue Code and its income may become subject to fund-level income taxes, reducing returns to shareholders.
Risks Of Investments In The Fund's Wholly-Owned Subsidiary. The Subsidiary is not registered under the Investment Company Act of 1940 and is not subject to its investor protections (except as otherwise noted in this prospectus). As an investor in the Subsidiary, the Fund does not have all of the protections offered to investors by the Investment Company Act of 1940. However, the Subsidiary is wholly-owned and controlled by the Fund and managed by the Manager and the Sub- Adviser. Therefore, the Fund's ownership and control of the Subsidiary make it unlikely that the Subsidiary would take actions contrary to the interests of the Fund or its shareholders.
Changes in the laws of the Cayman Islands (where the Subsidiary is organized) could prevent the Subsidiary from operating as described in this prospectus and could negatively affect the Fund and its shareholders. For example, the Cayman Islands currently does not impose certain taxes on exempted companies like the Subsidiary, including income and capital gains tax, among others. If Cayman Islands laws were changed to require such entities to pay Cayman Islands taxes, the investment returns of the Fund would likely decrease.
Risks of Investing in Regulation S Securities. Regulation S securities may be less liquid than publicly traded securities and may not be subject to the disclosure and other investor protection requirements that would be applicable if they were publicly traded. Accordingly, Regulation S securities may involve a high degree of business and financial risk and may result in substantial losses.
Risks of Senior Loans and Other Loans. The Fund may invest in loans, and in particular, in floating rate loans (sometimes referred to as "adjustable rate loans") that hold (or in the judgment of the investment adviser, hold) a senior position in the capital structure of U.S. and foreign corporations, partnerships or other business entities that, under normal circumstances, allow them to have priority of claim ahead of (or at least as high as) other obligations of a borrower in the event of liquidation. These investments are referred to as "Senior Loans." Loans may be collateralized or uncollateralized. They typically pay interest at rates that are reset periodically based on a reference benchmark that reflects current interest rates, plus a margin or premium. In addition to the risks typically associated with debt securities, such as credit and interest rate risk, senior loans are also subject to the risk that a court could subordinate a senior loan, which typically holds a senior position in the capital structure of a borrower, to presently existing or future indebtedness or take other action detrimental to the holders of senior loans. Loans usually have mandatory and optional prepayment provisions. If a borrower prepays a loan, the Fund will have to reinvest the proceeds in other loans or financial assets that may pay lower rates of return.
Loans are subject to the risk that the value of the collateral, if any, securing a loan may decline, be insufficient to meet the obligations of the borrower, or be difficult to liquidate. In the event of a default, the Fund may have difficulty collecting on any collateral and would not have the ability to collect on any collateral for an uncollateralized loan. In addition, the lenders' security interest or their enforcement of their security under the loan agreement may be found by a court to be invalid or the collateral may be used to pay other outstanding obligations of the borrower. The Fund's access to collateral, if any, may be limited by bankruptcy, other insolvency laws, or by the type of loan the Fund has purchased. As a result, a collateralized loan may not be fully collateralized and can decline significantly in value.
Loan investments are often issued in connection with highly leveraged transactions. Such transactions include leveraged buyout loans, leveraged recapitalization loans, and other types of acquisition financing. These obligations are subject to greater credit risks than other investments including a greater possibility that the borrower may default or enter bankruptcy.
Due to restrictions on transfers in loan agreements and the nature of the private syndication of loans including, for example, the lack of publicly-available information, some loans are not as easily purchased or sold as publicly-traded securities. Some loans are illiquid, which may make it difficult for the Fund to value them or dispose of them at an acceptable price when it wants to. The market price of investments in floating rate loans are expected to be less affected by changes in interest rates than fixed-rate investments because floating rate loans pay a floating rate of interest that will fluctuate as market interests rates do and therefore should more closely track market movements in interest rates.
Compared to securities and to certain other types of financial assets, purchases and sales of loans take relatively longer to settle. This extended settlement process can (i) increase the counterparty credit risk borne by the Fund; (ii) leave the Fund unable to timely vote, or otherwise act with respect to, loans it has agreed to purchase; (iii) delay the Fund from realizing the proceeds of a sale of a loan; (iv) inhibit the Fund's ability to re-sell a loan that it has agreed to purchase if conditions change (leaving the Fund more exposed to price fluctuations); (v) prevent the Fund from timely collecting principal and interest payments; and (vi) expose the Fund to adverse tax or regulatory consequences. To the extent the extended loan settlement process gives rise to short-term liquidity needs, such as the need to satisfy redemption requests, the Fund may hold cash, sell investments or temporarily borrow from banks or other lenders.
If the Fund invests in a loan via a participation, the Fund will be exposed to the ongoing counterparty risk of the entity providing exposure to the loan (and, in certain circumstances, such entity's credit risk), in addition to the exposure the Fund has to the creditworthiness of the borrower.
In certain circumstances, loans may not be deemed to be securities, and in the event of fraud or misrepresentation by a borrower or an arranger, lenders will not have the protection of the anti-fraud provisions of the federal securities laws, as would be the case for bonds or stocks. Instead, in such cases, lenders generally rely on the contractual provisions in the loan agreement itself, and common-law fraud protections under applicable state law.

Principal Risks
Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

Selection Risk There can be no guarantee that investment decisions made for the fund will produce the desired results.

Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments. Derivatives are subject to a number of other risks, such as liquidity risk, interest rate risk, market risk, credit risk, and selection risk. Derivatives also involve the risk of mispricing or improper valuation and the risk that changes in the value may not correlate perfectly with the underlying asset, rate, or index. Using derivatives may result in losses, possibly in excess of the principal amount invested.

Credit Risk The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the Fund's earnings.

Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.

Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.

Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund.

Interest Rate Risk Debt securities held by the Fund may decline in value due to rising interest rates. Interest rates are at, or near, historic lows, which may increase the Fund's exposure to risks related to rising rates.

Income Risk Falling interest rates may cause the Fund's income to decline.

Portfolio Turnover The Fund may trade its portfolio securities frequently, which could result in higher transaction costs and could adversely affect the Fund's performance.

Sovereign Debt Risk Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.

Proposed Substitution 3
Target Fund	Destination Fund
Templeton Global Bond VIP Fund, Class 1 Templeton Global Bond VIP Fund, Class 2	AZL DFA Five-Year Global Fixed Income Fund, Class 1 AZL DFA Five-Year Global Fixed Income Fund, Class 2
Investment Objective High current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.
Investment Objective

The Fund seeks to provide a market rate of return for a fixed income portfolio with low relative volatility of returns, and seeks to focus the eligible universe on securities with relatively less expected upward or downward movement in market value.

Principal Investment Strategy
Under normal market conditions, the Fund invests at least 80% of its net assets in "bonds." Bonds include debt securities of any maturity, such as bonds, notes, bills and debentures. The Fund invests predominantly in bonds issued by governments, government-related entities and government agencies located around the world. Bonds may be denominated and issued in the local currency or another currency. The Fund may also invest in securities or structured products that are linked to or derive their value from another security, asset or currency of any nation. Under normal market conditions, the Fund expects to invest at least 40% of its net assets in foreign securities, and may invest without limit in emerging or developing markets.

Although the Fund may buy bonds rated in any category, it focuses on "investment grade" bonds. These are issues rated in the top four rating categories by at least one independent rating agency, such as Standard & Poor's (S&P®) or Moody's Investors Service (Moody's) or, if unrated, determined by the Fund's investment manager to be of comparable quality. The Fund may invest up to 25% of its total assets in bonds that are rated below investment grade or, if unrated, determined by the investment manager to be of comparable quality. Generally, lower rated securities pay higher yields than more highly rated securities to compensate investors for the higher risk. The Fund may invest in debt securities of any maturity, and the average maturity of debt securities in the Fund's portfolio will fluctuate depending on the investment manager's outlook on changing market, economic and political conditions.

The Fund is a "non-diversified" fund, which means it generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a diversified fund.

For purposes of pursuing its investment goals, the Fund regularly enters into various currency related transactions involving derivative instruments, principally currency and cross currency forwards, but it may also use currency and currency index futures contracts. The Fund maintains extensive positions in currency related derivative instruments as a hedging technique or to implement a currency investment strategy, which could expose a large amount of the Fund's assets to obligations under these instruments. The results of such transactions may represent, from time to time, a large component of the Fund's investment returns. The use of these derivative transactions may allow the Fund to obtain net long or net negative (short) exposure to selected currencies. The Fund may also enter into various other transactions involving derivatives, including interest rate/bond futures and swap agreements (which may include interest rate and credit default swaps). These derivative instruments may be used for hedging purposes, to enhance returns or to obtain net long or net negative (short) exposure to selected currencies, interest rates, countries or durations.

When choosing investments for the Fund, the investment manager allocates the Fund's assets based upon its assessment of changing market, political and economic conditions. It considers various factors, including evaluation of interest rates, currency exchange rate changes and credit risks. The investment manager may consider selling a security when it believes the security has become fully valued due to either its price appreciation or changes in the issuer's fundamentals, or when the investment manager believes another security is a more attractive investment opportunity.

Principal Investment Strategy
The Fund seeks to achieve its investment objective by generally investing in a universe of U.S. and foreign debt securities maturing in five years or less. The Fund primarily invests in obligations issued or guaranteed by the U.S. and foreign governments, their agencies and instrumentalities, corporate debt obligations, bank obligations, commercial paper, repurchase agreements, obligations of other domestic and foreign issuers, securities of domestic or foreign issuers denominated in U.S. dollars but not trading in the United States, and obligations of supranational organizations. At the present time, the subadviser of the Fund expects that most investments will be made in the obligations of issuers which are in developed countries. However, in the future, the Fund anticipates investing in issuers located in other countries as well. The fixed income securities in which the Fund invests are considered investment grade at the time of purchase. Under normal market conditions, the Fund intends to invest its assets to gain exposure to issuers of at least three different countries, one of which may be the United States. An issuer may be considered to be of a country if it is organized, has the majority of its assets, or derives a majority of its operating income in that country. As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its net assets in fixed income securities that mature within five years from the date of settlement.

It is the policy of the Fund that the weighted average length of maturity of investments will not exceed five years. In making purchase decisions, if the anticipated maturity risk premium is greater for longer-term securities in the eligible maturity range, the Fund will focus investment in that longer-term area, otherwise, the Fund will focus investment in the short-term range of the eligible maturity range. However, investments may be made in obligations maturing in a shorter time period (from overnight, to up to five years from the date of settlement). The Fund is authorized to invest more than 25% of its total assets in U.S. Treasury bonds, bills and notes and obligations of federal agencies and instrumentalities. Because many of the Fund's investments will be denominated in foreign currencies, the Fund may also enter into forward foreign currency contracts to attempt to protect against uncertainty in the level of future foreign currency rates, to hedge against fluctuations in currency exchange rates or to transfer balances from one currency to another. In regard to currency hedging, it is generally not possible to precisely match the foreign currency exposure of such forward foreign currency contracts to the value of the securities involved due to fluctuations in the market values of such securities and cash flows into and out of the Fund between the date a forward foreign currency contract is entered into and the date it expires. The Fund may use derivatives, such as futures contracts and options on futures contracts, to hedge its currency exposure or to adjust market exposure based on actual or expected cash inflows to or outflows from the Fund. The Fund does not intend to use derivatives for purposes of speculation or leveraging investment returns.

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Principal Risks
Foreign Securities  Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: internal and external political and economic developments – e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; trading practices – e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information – e.g., foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets – e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments may be greater in developing or emerging market countries.

Currency Management Strategies  Currency management strategies may substantially change the Fund's exposure to currency exchange rates and could result in losses to the Fund if currencies do not perform as the investment manager expects. In addition, currency management strategies, to the extent that they reduce the Fund's exposure to currency risks, may also reduce the Fund's ability to benefit from favorable changes in currency exchange rates. Using currency management strategies for purposes other than hedging further increases the Fund's exposure to foreign investment losses. Currency markets generally are not as regulated as securities markets. In addition, currency rates may fluctuate significantly over short periods of time, and can reduce returns.

Sovereign Debt Securities  Sovereign debt securities are subject to various risks in addition to those relating to debt securities and foreign securities generally, including, but not limited to, the risk that a governmental entity may be unwilling or unable to pay interest and repay principal on its sovereign debt, or otherwise meet its obligations when due because of cash flow problems, insufficient foreign reserves, the relative size of the debt service burden to the economy as a whole, the government's policy towards principal international lenders such as the International Monetary Fund, or the political considerations to which the government may be subject. If a sovereign debtor defaults (or threatens to default) on its sovereign debt obligations, the indebtedness may be restructured. Some sovereign debtors have in the past been able to restructure their debt payments without the approval of some or all debt holders or to declare moratoria on payments. In the event of a default on sovereign debt, the Fund may also have limited legal recourse against the defaulting government entity.

Regional  Adverse conditions in a certain region or country can adversely affect securities of issuers in other countries whose economies appear to be unrelated. To the extent that the Fund invests a significant portion of its assets in a specific geographic region or a particular country, the Fund will generally have more exposure to the specific regional or country economic risks. In the event of economic or political turmoil or a deterioration of diplomatic relations in a region or country where a substantial portion of the Fund's assets are invested, the Fund may experience substantial illiquidity or reduction in the value of the Fund's investments.

Developing Market Countries  The Fund's investments in securities of issuers in developing market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation or currency devaluation.

Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Liquidity  From time to time, the trading market for a particular security or type of security in which the Fund invests may become less liquid or even illiquid. Reduced liquidity will have an adverse impact on the Fund's ability to sell such securities when necessary to meet the Fund's liquidity needs or in response to a specific economic event and will also generally lower the value of a security. Market prices for such securities may be volatile.

Interest Rate  When interest rates rise, debt security prices generally fall. The opposite is also generally true: debt security prices rise when interest rates fall. Interest rate changes are influenced by a number of factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand of bonds. In general, securities with longer maturities or durations are more sensitive to these interest rate changes.

Credit  An issuer of debt securities may fail to make interest payments or repay principal when due, in whole or in part. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value.

Derivative Instruments  The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund's portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund's initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

High-Yield Debt Securities  Issuers of lower-rated or "high-yield" debt securities (also known as "junk bonds") are not as strong financially as those issuing higher credit quality debt securities. High-yield debt securities are generally considered predominantly speculative by the applicable rating agencies as their issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. The prices of high-yield debt securities generally fluctuate more than those of higher credit quality. High-yield debt securities are generally more illiquid (harder to sell) and harder to value.

Income  Because the Fund can only distribute what it earns, the Fund's distributions to shareholders may decline when prevailing interest rates fall or when the Fund experiences defaults on debt securities it holds.

Non-DiversificationBecause the Fund is non-diversified, it may be more sensitive to economic, business, political or other changes affecting individual issuers or investments than a diversified fund, which may result in greater fluctuation in the value of the Fund's shares and greater risk of loss.

Management  The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Principal Risks
Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

Selection Risk There can be no guarantee that investment decisions made for the fund will produce the desired results.

Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments. Derivatives are subject to a number of other risks, such as liquidity risk, interest rate risk, market risk, credit risk, and selection risk. Derivatives also involve the risk of mispricing or improper valuation and the risk that changes in the value may not correlate perfectly with the underlying asset, rate, or index. Using derivatives may result in losses, possibly in excess of the principal amount invested.

Credit Risk The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the Fund's earnings.

Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.

Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.

Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund.

Interest Rate Risk Debt securities held by the Fund may decline in value due to rising interest rates. Interest rates are at, or near, historic lows, which may increase the Fund's exposure to risks related to rising rates.

Income Risk Falling interest rates may cause the Fund's income to decline.

Portfolio Turnover The Fund may trade its portfolio securities frequently, which could result in higher transaction costs and could adversely affect the Fund's performance.

Sovereign Debt Risk Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.

Proposed Substitution 4
Target Fund	Destination Fund
Franklin U.S. Government Securities VIP Fund, Class 1 Franklin U.S. Government Securities VIP Fund, Class 2	AZL Enhanced Bond Index Fund, Class 1 AZL Enhanced Bond Index Fund, Class 2
Investment Objective Income.	Investment Objective The Fund seeks to exceed the total return of the Barclays U.S. Aggregate Bond Index.
Principal Investment Strategy
Under normal market conditions, the Fund invests at least 80% of its net assets in U.S. government securities. The Fund invests primarily to predominantly in fixed rate and variable rate mortgage-backed securities, a significant to substantial amount of which is in securities issued by the Government National Mortgage Association (Ginnie Maes). Ginnie Maes represent an ownership interest in mortgage loans pooled together for sale to investors to finance purchases of homes. The mortgage loans may have either fixed or adjustable interest rates. As the underlying mortgage loans are paid off, Ginnie Maes provide investors with monthly payments of interest and principal as well as any unscheduled prepayments on the underlying mortgage loans.

Ginnie Maes carry a guarantee as to the timely repayment of principal and interest that is backed by the full faith and credit of the U.S. government. The full faith and credit guarantee does not apply to the market prices and yields of the Ginnie Maes or to the net asset value or performance of the Fund, which will vary with changes in interest rates and other market conditions.

The Fund may also invest in mortgage-backed and other securities issued or guaranteed by the Federal National Mortgage Association (Fannie Mae) or the Federal Home Loan Mortgage Corporation (Freddie Mac). Securities issued or guaranteed by Fannie Mae and Freddie Mac are not backed by the full faith and credit of the U.S. government, but rather are generally supported only by the creditworthiness of the issuer.

The Fund may invest in U.S. Treasury STRIPS, bills, bonds and notes.

Government agency or instrumentality issues have different levels of credit support. Ginnie Mae pass-through mortgage certificates are backed by the full faith and credit of the U.S. government. U.S. government-sponsored entities, such as Fannie Mae and Freddie Mac, may be chartered by Acts of Congress, but their securities are neither issued nor guaranteed by the U.S. government. Although the U.S. government has provided financial support to Fannie Mae and Freddie Mac, no assurance can be given that the U.S. government will continue to do so. Accordingly, securities issued by Fannie Mae and Freddie Mac may involve a risk of non-payment of principal and interest. Investors should remember that guarantees of timely prepayment of principal and interest do not apply to the market prices and yields of the securities or to the net asset value or performance of the Fund, which will vary with changes in interest rates and other market conditions.

The Fund may also invest in other U.S. government securities, which may or may not be backed by the full faith and credit of the U.S. government.

Principal Investment Strategy
The Fund generally invests in a combination of securities with an overall weighting close to the capitalization weights of the Barclays U.S. Aggregate Bond Index (the "Index"); however, the Fund's investments may not replicate the portfolio weights of the Index at all times. Instead, the subadviser may overweight or underweight securities in the Fund (relative to their weightings in the Index) in order to emphasize securities which have quantitative characteristics (such as above-average yield or below-average valuation) the subadviser believes may enhance performance. The Fund may not invest in all of the bonds in the Index, or in the same weightings as in the Index. Because the Index typically includes securities not readily available in the market, the Fund may invest in bonds that are not included in the Index but that are selected to reflect as closely as practicable characteristics, such as maturity, duration, or credit quality, of bonds in the Index. This may result in different levels of interest rate, credit or other risks from the levels of risks on the securities included in the Index. The Fund may trade securities to the extent necessary to maintain the duration of certain segments of the portfolio close to the duration of corresponding segments of the Index.

Under normal market conditions, the Fund invests at least 80% of its net assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. The subadviser uses the Index as a guide in structuring the Fund and selecting its investments and manages the Fund to have similar overall interest rate risk to the index.
The Fund usually will invest a portion of its assets in mortgage-backed securities. Most mortgage-backed securities are issued by Federal government agencies, such as the Government National Mortgage Association ("Ginnie Mae"), or government sponsored enterprises, such as the Federal Home Loan Mortgage Corporation ("Freddie Mac") or the Federal National Mortgage Association ("Fannie Mae"). Principal and interest payments on mortgage-backed securities issued by the Federal government agencies may be guaranteed by either the Federal government or the government agency, but not all such securities issued by certain government agencies and by government sponsored enterprises are guaranteed by the U.S. government or backed by the full faith and credit of the United States.
The Fund also may invest in U.S. Treasury bills, notes and bonds and other "full faith and credit" obligations of the U.S. Government. The Fund may also invest in U.S. Government agency securities, which are debt obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government. "Agency" securities may not be backed by the "full faith and credit" of the U.S. Government. U.S. Government agencies may include the Federal Farm Credit Bank, the Resolution Trust Corporation and the Government National Mortgage Association. "Agency" obligations are not explicitly guaranteed by the U.S. Government and so are perceived as somewhat riskier than comparable Treasury bonds.
Eligible investments for the Fund also include:
•Agency and non-agency mortgage-backed securities back by loans secured by residential, multifamily, and commercial properties;
• Obligations of U.S. and foreign corporations;
• Obligations of foreign governments and supranational entities, such as the World Bank;
• Asset-backed securities;
• Municipal bonds, both taxable and tax-exempt;
• Preferred stock, including non-convertible preferred stock; and
• Cash equivalent securities (any security that has an effective duration under one year, a weighted average life of less than one year, and spread duration less than one year).

Securities must be rated investment grade or better at the time of purchase. The Fund will have a targeted duration within a band of ±10% around the duration of the Index. Except for Treasury or agency debentures, pass through securities, or REMICs (real estate mortgage investment conduits), no more than 3% of the Fund's assets may be invested in the securities of a single issuer.
The Fund may use futures, options, and/or swaps to manage duration and other characteristics of its portfolio. The Fund is permitted to purchase securities in private placements or Rule 144A transactions and to purchase securities on a when-issued basis or for forward delivery. The Fund may also enter into repurchase agreements and covered dollar rolls on mortgage securities.

Principal Risks
Interest Rate  When interest rates rise, debt security prices generally fall. The opposite is also generally true: debt security prices rise when interest rates fall. Interest rate changes are influenced by a number of factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand of bonds. In general, securities with longer maturities or durations are more sensitive to these interest rate changes.

Prepayment  Prepayment risk occurs when a debt security can be repaid in whole or in part prior to the security's maturity and the Fund must reinvest the proceeds it receives, during periods of declining interest rates, in securities that pay a lower rate of interest. Also, if a security has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Prepayments generally increase when interest rates fall.

Mortgage-Backed Securities  Mortgage-backed securities differ from conventional debt securities because principal is paid back periodically over the life of the security rather than at maturity. The Fund may receive unscheduled payments of principal due to voluntary prepayments, refinancings or foreclosures on the underlying mortgage loans. Because of prepayments, mortgage-backed securities may be less effective than some other types of debt securities as a means of "locking in" long-term interest rates and may have less potential for capital appreciation during periods of falling interest rates. A reduction in the anticipated rate of principal prepayments, especially during periods of rising interest rates, may increase or extend the effective maturity of mortgage-backed securities, making them more sensitive to interest rate changes, subject to greater price volatility, and more susceptible than some other debt securities to a decline in market value when interest rates rise.

Income  Because the Fund can only distribute what it earns, the Fund's distributions to shareholders may decline when prevailing interest rates fall or when the Fund experiences defaults on debt securities it holds.

Credit  An issuer of debt securities may fail to make interest payments and repay principal when due, in whole or in part. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value. While securities issued by Ginnie Mae are backed by the full faith and credit of the U.S. government, not all securities of the various U.S. government agencies are, including those of Fannie Mae and Freddie Mac. Accordingly, securities issued by Fannie Mae and Freddie Mac may involve a risk of non-payment of principal and interest.

Management  The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Principal Risks
• Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Index Fund Risk The Fund does not attempt to manage market volatility or reduce the effects of poor bond performance. In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Interest Rate Risk Debt securities held by the Fund may decline in value due to rising interest rates. Interest rates in the U.S. are at, or near, historic lows, which may increase the Fund's exposure to risks related to rising rates.
• Leveraging Risk The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Credit Risk The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the Fund's earnings.
• Call Risk If interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date. The Fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income.
• Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.
• Extension Risk If interest rates rise, debt securities may be paid in full more slowly than anticipated.
• Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Mortgage-Related and Other Asset-Backed Risk Investing in mortgage-related or other asset-backed securities involves a variety of risks associated with the credit markets, such as rising or falling interest rates, increases in the rate of defaults or prepayments, and the quality of the pool of mortgages (subprime risk) or other assets that backs the security.
• Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
• Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Portfolio Turnover The Fund may trade its portfolio securities frequently, which could result in higher transaction costs and could adversely affect the Fund's performance.
• Private Placed Securities Risk The Fund may invest in privately placed securities, which are subject to resale restrictions.
• Repurchase Agreements and Purchase and Sale Contracts Risk If the other party to a repurchase agreement or purchase and sale contract defaults on it obligation under the agreement, the Fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security in ether situation and the market value of the security declines, the Fund may lose money.
• Emerging Markets Risk Emerging markets may have less developed or more volatile trading markets, less developed legal and accounting systems, and greater likelihood of government restrictions, nationalization, or confiscation than developed countries.
• Sovereign Debt Risk Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
• U.S. Government Obligations Risk Certain securities in which the Fund may invest, including securities issued by certain government agencies and government sponsored enterprises, are not guaranteed by the U.S. Government or supported by the full faith and credit of the United States.

Proposed Substitution 5
Target Fund	Destination Fund
Templeton Growth VIP Fund, Class 1 Templeton Growth VIP Fund, Class 2	AZL Global Equity Index Fund, Class 1 AZL Global Equity Index Fund, Class 2[14]
Investment Objective Long-term capital growth.	Investment Objective The Fund seeks to match the performance of the MSCI World Index as closely as possible.
Principal Investment Strategy
Under normal market conditions, the Fund invests predominantly in the equity securities of companies located anywhere in the world, including developing markets. The equity securities in which the Fund primarily invests are common stock. The Fund may invest in companies of any size, including small and medium capitalization companies. Although the Fund seeks investments across a number of countries and sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.

When choosing equity investments for the Fund, the investment manager applies a "bottom-up," value-oriented, long-term approach, focusing on the market price of a company's securities relative to the investment manager's evaluation of the company's long-term earnings, asset value and cash flow potential. The investment manager also considers a company's price/earnings ratio, price/cash flow ratio, profit margins and liquidation value.

The Fund may, from time to time, seek to hedge (protect) against currency risks, using certain derivative instruments, including currency and cross currency forwards and currency futures contracts.

Principal Investment Strategy
The Fund seeks to track the investment results of the MSCI World Index (the "Underlying Index"), which is designed to measure the performance of equity securities in the top 85% of equity market capitalization, as calculated by the index provider, in certain developed market countries. The Underlying Index includes equity securities issued by issuers which range in size between approximately $644.3 million and $688.4 billion, although this range may change from time to time. As of October 30, 2015, the Underlying Index consisted of companies in the following 23 countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. The Underlying Index may include large- or mid-capitalization companies, and components primarily include financial services, healthcare, information technology and consumer discretionary companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

BlackRock uses a representative sampling indexing strategy to manage the Fund. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Underlying Index. The Fund may or may not hold all of the securities in the Underlying Index.

The Fund generally invests at least 90% of its assets, plus the amount of any borrowing for investment purposes, in securities of the Underlying Index and in depositary receipts representing securities of the Underlying Index.

Principal Risks
Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise. Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Foreign Securities  Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: internal and external political and economic developments – e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; trading practices – e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information – e.g., foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets – e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments may be greater in developing or emerging market countries.

Regional Focus  Because the Fund may invest at least a significant portion of its assets in companies in a specific region, including Europe, the Fund is subject to greater risks of adverse developments in that region and/or the surrounding regions than a fund that is more broadly diversified geographically. Political, social or economic disruptions in the region, even in countries in which the Fund is not invested, may adversely affect the value of securities values held by the Fund. Current political uncertainty surrounding the European Union (EU) and its membership, including the 2016 referendum in which the United Kingdom voted to exit the EU, may increase market volatility. The financial instability of some countries in the EU, including Greece, Italy and Spain, together with the risk of that impacting other more stable countries may increase the economic risk of investing in companies in Europe.

The risk of investments in Europe may be heightened due to the 2016 referendum in which the United Kingdom voted to exit the European Union (EU).  Political, economic and legal uncertainty may cause increased market volatility.  In addition, if one or more countries were to exit the EU or abandon the use of the Euro as a currency, the value of investments associated with those countries or the Euro could decline significantly and unpredictably and it would likely cause additional market disruption globally and introduce new legal and regulatory uncertainties.

Developing Markets  The Fund's investments in securities of issuers in developing market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation or currency devaluation.

Smaller and Midsize Companies  Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Value Style Investing  A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company's value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

Derivative Instruments  The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund's portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund's initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

Management  The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Focus  To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Principal Risks
• Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.
• Depositary Receipt Risk Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities.
• Index Fund Risk The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance. In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Capitalization Risk Investing in small- to mid-sized companies creates risk because smaller companies may have unpredictable or limited earnings, and their securities may be less liquid or experience more volatile prices than those of large companies.

14 Prior to October 14, 2016, this Fund was known as AZL NFJ International Value Fund.

Proposed Substitution 6
Target Fund	Destination Fund
BlackRock Global Allocation V.I. Fund, Class III	AZL Moderate Index Strategy Fund, Class 1[15]
Investment Objective The Fund seeks high total investment return.	Investment Objective The Fund seeks long-term capital appreciation.
Principal Investment Strategy
The Fund invests in a portfolio of equity, debt and money market securities. Generally, the Fund's portfolio will include both equity and debt securities. Equity securities include common stock, preferred stock, securities convertible into common stock, rights and warrants, or securities or other instruments whose price is linked to the value of common stock. At any given time, however, the Fund may emphasize either debt securities or equity securities. In selecting equity investments, the Fund mainly seeks securities that Fund management believes are undervalued. The Fund may buy debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, and debt securities of any kind, including, by way of example, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, by foreign governments or international agencies or supranational entities, or by domestic or foreign private issuers, debt securities convertible into equity securities, inflation-indexed bonds, structured notes, credit-linked notes, loan assignments and loan participations. In addition, the Fund may invest up to 35% of its total assets in "junk bonds," corporate loans and distressed securities. The Fund may also invest in real estate investment trusts ("REITs") and securities related to real assets (like real estate- or precious metals-related securities) such as stock, bonds or convertible bonds issued by REITs or companies that mine precious metals.

When choosing investments, Fund management considers various factors, including opportunities for equity or debt investments to increase in value, expected dividends and interest rates. The Fund generally seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility. The Fund has no geographic limits on where it may invest. This flexibility allows Fund management to look for investments in markets around the world, including emerging markets, that it believes will provide the best asset allocation to meet the Fund's objective. The Fund may invest in the securities of companies of any market capitalization.

Generally, the Fund may invest in the securities of corporate and governmental issuers located anywhere in the world. The Fund may emphasize foreign securities when Fund management expects these investments to outperform U.S. securities. When choosing investment markets, Fund management considers various factors, including economic and political conditions, potential for economic growth and possible changes in currency exchange rates. In addition to investing in foreign securities, the Fund actively manages its exposure to foreign currencies through the use of forward currency contracts and other currency derivatives. The Fund may own foreign cash equivalents or foreign bank deposits as part of the Fund's investment strategy. The Fund will also invest in non-U.S. currencies. The Fund may underweight or overweight a currency based on the Fund management team's outlook.

The Fund's composite Reference Benchmark has at all times since the Fund's formation included a 40% weighting in non-U.S. securities. The Reference Benchmark is an unmanaged weighted index comprised as follows: 36% of the Standard & Poor's ("S&P") 500 Index; 24% FTSE World (ex U.S.) Index; 24% BofA Merrill Lynch Current 5-Year U.S. Treasury Index; and 16% Citigroup Non-U.S. Dollar World Government Bond Index. Throughout its history, the Fund has maintained a weighting in non-U.S. securities, often exceeding the 40% Reference Benchmark weighting and rarely falling below this allocation. Under normal circumstances, the Fund will continue to allocate a substantial amount (approximately 40% or more — unless market conditions are not deemed favorable by BlackRock, in which case the Fund would invest at least 30%) of its total assets in securities of (i) foreign government issuers, (ii) issuers organized or located outside the U.S., (iii) issuers which primarily trade in a market located outside the U.S., or (iv) issuers doing a substantial amount of business outside the U.S., which the Fund considers to be companies that derive at least 50% of their revenue or profits from business outside the U.S., or have at least 50% of their sales or assets outside the U.S. The Fund will allocate its assets among various regions and countries, including the United States (but in no less than three different countries). For temporary defensive purposes, the Fund may deviate very substantially from the allocation described above.

The Fund may use derivatives, including options, futures, indexed securities, inverse securities, swaps and forward contracts both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets. The Fund may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles such as exchange-traded funds that invest exclusively in commodities and are designed to provide this exposure without direct investment in physical commodities. The Fund may also gain exposure to commodity markets by investing up to 25% of its total assets in  BlackRock Cayman Global Allocation V.I. Fund I, Ltd. (the "Subsidiary"), a wholly-owned subsidiary of the Fund formed in the Cayman Islands, which invests primarily in commodity-related instruments. The Subsidiary may also hold cash and invest in other instruments, including fixed-income securities, either as investments or to serve as margin or collateral for the Subsidiary's derivative positions. The Subsidiary (unlike the Fund) may invest without limitation in commodity-related instruments.

Principal Investment Strategy

The Fund is a fund of funds that seeks to achieve its goal by investing primarily in a combination of five underlying index funds (the "Index Strategy Underlying Funds"):
• AZL Enhanced Bond Index Fund
• AZL S&P 500 Index Fund
• AZL Mid Cap Index Fund
• AZL Small Cap Stock Index Fund
• AZL International Index Fund

Under normal market conditions, the Fund will allocate 50%-70% of its assets in the underlying equity index funds and 30%-50% of its assets in the underlying bond index fund. The AZL Enhanced Bond Index Fund is a bond index fund; the other four Index Strategy Underlying Funds are equity index funds. The Manager may allocate the Fund's assets outside of the target ranges specified here when the Manager believes that doing so would better enable the Fund to pursue its investment objective or is necessary for temporary defensive purposes.
The investment results of the Index Strategy Underlying Funds will vary. As a result, the Manager monitors the allocations to the Index Strategy Underlying Funds daily and periodically adjusts the allocations. The performance and income distributions of each of the Index Strategy Underlying Funds will differ from the performance and income distributions of the underlying funds as a result of small variations in the Fund's allocations and any cash held in its portfolio.

Principal Risks
Commodities Related Investments Risks — Exposure to the commodities markets may subject the Fund to greater volatility than investments in traditional securities. The value of commodity-linked derivative investments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.
Convertible Securities Risk — The market value of a convertible security performs like that of a regular debt security; that is, if market interest rates rise, the value of a convertible security usually falls. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer's credit rating or the market's perception of the issuer's creditworthiness. Since it derives a portion of its value from the common stock into which it may be converted, a convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock.
Corporate Loans Risk — Commercial banks and other financial institutions or institutional investors make corporate loans to companies that need capital to grow or restructure. Borrowers generally pay interest on corporate loans at rates that change in response to changes in market interest rates such as the London Interbank Offered Rate ("LIBOR") or the prime rates of U.S. banks. As a result, the value of corporate loan investments is generally less exposed to the adverse effects of shifts in market interest rates than investments that pay a fixed rate of interest. The market for corporate loans may be subject to irregular trading activity and wide bid/ask spreads. In addition, transactions in corporate loans may settle on a delayed basis. As a result, the proceeds from the sale of corporate loans may not be readily available to make additional investments or to meet the Fund's redemption obligations. To the extent the extended settlement process gives rise to short-term liquidity needs, the Fund may hold additional cash, sell investments or temporarily borrow from banks and other lenders.
Debt Securities Risk — Debt securities, such as bonds, involve interest rate risk, credit risk, extension risk, and prepayment risk, among other things.
Interest Rate Risk — The market value of bonds and other fixed-income securities changes in response to interest rate changes and other factors. Interest rate risk is the risk that prices of bonds and other fixed-income securities will increase as interest rates fall and decrease as interest rates rise. The Fund may be subject to a greater risk of rising interest rates due to the current period of historically low rates. For example, if interest rates increase by 1%, assuming a current portfolio duration of ten years, and all other factors being equal, the value of the Fund's investments would be expected to decrease by 10%. The magnitude of these fluctuations in the market price of bonds and other fixed-income securities is generally greater for those securities with longer maturities. Fluctuations in the market price of the Fund's investments will not affect interest income derived from instruments already owned by the Fund, but will be reflected in the Fund's net asset value. The Fund may lose money if short-term or long-term interest rates rise sharply in a manner not anticipated by Fund management. To the extent the Fund invests in debt securities that may be prepaid at the option of the obligor (such as mortgage-backed securities), the sensitivity of such securities to changes in interest rates may increase (to the detriment of the Fund) when interest rates rise. Moreover, because rates on certain floating rate debt securities typically reset only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the net asset value of the Fund to the extent that it invests in floating rate debt securities. These basic principles of bond prices also apply to U.S. Government securities. A security backed by the "full faith and credit" of the U.S. Government is guaranteed only as to its stated interest rate and face value at maturity, not its current market price. Just like other fixed-income securities, government-guaranteed securities will fluctuate in value when interest rates change. A general rise in interest rates has the potential to cause investors to move out of fixed-income securities on a large scale, which may increase redemptions from funds that hold large amounts of fixed-income securities. Heavy redemptions could cause the Fund to sell assets at inopportune times or at a loss or depressed value and could hurt the Fund's performance.
Credit Risk — Credit risk refers to the possibility that the issuer of a debt security (i.e., the borrower) will not be able to make principal and interest payments when due. Changes in an issuer's credit rating or the market's perception of an issuer's creditworthiness may also affect the value of the Fund's investment in that issuer. The degree of credit risk depends on the issuer's financial condition and on the terms of the securities.
Extension Risk — When interest rates rise, certain obligations will be paid off by the obligor more slowly than anticipated, causing the value of these obligations to fall.
Prepayment Risk — When interest rates fall, certain obligations will be paid off by the obligor more quickly than originally anticipated, and the Fund may have to invest the proceeds in securities with lower yields.
Derivatives Risk — The Fund's use of derivatives may increase its costs, reduce the Fund's returns and/or increase volatility. Derivatives involve significant risks, including:
Volatility Risk — Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price within a short time period. A risk of the Fund's use of derivatives is that the fluctuations in their values may not correlate with the overall securities markets.
Counterparty Risk — Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation.
Market and Liquidity Risk — The possible lack of a liquid secondary market for derivatives and the resulting inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses and could make derivatives more difficult for the Fund to value accurately.
Valuation Risk — Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them.
Leverage Risk — Certain transactions in derivatives involve substantial leverage risk and may expose the Fund to potential losses that exceed the amount originally invested by the Fund.
Tax Risk — Certain aspects of the tax treatment of derivative instruments, including swap agreements and commodity-linked derivative instruments, are currently unclear and may be affected by changes in legislation, regulations or other legally binding authority. Such treatment may be less favorable than that given to a direct investment in an underlying asset and may adversely affect the timing, character and amount of income the Fund realizes from its investments.
Regulatory Risk — Derivative contracts, including, without limitation, swaps, currency forwards and non-deliverable forwards, are subject to regulation under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") in the United States and under comparable regimes in Europe, Asia and other non-U.S. jurisdictions. Under the Dodd-Frank Act, certain derivatives may become subject to margin requirements when regulations are finalized. Implementation of such regulations under the Dodd-Frank Act regarding clearing, mandatory trading and margining of swaps and other derivatives may increase the costs to the Fund of trading in these instruments and, as a result, may affect returns to investors in the Fund. In December 2015, the Securities and Exchange Commission proposed a new rule to regulate the use of derivatives by registered investment companies, such as the Fund. If the rule goes into effect, it could limit the ability of the Fund to invest or remain invested in derivatives.
Distressed Securities Risk — Distressed securities are speculative and involve substantial risks in addition to the risks of investing in junk bonds. The Fund will generally not receive interest payments on the distressed securities and may incur costs to protect its investment. In addition, distressed securities involve the substantial risk that principal will not be repaid. These securities may present a substantial risk of default or may be in default at the time of investment. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to a portfolio company, the Fund may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Distressed securities and any securities received in an exchange for such securities may be subject to restrictions on resale.
Emerging Markets Risk — Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.
Equity Securities Risk — Stock markets are volatile. The price of equity securities fluctuates based on changes in a company's financial condition and overall market and economic conditions.
Foreign Securities Risk — Foreign investments often involve special risks not present in U.S. investments that can increase the chances that the Fund will lose money. These risks include:
• The Fund generally holds its foreign securities and cash in foreign banks and securities depositories, which may be recently organized or new to the foreign custody business and may be subject to only limited or no regulatory oversight.
• Changes in foreign currency exchange rates can affect the value of the Fund's portfolio.
• The economies of certain foreign markets may not compare favorably with the economy of the United States with respect to such issues as growth of gross national product, reinvestment of capital, resources and balance of payments position.
• The governments of certain countries may prohibit or impose substantial restrictions on foreign investments in their capital markets or in certain industries.
• Many foreign governments do not supervise and regulate stock exchanges, brokers and the sale of securities to the same extent as does the United States and may not have laws to protect investors that are comparable to U.S. securities laws.
• Settlement and clearance procedures in certain foreign markets may result in delays in payment for or delivery of securities not typically associated with settlement and clearance of U.S. investments.
• The European financial markets have recently experienced volatility and adverse trends due to concerns about economic downturns in, or rising government debt levels of, several European countries. These events may spread to other countries in Europe. These events may affect the value and liquidity of certain of the Fund's investments.
Junk Bonds Risk — Although junk bonds generally pay higher rates of interest than investment grade bonds, junk bonds are high risk investments that may cause income and principal losses for the Fund.
Leverage Risk — Some transactions may give rise to a form of economic leverage. These transactions may include, among others, derivatives, and may expose the Fund to greater risk and increase its costs. The use of leverage may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet any required asset segregation requirements. Increases and decreases in the value of the Fund's portfolio will be magnified when the Fund uses leverage.
Market Risk and Selection Risk — Market risk is the risk that one or more markets in which the Fund invests will go down in value, including the possibility that the markets will go down sharply and unpredictably. Selection risk is the risk that the securities selected by Fund management will underperform the markets, the relevant indices or the securities selected by other funds with similar investment objectives and investment strategies. This means you may lose money.
Mid Cap Securities Risk — The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies.
Mortgage- and Asset-Backed Securities Risks — Mortgage- and asset-backed securities represent interests in "pools" of mortgages or other assets, including consumer loans or receivables held in trust. Mortgage- and asset-backed securities are subject to credit, interest rate, prepayment and extension risks. These securities also are subject to risk of default on the underlying mortgage or asset, particularly during periods of economic downturn. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed securities.
Precious Metal Related Securities Risk — Prices of precious metals and of precious metal related securities historically have been very volatile. The high volatility of precious metal prices may adversely affect the financial condition of companies involved with precious metals. The production and sale of precious metals by governments or central banks or other larger holders can be affected by various economic, financial, social and political factors, which may be unpredictable and may have a significant impact on the prices of precious metals. Other factors that may affect the prices of precious metals and securities related to them include changes in inflation, the outlook for inflation and changes in industrial and commercial demand for precious metals.
Real Estate Related Securities Risk — The main risk of real estate related securities is that the value of the underlying real estate may go down. Many factors may affect real estate values. These factors include both the general and local economies, the amount of new construction in a particular area, the laws and regulations (including zoning and tax laws) affecting real estate and the costs of owning, maintaining and improving real estate. The availability of mortgages and changes in interest rates may also affect real estate values. If the Fund's real estate related investments are concentrated in one geographic area or in one property type, the Fund will be particularly subject to the risks associated with that area or property type.
REIT Investment Risk — Investments in REITs involve unique risks. REITs may have limited financial resources, may trade less frequently and in limited volume and may be more volatile than other securities.
Small Cap and Emerging Growth Securities Risk — Small cap or emerging growth companies may have limited product lines or markets. They may be less financially secure than larger, more established companies. They may depend on a more limited management group than larger capitalized companies.
Sovereign Debt Risk — Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
Structured Notes Risk — Structured notes and other related instruments purchased by the Fund are generally privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a specific asset, benchmark asset, market or interest rate ("reference measure"). The purchase of structured notes exposes the Fund to the credit risk of the issuer of the structured product. Structured notes may be leveraged, increasing the volatility of each structured note's value relative to the change in the reference measure. Structured notes may also be less liquid and more difficult to price accurately than less complex securities and instruments or more traditional debt securities.
Subsidiary Risk — By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary's investments. The commodity-related instruments held by the Subsidiary are generally similar to those that are permitted to be held by the Fund and are subject to the same risks that apply to similar investments if held directly by the Fund (see "Commodities Related Investments Risks" above). There can be no assurance that the investment objective of the Subsidiary will be achieved. The Subsidiary is not registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and, unless otherwise noted in this prospectus, is not subject to all the investor protections of the Investment Company Act. However, the Fund wholly owns and controls the Subsidiary, and the Fund and the Subsidiary are both managed by BlackRock, making it unlikely that the Subsidiary will take action contrary to the interests of the Fund and its shareholders. Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or the Subsidiary to operate as described in this prospectus and the Statement of Additional Information and could adversely affect the Fund.
Warrants Risk — If the price of the underlying stock does not rise above the exercise price before the warrant expires, the warrant generally expires without any value and the Fund will lose any amount it paid for the warrant. Thus, investments in warrants may involve substantially more risk than investments in common stock. Warrants may trade in the same markets as their underlying stock; however, the price of the warrant does not necessarily move with the price of the underlying stock.

Principal Risks

As a fund of funds, the Fund is subject to allocation risk, which is the risk associated with the Manager's decision regarding how the Fund's assets should be allocated among the various underlying investment options. The Manager's decisions about the allocation of the Fund's assets could cause the Fund to underperform other funds with similar investment objectives. There also can be no guarantee that investment decisions made by the Manager will produce the desired results. The Fund is also subject to issuer risk, which is the risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. The Fund, as a shareholder of the underlying funds, indirectly bears its proportionate share of any investment management fees and other expenses of the underlying funds. Because the underlying funds do not attempt to manage market volatility or reduce the effects of poor stock performance, the Fund is subject to index fund risk; factors such as fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
Because the Fund invests in the Index Strategy Underlying Funds, it is also subject to the risks associated with those investments. With a target allocation of approximately 50%-70% of its assets in equity strategies, the Fund is proportionately subject to market risk, which is the risk that the market value of portfolio securities may go up or down, sometimes rapidly and unpredictably, and foreign risk, which includes the risks of fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
With a target allocation of approximately 30%-50% of its assets in fixed income strategies, the Fund is proportionately subject to bond risks, including: interest rate risk, which is the risk that the debt securities held by the underlying fund may decline in value due to rising interest rates; credit risk, which is the chance that the failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the underlying fund's earnings; income risk, which is the chance that falling interest rates may cause the underlying fund's income to decline; call risk or prepayment risk, which is the risk that if interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date, and the underlying fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income; and extension risk, which is the risk that, if interest rates rise, debt securities may be paid in full more slowly than anticipated.

15 Prior to October 14, 2016, this Fund was known as AZL Invesco Equity and Income Fund.

Proposed Substitution 7
Target Fund	Destination Fund
Fidelity VIP FundsManager 60% Portfolio, Service Class 2	AZL Moderate Index Strategy Fund, Class 1[16]
Investment Objective The fund seeks high total return.	Investment Objective The Fund seeks long-term capital appreciation.
Principal Investment Strategy
Normally investing in a combination of underlying Fidelity® retail and Variable Insurance Products (VIP) funds (underlying Fidelity® funds). Using a target asset allocation among underlying Fidelity® funds of approximately:
• Domestic Equity Funds (42%)
• International Equity Funds (18%)
• Fixed-Income Funds (35%)
• Money Market Funds (5%)
Actively managing underlying Fidelity® fund holdings to achieve portfolio characteristics similar to the Fidelity VIP FundsManager 60% Composite Index®, which is a hypothetical representation of the performance of the asset classes in which the underlying Fidelity® funds invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market Index® (equities); MSCI EAFE Index (international equities); Barclays® U.S. Aggregate Bond Index (bonds); and Barclays® U.S. 3 Month Treasury Bellwether Index (short-term investments).

Using proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager's experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds.

Principal Investment Strategy

The Fund is a fund of funds that seeks to achieve its goal by investing primarily in a combination of five underlying index funds (the "Index Strategy Underlying Funds"):

• AZL Enhanced Bond Index Fund
• AZL S&P 500 Index Fund
• AZL Mid Cap Index Fund
• AZL Small Cap Stock Index Fund
• AZL International Index Fund

Under normal market conditions, the Fund will allocate 50%-70% of its assets in the underlying equity index funds and 30%-50% of its assets in the underlying bond index fund. The AZL Enhanced Bond Index Fund is a bond index fund; the other four Index Strategy Underlying Funds are equity index funds. The Manager may allocate the Fund's assets outside of the target ranges specified here when the Manager believes that doing so would better enable the Fund to pursue its investment objective or is necessary for temporary defensive purposes.
The investment results of the Index Strategy Underlying Funds will vary. As a result, the Manager monitors the allocations to the Index Strategy Underlying Funds daily and periodically adjusts the allocations. The performance and income distributions of each of the Index Strategy Underlying Funds will differ from the performance and income distributions of the underlying funds as a result of small variations in the Fund's allocations and any cash held in its portfolio.

Principal Risks

Investing in Other Funds.  The fund bears all risks of investment strategies employed by the underlying funds, including the risk that the underlying funds will not meet their investment objectives.

Stock Market Volatility.  Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Interest Rate Changes.  Interest rate increases can cause the price of a debt or money market security to decrease.

Foreign Exposure.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.

Geographic Exposure.  Social, political, and economic conditions and changes in regulatory, tax, or economic policy in a country or region could significantly affect the market in that country or region.

Industry Exposure.  Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single industry or group of related industries.

Prepayment.  The ability of an issuer of a debt security to repay principal prior to a security's maturity can cause greater price volatility if interest rates change.

Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade  quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower- quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell.

Leverage Risk.  Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.

Commodity-Linked Investing.  The value of commodities and commodity-linked investments may be affected by the performance of the overall commodities markets as well as weather, political, tax, and other regulatory and market developments. Commodity-linked investments may be more volatile and less liquid than the underlying commodity, instruments, or measures.

Principal Risks

As a fund of funds, the Fund is subject to allocation risk, which is the risk associated with the Manager's decision regarding how the Fund's assets should be allocated among the various underlying investment options. The Manager's decisions about the allocation of the Fund's assets could cause the Fund to underperform other funds with similar investment objectives. There also can be no guarantee that investment decisions made by the Manager will produce the desired results. The Fund is also subject to issuer risk, which is the risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. The Fund, as a shareholder of the underlying funds, indirectly bears its proportionate share of any investment management fees and other expenses of the underlying funds. Because the underlying funds do not attempt to manage market volatility or reduce the effects of poor stock performance, the Fund is subject to index fund risk; factors such as fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
Because the Fund invests in the Index Strategy Underlying Funds, it is also subject to the risks associated with those investments. With a target allocation of approximately 50%-70% of its assets in equity strategies, the Fund is proportionately subject to market risk, which is the risk that the market value of portfolio securities may go up or down, sometimes rapidly and unpredictably, and foreign risk, which includes the risks of fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
With a target allocation of approximately 30%-50% of its assets in fixed income strategies, the Fund is proportionately subject to bond risks, including: interest rate risk, which is the risk that the debt securities held by the underlying fund may decline in value due to rising interest rates; credit risk, which is the chance that the failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the underlying fund's earnings; income risk, which is the chance that falling interest rates may cause the underlying fund's income to decline; call risk or prepayment risk, which is the risk that if interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date, and the underlying fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income; and extension risk, which is the risk that, if interest rates rise, debt securities may be paid in full more slowly than anticipated.

16 Prior to October 14, 2016, this Fund was known as AZL Invesco Equity and Income Fund.

Proposed Substitution 8
Target Fund	Destination Fund
Franklin Founding Funds Allocation VIP Fund, Class 2	AZL Moderate Index Strategy Fund, Class 1[17]
Investment Objective Capital appreciation. Its secondary goal is income.	Investment Objective The Fund seeks long-term capital appreciation.
Principal Investment Strategy
The Fund is a "fund of funds" meaning that it seeks to achieve its investment goals by investing its assets in a combination of Class 1 shares of the Franklin Income VIP Fund (33 1/3%), Franklin Mutual Shares VIP Fund (33 1/3%) and Templeton Growth VIP Fund (33 1/3%) (underlying funds). The Fund makes equal allocations to each of the underlying funds on a fixed percentage basis. The administrator rebalances the Fund's investments in the underlying funds periodically and may recommend to the Fund's board of trustees additional or different underlying funds for investment (without the approval of shareholders). These underlying funds, in turn, invest primarily in U.S. and foreign equity securities, and, to a lesser extent, fixed income and money market securities, each following a value oriented approach.

Franklin Income VIP Fund
The fund seeks to maximize income while maintaining prospects for capital appreciation by investing, under normal market conditions, in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the investment manager's analysis of the best opportunities in a given market. The fund seeks income by investing in debt securities such as corporate, foreign and U.S. Treasury bonds, as well as stocks with dividend yields the investment manager believes are attractive. The fund maintains the flexibility to invest in securities of companies from a variety of sectors, but from time to time, based on economic conditions, the fund may have significant investments in particular sectors. The fund may invest up to 100% of its assets in debt securities that are rated below investment grade (also known as "junk bonds"). The fund may also invest up to 25% of its assets in foreign securities.

Franklin Mutual Shares VIP Fund
The fund's principal investment goal is capital appreciation and its secondary goal is income. Under normal market conditions, the fund invests primarily in equity securities (including securities convertible into, or that the investment manager expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the investment manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). The fund invests primarily in undervalued securities and, to a lesser extent, in merger arbitrage securities and the debt and equity of distressed companies. The fund generally invests the equity portion of its portfolio primarily to predominantly in companies with market capitalization values greater than $5 billion, with a portion or significant amount of its assets in smaller companies. The fund may invest a significant portion of its assets in foreign investments. The fund may also use certain derivative instruments such as forward foreign currency exchange contracts and currency futures contracts, to hedge against currency or market risks.

Templeton Growth VIP Fund
The fund seeks long-term capital growth. Under normal market conditions, the fund invests predominantly in the equity securities of companies located anywhere in the world, including those in developing markets. The equity securities in which the Fund primarily invests are common stock. The Fund may invest in companies of any size, including small and medium capitalization companies. Although the fund seeks investments across a number of countries and sectors, from time to time, based on economic conditions, the fund may have significant positions in particular countries or sectors.

Principal Investment Strategy

The Fund is a fund of funds that seeks to achieve its goal by investing primarily in a combination of five underlying index funds (the "Index Strategy Underlying Funds"):

• AZL Enhanced Bond Index Fund
• AZL S&P 500 Index Fund
• AZL Mid Cap Index Fund
• AZL Small Cap Stock Index Fund
• AZL International Index Fund•

Under normal market conditions, the Fund will allocate 50%-70% of its assets in the underlying equity index funds and 30%-50% of its assets in the underlying bond index fund. The AZL Enhanced Bond Index Fund is a bond index fund; the other four Index Strategy Underlying Funds are equity index funds. The Manager may allocate the Fund's assets outside of the target ranges specified here when the Manager believes that doing so would better enable the Fund to pursue its investment objective or is necessary for temporary defensive purposes.

The investment results of the Index Strategy Underlying Funds will vary. As a result, the Manager monitors the allocations to the Index Strategy Underlying Funds daily and periodically adjusts the allocations. The performance and income distributions of each of the Index Strategy Underlying Funds will differ from the performance and income distributions of the underlying funds as a result of small variations in the Fund's allocations and any cash held in its portfolio.

Principal Risks

Investing in Underlying Funds  Because the Fund invests in underlying funds, and the Fund's performance is directly related to the performance of the underlying funds held by it, the ability of the Fund to achieve its investment goals is directly related to the ability of the underlying funds to meet their investment goals. In addition, shareholders of the Fund will indirectly bear the fees and expenses of the underlying funds. The risks described below are the principal risks of the Fund (directly for "Market" risk and indirectly through its investment in underlying funds for all other risks) and the underlying funds. For purposes of the discussion below, "Fund" means the Fund and/or one or more of the underlying funds in which the Fund invests, as applicable.

Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Value Style Investing  A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company's value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

Foreign Securities  Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: internal and external political and economic developments – e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; trading practices – e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information – e.g., foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets – e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments may be greater in developing or emerging market countries.

Focus  To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Smaller and Midsize Companies  Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Derivative Instruments  The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund's portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund's initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

Income  Because the Fund can only distribute what it earns, the Fund's distributions to shareholders may decline when prevailing interest rates fall or when the Fund experiences defaults on debt securities it holds.

Credit  An issuer of debt securities may fail to make interest payments or repay principal when due, in whole or in part. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value.

Interest Rate  When interest rates rise, debt security prices generally fall. The opposite is also generally true: debt security prices rise when interest rates fall. Interest rate changes are influenced by a number of factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand of bonds. In general, securities with longer maturities or durations are more sensitive to these interest rate changes.

High-Yield Debt Securities  Issuers of lower-rated or "high-yield" debt securities (also known as "junk bonds") are not as strong financially as those issuing higher credit quality debt securities. High-yield debt securities are generally considered predominantly speculative by the applicable rating agencies as their issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. The prices of high-yield debt securities generally fluctuate more than those of higher credit quality. High-yield debt securities are generally more illiquid (harder to sell) and harder to value.

Prepayment  Prepayment risk occurs when a debt security can be repaid in whole or in part prior to the security's maturity and the Fund must reinvest the proceeds it receives, during periods of declining interest rates, in securities that pay a lower rate of interest. Also, if a security has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Prepayments generally increase when interest rates fall.

Merger Arbitrage Securities and Distressed Companies  A merger or other restructuring, or a tender or exchange offer, proposed or pending at the time the Fund invests in merger arbitrage securities may not be completed on the terms or within the time frame contemplated, which may result in losses to the Fund. Debt obligations of distressed companies typically are unrated, lower-rated, in default or close to default and are generally more likely to become worthless than the securities of more financially stable companies.

Management  The underlying funds are subject to management risk because they are each an actively managed investment portfolio. Each underlying funds' investment manager will apply investment techniques and risk analyses in making investment decisions for the underlying fund, but there can be no guarantee that these decisions will produce the desired results.

Principal Risks

As a fund of funds, the Fund is subject to allocation risk, which is the risk associated with the Manager's decision regarding how the Fund's assets should be allocated among the various underlying investment options. The Manager's decisions about the allocation of the Fund's assets could cause the Fund to underperform other funds with similar investment objectives. There also can be no guarantee that investment decisions made by the Manager will produce the desired results. The Fund is also subject to issuer risk, which is the risk that the value of a security may decline for a number of reasons directly related to the issuer of the security. The Fund, as a shareholder of the underlying funds, indirectly bears its proportionate share of any investment management fees and other expenses of the underlying funds. Because the underlying funds do not attempt to manage market volatility or reduce the effects of poor stock performance, the Fund is subject to index fund risk; factors such as fund expenses, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.

Because the Fund invests in the Index Strategy Underlying Funds, it is also subject to the risks associated with those investments. With a target allocation of approximately 50%-70% of its assets in equity strategies, the Fund is proportionately subject to market risk, which is the risk that the market value of portfolio securities may go up or down, sometimes rapidly and unpredictably, and foreign risk, which includes the risks of fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
With a target allocation of approximately 30%-50% of its assets in fixed income strategies, the Fund is proportionately subject to bond risks, including: interest rate risk, which is the risk that the debt securities held by the underlying fund may decline in value due to rising interest rates; credit risk, which is the chance that the failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the underlying fund's earnings; income risk, which is the chance that falling interest rates may cause the underlying fund's income to decline; call risk or prepayment risk, which is the risk that if interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date, and the underlying fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income; and extension risk, which is the risk that, if interest rates rise, debt securities may be paid in full more slowly than anticipated.

17 Prior to October 14, 2016, this Fund was known as AZL Invesco Equity and Income Fund.

Proposed Substitution 9
Target Fund	Destination Fund
Franklin Income VIP Fund, Class 1 Franklin Income VIP Fund, Class 2	AZL Pyramis Multi-Strategy Fund, Class 1 AZL Pyramis Multi-Strategy Fund, Class 2[18]
Investment Objective To maximize income while maintaining prospects for capital appreciation.	Investment Objective The Fund seeks a high level of current income while maintaining prospects for capital appreciation.
Principal Investment Strategy

Under normal market conditions, the Fund invests in a diversified portfolio of debt and equity securities. The Fund may shift its investments from one asset class to another based on the investment manager's analysis of the best opportunities for the Fund's portfolio in a given market. The equity securities in which the Fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, senior floating rate and term loans, mortgage-backed securities and other asset-backed securities, debentures, and shorter term instruments. The Fund seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with dividend yields the investment manager believes are attractive. The Fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as "junk bonds"), including a portion in defaulted securities. The Fund maintains the flexibility to invest in securities of companies from a variety of sectors, but from time to time, based on economic conditions, the Fund may have significant investments in particular sectors. The Fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

The Fund may invest up to 15% of its net assets in equity-linked notes, which are hybrid derivative-type instruments that are specially designed to combine the characteristics of one or more reference securities (usually a single stock, a stock index or a basket of stocks (underlying securities)) and a related equity derivative, such as a put or call option, in a single note form.

The Fund's investment manager searches for undervalued or out-of-favor securities it believes offer opportunities for income today and significant growth tomorrow. It generally performs independent analysis of the debt securities being considered for the Fund's portfolio, rather than relying principally on the ratings assigned by rating organizations. In analyzing both debt and equity securities, the investment manager considers a variety of factors, including:
• a security's relative value based on such factors as anticipated cash flow, interest or dividend coverage, asset coverage, and earnings prospects;
• the experience and strength of the company's management;
• the company's changing financial condition and market recognition of the change;
• the company's sensitivity to changes in interest rates and business conditions; and
• the company's debt maturity schedules and borrowing requirements.
When choosing equity investments for the Fund, the investment manager applies a "bottom-up," value oriented, long-term approach, focusing on the market price of a company's securities relative to the investment manager's evaluation of the company's long-term earnings, asset value and cash flow potential. The investment manager also considers a company's price/earnings ratio, profit margins and liquidation value.

Principal Investment Strategy

Under normal market conditions, the Fund seeks to achieve its objective by investing in a combination of two strategies. Approximately 60% of the Fund's assets will be managed by the subadviser, FIAM LLC, and invested primarily in investment-grade fixed-income securities, and approximately 40% of the Fund's assets will be allocated to and managed by the sub-subadviser, Geode Capital Management, LLC, and invested primarily in large cap common stocks. The percentage allocations to each strategy will be monitored regularly by the Manager, but generally will not exceed plus or minus 3% of the 60%/40% allocation.
The Pyramis® Fixed-Income Strategy

Under normal market conditions, the strategy will invest at least 80% of its net assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. The subadviser uses the Barclays U.S. Aggregate Bond Index as a guide in structuring the strategy and selecting its investments and manages the strategy to have similar overall interest rate risk to the index.
The subadviser considers other factors when selecting strategy investments, including the credit quality of the issuer, security-specific features, current valuation relative to alternatives in the market, short-term trading opportunities resulting from market inefficiencies, and potential future valuation. In managing the strategy's exposure to various risks, including interest rate risk, the subadviser considers, among other things, the market's overall risk characteristics, the market's current pricing of those risks, information on the strategy's competitive universe and internal views of potential future market conditions.
The strategy's assets may be allocated among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on the subadviser's view of the relative value of each sector or maturity.
The strategy's assets may be invested in securities of foreign issuers in addition to securities of domestic issuers, including issuers located in emerging markets.
The strategy may engage in transactions that have a leveraging effect, including investments in derivatives, regardless of whether the strategy may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. The strategy may invest a significant portion of its assets in these types of investments. The strategy's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on the subadviser's outlook and market conditions, the strategy may engage in these transactions to increase or decrease its exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.
The strategy also may invest up to 20% of its assets in lower-quality debt securities, sometimes called "junk bonds."
To earn additional income for the strategy, the subadviser may use a trading strategy that involves selling (or buying) mortgage securities and simultaneously agreeing to purchase (or sell) mortgage securities on a later date at a set price. This trading strategy may increase interest rate exposure and result in an increased portfolio turnover rate which increases transaction costs and may increase taxable gains.
The Geode Equity Strategy
The sub-subadviser normally invests at least 80% of the strategy's assets in common stocks included in the S&P 500® Index. The S&P 500® Index is a market capitalization-weighted index of 500 common stocks chosen for market size, liquidity, and industry group representation to represent U.S. equity performance.
A company's market capitalization is based on its current market capitalization or its market capitalization at the time of the fund's investment. Companies whose capitalization falls below this level after purchase continue to be considered to have a large market capitalization. The size of the companies in an index changes with market conditions and the composition of the index.
The sub-subadviser will also invest in securities of issuers that are not part of the S&P 500® Index. The sub-subadviser considers the strategy's security, industry, and market capitalization weightings relative to the index. In buying and selling securities for the strategy, the sub-subadviser seeks to outperform the S&P 500® Index by, in general, quantitatively evaluating factors such as historical valuation, momentum, profitability, and other factors. The portfolio managers incorporate these analyses using a proprietary program to construct the optimal portfolio holdings and further manage benchmark relative risks. The portfolio managers will generally attempt to overweight securities with positive characteristics identified in the evaluation process and underweight securities with negative characteristics.

The sub-subadviser may invest the strategy's assets in securities of foreign issuers in addition to securities of domestic issuers.
The sub-subadviser may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the strategy's exposure to changing security prices or other factors that affect security values.

Principal Risks
Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise. Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

High-Yield Debt Securities  Issuers of lower-rated or "high-yield" debt securities (also known as "junk bonds") are not as strong financially as those issuing higher credit quality debt securities. High-yield debt securities are generally considered predominantly speculative by the applicable rating agencies as their issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. The prices of high-yield debt securities generally fluctuate more than those of higher credit quality. High-yield debt securities are generally more illiquid (harder to sell) and harder to value.

Interest Rate  When interest rates rise, debt security prices generally fall. The opposite is also generally true: debt security prices rise when interest rates fall. Interest rate changes are influenced by a number of factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand of bonds. In general, securities with longer maturities or durations are more sensitive to these interest rate changes.

Credit  An issuer of debt securities may fail to make interest payments or repay principal when due, in whole or in part. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value.

Income  Because the Fund can only distribute what it earns, the Fund's distributions to shareholders may decline when prevailing interest rates fall, when dividend income from investments in stocks decline, or when the Fund experiences defaults on debt securities it holds.

Prepayment  Prepayment risk occurs when a debt security can be repaid in whole or in part prior to the security's maturity and the Fund must reinvest the proceeds it receives, during periods of declining interest rates, in securities that pay a lower rate of interest. Also, if a security has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Prepayments generally increase when interest rates fall.

Foreign Securities  Investing in foreign securities typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Focus  To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Equity-Linked Notes (ELNs)  ELNs may not perform as expected and could cause the Fund to realize significant losses including its entire principal investment. Other risks include counterparty risk, liquidity risk and imperfect correlation between ELNs and the underlying securities.

Management  The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Value Style Investing  A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company's value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

Principal Risks

The following is a summary of the principal risks to which the Fund's portfolio as a whole is subject. As changes occur in a Fund's portfolio holdings, the extent to which the portfolio is subject to each of these risks may also change.
• Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Selection Risk Because this Fund is actively managed, there can be no guarantee that investment decisions made for the fund will produce the desired results.
• Interest Rate Risk Debt securities held by the Fund may decline in value due to rising interest rates. Interest rates are at, or near, historic lows, which may increase the Fund's exposure to risks related to rising rates.
• Credit Risk The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the Fund's earnings.
• Emerging Markets Risk Emerging markets may have less developed or more volatile trading markets, less developed legal and accounting systems, and greater likelihood of government restrictions, nationalization, or confiscation than developed countries.
• Private Placed Securities Risk The Fund may invest in privately placed securities, which are subject to resale restrictions.
• Call Risk If interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date. The Fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income.
• Extension Risk If interest rates rise, debt securities may be paid in full more slowly than anticipated.
• Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
• Leveraging Risk The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Portfolio Turnover The Fund may trade its portfolio securities frequently, which could result in higher transaction costs and could adversely affect the Fund's performance.
• Asset-Backed Securities Risk Asset-backed securities represent interests in "pools" of assets, including consumer loans or receivables held in trust. Asset-backed securities are subject to credit, interest rate, prepayment and extension risks. These securities also are subject to risk of default of the underlying asset, particularly during periods of economic downturn.
• Security Quality Risk The Fund may invest in high yield, high risk debt securities, which may be subject to higher levels of credit and liquidity risk than higher quality debt securities. Security quality risk is sometimes known as "high-yield risk" or "junk bond risk."
• Income Risk Falling interest rates may cause the Fund's income to decline.
• Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Mortgage-Related and Other Asset-Backed Risk Investing in mortgage-related or other asset-backed securities involves a variety of risks associated with the credit markets, such as rising or falling interest rates, increases in the rate of defaults or prepayments, and the quality of the pool of mortgages (subprime risk) or other assets that back the security.
• U.S. Government Obligations Risk Certain securities in which the Fund may invest, including securities issued by certain government agencies and government sponsored enterprises, are not guaranteed by the U.S. Government or supported by the full faith and credit of the United States.
• Real Estate Investments Risk The performance of investments in real estate depends on the overall strength of the real estate market, the management of real estate investments trusts (REITs), and property management, all of which can be affected by a variety of factors, including national and regional economic conditions.
• Sovereign Debt Risk Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
• Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.
• Quantitative Investing RiskThe value of securities selected using quantitative analysis can react differently to issuer, political, market, and economic developments than the market as a whole or securities selected using only fundamental analysis. The factors used in quantitative analysis and the weight placed on those factors may not be predictive of a security's value. In addition, factors that affect a security's value can change over time and these changes may not be reflected in the quantitative model.

18 Prior to October 14, 2016, this Fund was known as AZL Franklin Templeton Founding Strategy Plus Fund.

Proposed Substitution 10
Target Fund	Destination Fund
PIMCO All Asset Portfolio, Administrative Class	AZL Pyramis Multi-Strategy Fund, Class 2[19]
Investment Objective The Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.	Investment Objective The Fund seeks a high level of current income while maintaining prospects for capital appreciation.
Principal Investment Strategy

The Portfolio seeks to achieve its investment objective by investing under normal circumstances substantially all of its assets in Institutional Class or Class M shares of any funds of the PIMCO Funds and PIMCO Equity Series, affiliated open- end investment companies, except other funds of funds, or shares of any actively-managed funds of the PIMCO ETF Trust, an affiliated investment company (collectively, "Underlying PIMCO Funds"). The Portfolio invests its assets in shares of the Underlying PIMCO Funds and does not invest directly in stocks or bonds of other issuers. Research Affiliates, LLC, the Portfolio's asset allocation sub-adviser, determines how the Portfolio allocates and reallocates its assets among the Underlying PIMCO Funds. In doing so, the asset allocation sub-adviser seeks concurrent exposure to a broad spectrum of asset classes.

The Portfolio may invest in any or all of the Underlying PIMCO Funds, but will not normally invest in every Underlying PIMCO Fund at any particular time. The Portfolio's investment in a particular Underlying PIMCO Fund normally will not exceed 50% of its total assets. The Portfolio will not invest in the Short Strategy Underlying PIMCO Funds, which seek to gain a negative exposure to an asset class such as equities or commodities. The Portfolio's combined investments in the Equity-Related Underlying PIMCO Funds will not exceed 50% of its total assets. In addition, the Portfolio's combined investments in Inflation-Related Underlying PIMCO Funds, which seek to gain exposure to an asset class such as U.S.
Treasury Inflation- Protected Securities ("TIPS"), commodities, or real estate, normally will not exceed 75% of its total assets.

The Portfolio's assets are not allocated according to a predetermined blend of shares of the Underlying PIMCO Funds. Instead, when making allocation decisions among the Underlying PIMCO Funds, the Portfolio's asset allocation sub-adviser considers various quantitative and qualitative data relating to the U.S. and foreign economies and securities markets. Such data includes projected growth trends in the U.S. and foreign economies, forecasts for interest rates and the relationship between short and long-term interest rates (yield curve), current and projected trends in inflation, relative valuation levels in the equity and fixed income markets and various segments within those markets, the outlook and projected growth of various industrial sectors, information relating to business cycles, borrowing needs and the cost of capital, political trends, data relating to trade balances and labor information. The Portfolio's asset allocation sub-adviser has the flexibility to reallocate the Portfolio's assets among any or all of the asset class exposures represented by the Underlying PIMCO Funds based on its ongoing analyses of the equity, fixed income and commodity markets. While these analyses are performed daily, material shifts in asset class exposures typically take place over longer periods of time.

The Portfolio is a "fund of funds," which is a term used to describe mutual funds that pursue their investment objective by investing in other mutual funds. In addition to investing in the Underlying PIMCO Funds, at the discretion of Pacific Investment Management Company LLC ("PIMCO") and without shareholder approval, the Portfolio may invest in additional Underlying PIMCO Funds created in the future.

Principal Investment Strategy

Under normal market conditions, the Fund seeks to achieve its objective by investing in a combination of two strategies. Approximately 60% of the Fund's assets will be managed by the subadviser, FIAM LLC, and invested primarily in investment-grade fixed-income securities, and approximately 40% of the Fund's assets will be allocated to and managed by the sub-subadviser, Geode Capital Management, LLC, and invested primarily in large cap common stocks. The percentage allocations to each strategy will be monitored regularly by the Manager, but generally will not exceed plus or minus 3% of the 60%/40% allocation.

The Pyramis® Fixed-Income Strategy
Under normal market conditions, the strategy will invest at least 80% of its net assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. The subadviser uses the Barclays U.S. Aggregate Bond Index as a guide in structuring the strategy and selecting its investments and manages the strategy to have similar overall interest rate risk to the index.
The subadviser considers other factors when selecting strategy investments, including the credit quality of the issuer, security-specific features, current valuation relative to alternatives in the market, short-term trading opportunities resulting from market inefficiencies, and potential future valuation. In managing the strategy's exposure to various risks, including interest rate risk, the subadviser considers, among other things, the market's overall risk characteristics, the market's current pricing of those risks, information on the strategy's competitive universe and internal views of potential future market conditions.
The strategy's assets may be allocated among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on the subadviser's view of the relative value of each sector or maturity.
The strategy's assets may be invested in securities of foreign issuers in addition to securities of domestic issuers, including issuers located in emerging markets.
The strategy may engage in transactions that have a leveraging effect, including investments in derivatives, regardless of whether the strategy may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. The strategy may invest a significant portion of its assets in these types of investments. The strategy's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on the subadviser's outlook and market conditions, the strategy may engage in these transactions to increase or decrease its exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.
The strategy also may invest up to 20% of its assets in lower-quality debt securities, sometimes called "junk bonds."
To earn additional income for the strategy, the subadviser may use a trading strategy that involves selling (or buying) mortgage securities and simultaneously agreeing to purchase (or sell) mortgage securities on a later date at a set price. This trading strategy may increase interest rate exposure and result in an increased portfolio turnover rate which increases transaction costs and may increase taxable gains.
The Geode Equity Strategy
The sub-subadviser normally invests at least 80% of the strategy's assets in common stocks included in the S&P 500® Index. The S&P 500® Index is a market capitalization-weighted index of 500 common stocks chosen for market size, liquidity, and industry group representation to represent U.S. equity performance.
A company's market capitalization is based on its current market capitalization or its market capitalization at the time of the fund's investment. Companies whose capitalization falls below this level after purchase continue to be considered to have a large market capitalization. The size of the companies in an index changes with market conditions and the composition of the index.

The sub-subadviser will also invest in securities of issuers that are not part of the S&P 500® Index. The sub-subadviser considers the strategy's security, industry, and market capitalization weightings relative to the index. In buying and selling securities for the strategy, the sub-subadviser seeks to outperform the S&P 500® Index by, in general, quantitatively evaluating factors such as historical valuation, momentum, profitability, and other factors. The portfolio managers incorporate these analyses using a proprietary program to construct the optimal portfolio holdings and further manage benchmark relative risks. The portfolio managers will generally attempt to overweight securities with positive characteristics identified in the evaluation process and underweight securities with negative characteristics.

The sub-subadviser may invest the strategy's assets in securities of foreign issuers in addition to securities of domestic issuers.
The sub-subadviser may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the strategy's exposure to changing security prices or other factors that affect security values.

Principal Risks

Allocation Risk: the risk that a Portfolio could lose money as a result of less than optimal or poor asset allocation decisions as to how its assets are allocated or reallocated. The Portfolio could miss attractive investment opportunities by underweighting markets that subsequently experience significant returns and could lose value by overweighting markets that subsequently experience significant declines.

Fund of Funds Risk: the risk that a Portfolio's performance is closely related to the risks associated with the securities and other investments held by the Underlying PIMCO Funds and that the ability of a Portfolio to achieve its investment objective will depend upon the ability of the Underlying PIMCO Funds to achieve their investment objectives.

The principal risks of investing in the Underlying PIMCO Funds, and consequently the Portfolio, which could adversely affect its net asset value, yield and total return, are:

Market Trading Risk: the risk that an active secondary trading market for shares of an Underlying PIMCO Fund that is an exchange-traded fund does not continue once developed, that such Underlying PIMCO Fund may not continue to meet a listing exchange's trading or listing requirements, or that such Underlying PIMCO Fund's shares trade at prices other than the Fund's net asset value.

Municipal Project-Specific Risk: the risk that an Underlying PIMCO Fund may be more sensitive to adverse economic, business or political developments if it invests a substantial portion of its assets in the bonds of specific projects (such as those relating to education, health care, housing, transportation, and utilities), industrial development bonds, or in bonds from issuers in a single state.

Municipal Bond Risk: the risk that an Underlying PIMCO Fund may be affected significantly by the economic, regulatory or political developments affecting the ability of issuers of debt securities whose interest is, in the opinion of bond counsel for the issuer at the time of issuance, exempt from federal income tax ("Municipal Bonds") to pay interest or repay principal.

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Distressed Company Risk: the risk that securities of distressed companies may be subject to greater levels of credit, issuer and liquidity risk than a portfolio that does not invest in such securities. Securities of distressed companies include both debt and equity securities. Debt securities of distressed companies are considered predominantly speculative with respect to the issuers' continuing ability to make principal and interest payments.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. An Underlying PIMCO Fund's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Futures Contract Risk: the risk that, while the value of a futures contract tends to correlate with the value of the underlying asset that it represents, differences between the futures market and the market for the underlying asset may result in an imperfect correlation. Futures contracts may involve risks different from, and possibly greater than, the risks associated with investing directly in the underlying assets. The purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract.

Model Risk: the risk that an Underlying PIMCO Fund's investment models used in making investment allocation decisions may not adequately take into account certain factors and may result in a decline in the value of an investment in the Underlying PIMCO Fund.

Commodity Risk: the risk that investing in commodity-linked derivative instruments may subject the Portfolio to greater volatility than investments in traditional securities. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset- backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Real Estate Risk: the risk that a Portfolio's investments in Real Estate Investment Trusts ("REITs") or real estate-linked derivative instruments will subject the Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses. A Portfolio's investments in REITs or real estate-linked derivative instruments subject it to management and tax risks. In addition, privately traded REITs subject a Portfolio to liquidity and valuation risk.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Smaller Company Risk: the risk that the value of securities issued by a smaller company may go up or down, sometimes rapidly and unpredictably as compared to more widely held securities, due to narrow markets and limited resources of smaller companies. A Portfolio's investments in smaller companies subject it to greater levels of credit, market and issuer risk.

Issuer Non-Diversification Risk: the risks of focusing investments in a small number of issuers, including being more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. Portfolios that are "non-diversified" may invest a greater percentage of their assets in the securities of a single issuer (such as bonds issued by a particular state) than portfolios that are "diversified."

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Tax Risk: the risk that the tax treatment of swap agreements and other derivative instruments, such as commodity-linked derivative instruments, including commodity index-linked notes, swap agreements, commodity options, futures, and options on futures, may be affected by future regulatory or legislative changes that could affect whether income from such investments is "qualifying income" under Subchapter M of the Internal Revenue Code, or otherwise affect the character, timing and/or amount of the Portfolio's taxable income or gains and distributions.

Subsidiary Risk: the risk that, by investing in certain Underlying PIMCO Funds that invest in a subsidiary (each a "Subsidiary"), the Portfolio is indirectly exposed to the risks associated with a Subsidiary's investments. The Subsidiaries are not registered under the 1940 Act and may not be subject to all the investor protections of the 1940 Act. There is no guarantee that the investment objective of a Subsidiary will be achieved.

Value Investing Risk: a value stock may decrease in price or may not increase in price as anticipated by PIMCO if it continues to be undervalued by the market or the factors that the portfolio manager believes will cause the stock price to increase do not occur.

Arbitrage Risk: the risk that securities purchased pursuant to an arbitrage strategy intended to take advantage of a perceived relationship between the value of two securities may not perform as expected.

Convertible Securities Risk: as convertible securities share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject. These risks include equity risk, interest rate risk and credit risk.

Principal Risks

The following is a summary of the principal risks to which the Fund's portfolio as a whole is subject. As changes occur in a Fund's portfolio holdings, the extent to which the portfolio is subject to each of these risks may also change.
• Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Selection Risk Because this Fund is actively managed, there can be no guarantee that investment decisions made for the fund will produce the desired results.
• Interest Rate Risk Debt securities held by the Fund may decline in value due to rising interest rates. Interest rates are at, or near, historic lows, which may increase the Fund's exposure to risks related to rising rates.
• Credit Risk The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the Fund's earnings.
• Emerging Markets Risk Emerging markets may have less developed or more volatile trading markets, less developed legal and accounting systems, and greater likelihood of government restrictions, nationalization, or confiscation than developed countries.
• Private Placed Securities Risk The Fund may invest in privately placed securities, which are subject to resale restrictions.
• Call Risk If interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date. The Fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income.
• Extension Risk If interest rates rise, debt securities may be paid in full more slowly than anticipated.
• Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
• Leveraging Risk The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Portfolio Turnover The Fund may trade its portfolio securities frequently, which could result in higher transaction costs and could adversely affect the Fund's performance.
• Asset-Backed Securities Risk Asset-backed securities represent interests in "pools" of assets, including consumer loans or receivables held in trust. Asset-backed securities are subject to credit, interest rate, prepayment and extension risks. These securities also are subject to risk of default of the underlying asset, particularly during periods of economic downturn.
• Security Quality Risk The Fund may invest in high yield, high risk debt securities, which may be subject to higher levels of credit and liquidity risk than higher quality debt securities. Security quality risk is sometimes known as "high-yield risk" or "junk bond risk."
• Income Risk Falling interest rates may cause the Fund's income to decline.
• Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Mortgage-Related and Other Asset-Backed Risk Investing in mortgage-related or other asset-backed securities involves a variety of risks associated with the credit markets, such as rising or falling interest rates, increases in the rate of defaults or prepayments, and the quality of the pool of mortgages (subprime risk) or other assets that back the security.
• U.S. Government Obligations Risk Certain securities in which the Fund may invest, including securities issued by certain government agencies and government sponsored enterprises, are not guaranteed by the U.S. Government or supported by the full faith and credit of the United States.
• Real Estate Investments RiskThe performance of investments in real estate depends on the overall strength of the real estate market, the management of real estate investments trusts (REITs), and property management, all of which can be affected by a variety of factors, including national and regional economic conditions.
• Sovereign Debt Risk Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
• Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.
• Quantitative Investing Risk The value of securities selected using quantitative analysis can react differently to issuer, political, market, and economic developments than the market as a whole or securities selected using only fundamental analysis. The factors used in quantitative analysis and the weight placed on those factors may not be predictive of a security's value. In addition, factors that affect a security's value can change over time and these changes may not be reflected in the quantitative model.

19 Prior to October 14, 2016, this Fund was known as AZL Franklin Templeton Founding Strategy Plus Fund.

Proposed Substitution 11
Target Fund	Destination Fund
Franklin Strategic Income VIP Fund, Class 2	AZL Pyramis Total Bond Fund, Class 2
Investment Objective High level of current income. A secondary goal is long-term capital appreciation.	Investment Objective The Fund seeks a high level of current income.
Principal Investment Strategy
Under normal market conditions, the Fund invests its assets primarily to predominantly in U.S. and foreign debt securities, including those in emerging markets. Debt securities include all varieties of fixed and floating rate income securities, including bonds, U.S. and foreign government and agency securities, corporate loans (and loan participations), mortgage-backed securities and other asset-backed securities, convertible securities and municipal securities. The Fund shifts its investments among various classes of debt securities and at any given time may have a substantial amount of its assets invested in any class of debt security.

The Fund may invest up to 100% of its assets in high yield, lower-quality debt securities (also known as "junk bonds"). The below-investment grade debt securities in which the Fund invests are generally rated at least Caa by Moody's Investors Service (Moody's) or CCC by Standard & Poor's (S&P®) or are unrated securities the Fund's investment manager determines are of comparable quality.

The Fund may also invest in many different securities issued or guaranteed by the U.S. government or by non-U.S. governments or their respective agencies or instrumentalities, including mortgage-backed securities and inflation-indexed securities issued by the U.S. Treasury.

For purposes of pursuing its investment goals, the Fund regularly enters into various currency-related transactions involving derivative instruments, including currency and cross currency forwards, currency swaps, currency and currency index futures contracts and currency options. The Fund may also enter into interest rate and credit-related transactions involving derivative instruments, including interest rate, fixed income total return and credit default swaps and bond/interest rate futures contracts. The use of these derivative transactions may allow the Fund to obtain net long or net short exposures to selected currencies, interest rates, countries, durations or credit risks. These derivative instruments may be used for hedging purposes, to enhance Fund returns or to obtain exposure to various market sectors.

The Fund uses an active allocation strategy to try to achieve its investment goals. The investment manager uses a "top-down" analysis of macroeconomic trends combined with a "bottom-up" fundamental analysis of market sectors, industries, and issuers to try to take advantage of varying sector reactions to economic events.

Principal Investment Strategy
Under normal market conditions, the Fund invests at least 80% of its net assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. The subadviser uses the Barclays U.S. Aggregate Bond Index as a guide in structuring the Fund and selecting its investments and manages the Fund to have similar overall interest rate risk to the index.

The subadviser considers other factors when selecting the Fund's investments, including the credit quality of the issuer, security- specific features, current valuation relative to alternatives in the market, short-term trading opportunities resulting from market inefficiencies, and potential future valuation. In managing the Fund's exposure to various risks, including interest rate risk, the subadviser considers, among other things, the market's overall risk characteristics, the market's current pricing of those risks, information on the Fund's competitive universe and internal views of potential future market conditions.

The Fund's assets may be allocated among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on the subadviser's view of the relative value of each sector or maturity.

The Fund's assets may be invested in securities of foreign issuers in addition to securities of domestic issuers, including issuers located in emerging markets.

The Fund may engage in transactions that have a leveraging effect on the Fund, including investments in derivatives, regardless of whether the Fund may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. The Fund may invest a significant portion of its assets in these types of investments. The Fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on the subadviser's outlook and market conditions, the Fund may engage in these transactions to increase or decrease its exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.

The Fund also may invest up to 20% of its assets in lower-quality debt securities, sometimes called "junk bonds."

To earn additional income for the Fund, the subadviser may use a trading strategy that involves selling (or buying) mortgage securities and simultaneously agreeing to purchase (or sell) mortgage securities on a later date at a set price. This trading strategy may increase interest rate exposure and result in an increased portfolio turnover rate which increases transaction costs and may increase taxable gains.

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Principal Risks

Credit  An issuer of debt securities may fail to make interest payments or repay principal when due, in whole or in part. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value.

Interest Rate  When interest rates rise, debt security prices generally fall. The opposite is also generally true: debt security prices rise when interest rates fall. Interest rate changes are influenced by a number of factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand of bonds. In general, securities with longer maturities or durations are more sensitive to these interest rate changes.

High-Yield Debt Securities  Issuers of lower-rated or "high-yield" debt securities (also known as "junk bonds") are not as strong financially as those issuing higher credit quality debt securities. High-yield debt securities are generally considered predominantly speculative by the applicable rating agencies as their issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. The prices of high-yield debt securities generally fluctuate more than those of higher credit quality. High-yield debt securities are generally more illiquid (harder to sell) and harder to value.

Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Income  Because the Fund can only distribute what it earns, the Fund's distributions to shareholders may decline when prevailing interest rates fall or when the Fund experiences defaults on debt securities it holds.

Variable Rate Securities  Because changes in interest rates on variable rate securities (including floating rate securities) may lag behind changes in market rates, the value of such securities may decline during periods of rising interest rates until their interest rates reset to market rates. During periods of declining interest rates, because the interest rates on variable rate securities generally reset downward, their market value is unlikely to rise to the same extent as the value of comparable fixed rate securities.

Foreign Securities  Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: internal and external political and economic developments – e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; trading practices – e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information – e.g., foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets – e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments may be greater in developing or emerging market countries.

Sovereign Debt Securities  Sovereign debt securities are subject to various risks in addition to those relating to debt securities and foreign securities generally, including, but not limited to, the risk that a governmental entity may be unwilling or unable to pay interest and repay principal on its sovereign debt, or otherwise meet its obligations when due because of cash flow problems, insufficient foreign reserves, the relative size of the debt service burden to the economy as a whole, the government's policy towards principal international lenders such as the International Monetary Fund, or the political considerations to which the government may be subject. If a sovereign debtor defaults (or threatens to default) on its sovereign debt obligations, the indebtedness may be restructured. Some sovereign debtors have in the past been able to restructure their debt payments without the approval of some or all debt holders or to declare moratoria on payments. In the event of a default on sovereign debt, the Fund may also have limited legal recourse against the defaulting government entity.

Emerging Market Countries  The Fund's investments in emerging market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation or currency devaluation.

Mortgage-Backed and Asset-Backed Securities  Mortgage-backed securities differ from conventional debt securities because principal is paid back periodically over the life of the security rather than at maturity. The Fund may receive unscheduled payments of principal due to voluntary prepayments, refinancings or foreclosures on the underlying mortgage loans. Because of prepayments, mortgage-backed securities may be less effective than some other types of debt securities as a means of "locking in" long-term interest rates and may have less potential for capital appreciation during periods of falling interest rates. A reduction in the anticipated rate of principal prepayments, especially during periods of rising interest rates, may increase or extend the effective maturity of mortgage-backed securities, making them more sensitive to interest rate changes, subject to greater price volatility, and more susceptible than some other debt securities to a decline in market value when interest rates rise.

Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default. Like mortgage-backed securities, asset- backed securities may be subject to prepayment and extension risks.

Floating Rate Corporate Investments  Floating rate corporate loans and corporate debt securities generally have credit ratings below investment grade and may be subject to resale restrictions. They are often issued in connection with highly leveraged transactions, and may be subject to greater credit risks than other investments including the possibility of default or bankruptcy. A significant portion of floating rate investments may be "covenant lite" loans that may contain fewer or less restrictive constraints on the borrower or other borrower-friendly characteristics.

Derivative Instruments  The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund's portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund's initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

Currency Management Strategies  Currency management strategies may substantially change the Fund's exposure to currency exchange rates and could result in losses to the Fund if currencies do not perform as the investment manager expects. In addition, currency management strategies, to the extent that they reduce the Fund's exposure to currency risks, may also reduce the Fund's ability to benefit from favorable changes in currency exchange rates. Using currency management strategies for purposes other than hedging further increases the Fund's exposure to foreign investment losses. Currency markets generally are not as regulated as securities markets. In addition, currency rates may fluctuate significantly over short periods of time, and can reduce returns.

Liquidity  From time to time, the trading market for a particular security or type of security in which the Fund invests may become less liquid or even illiquid. Reduced liquidity will have an adverse impact on the Fund's ability to sell such securities when necessary to meet the Fund's liquidity needs or in response to a specific economic event and will also generally lower the value of a security. Market prices for such securities may be volatile.

Management  The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Principal Risks

Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

Selection Risk Because this Fund is actively managed, there can be no guarantee that investment decisions made for the Fund will produce the desired results.

Interest Rate Risk Debt securities held by the Fund may decline in value due to rising interest rates. Interest rates are at, or near, historic lows, which may increase the Fund's exposure to risks related to rising rates.

Credit Risk The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the Fund's earnings.

Emerging Markets Risk Emerging markets may have less developed or more volatile trading markets, less developed legal and accounting systems, and greater likelihood of government restrictions, nationalization, or confiscation than developed countries.

Private Placed Securities Risk The Fund may invest in privately placed securities, which are subject to resale restrictions.

Call Risk If interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date. The Fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income.

Extension Risk If interest rates rise, debt securities may be paid in full more slowly than anticipated.

Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.

Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

Leveraging Risk The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.

Portfolio Turnover The Fund may trade its portfolio securities frequently, which could result in higher transaction costs and could adversely affect the Fund's performance.

Asset-Backed Securities Risk Asset-backed securities represent interests in "pools" of assets, including consumer loans or receivables held in trust. Asset-backed securities are subject to credit, interest rate, prepayment and extension risks. These securities also are subject to risk of default of the underlying asset, particularly during periods of economic downturn.

Security Quality Risk The Fund may invest in high yield, high risk debt securities, which may be subject to higher levels of credit and liquidity risk than higher quality debt securities. Security quality risk is sometimes known as "high-yield risk" or "junk bond risk."

Income Risk Falling interest rates may cause the Fund's income to decline.

Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.

Mortgage-Related and Other Asset-Backed Risk Investing in mortgage-related or other asset-backed securities involves a variety of risks associated with the credit markets, such as rising or falling interest rates, increases in the rate of defaults or prepayments, and the quality of the pool of mortgages (subprime risk) or other assets that back the security.

U.S. Government Obligations Risk Certain securities in which the Fund may invest, including securities issued by certain government agencies and government sponsored enterprises, are not guaranteed by the U.S. Government or supported by the full faith and credit of the United States.

Real Estate Investments Risk The performance of investments in real estate depends on the overall strength of the real estate market, the management of real estate investments trusts (REITs), and property management, all of which can be affected by a variety of factors, including national and regional economic conditions.

Sovereign Debt Risk Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.

Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.

Proposed Substitution 12
Target Fund	Destination Fund
Columbia VP – Seligman Global Technology Fund, Class 1	AZL Russell 1000 Growth Index Fund, Class 1
Investment Objective The Fund seeks to provide shareholders with long-term capital appreciation.	Investment Objective The Fund seeks to match the total return of the Russell 1000® Growth Index.
Principal Investment Strategy
The Fund generally invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of U.S. and non-U.S. companies with business operations in technology and technology-related industries. For these purposes, technology-related companies are those companies that use technology extensively to improve their business processes and applications. The technology industry comprises information technology and communications, as well as medical, environmental and biotechnology. The Fund may invest in securities of companies domiciled in any country believed to be appropriate to the Fund's objective. The Fund generally invests in several countries in different geographic regions.

Under normal circumstances, the Fund generally invests at least 40% of its net assets in companies that maintain their principal place of business or conduct their principal business activities outside the U.S., have their securities traded on non-U.S. exchanges or have been formed under the laws of non-U.S. countries. This 40% minimum investment amount may be reduced to 30% if market conditions for these investments or specific foreign markets are deemed unfavorable. The Fund considers a company to conduct its principal business activities outside the U.S. if it derives at least 50% of its revenue from business outside the U.S. or has at least 50% of its assets outside the U.S.

The Fund may, from time to time, take temporary defensive positions that may result in the Fund investing less than 30% of its net assets in companies outside the U.S. in an effort to minimize extreme volatility caused by adverse market, economic, political or other conditions.

The Fund may invest in companies that have market capitalizations of any size. Securities of large capitalization companies that are well established in the world technology market can be expected to grow with the market and are frequently held by the Fund. However, rapidly changing technologies and expansion of technology and technology-related industries often provide a favorable environment for companies of small-to-medium size capitalization, and the Fund may invest in these companies as well.

The Fund may invest in all types of securities, many of which will be denominated in currencies other than the U.S. dollar. The Fund normally concentrates its investments in common stocks; however, it may invest in other types of equity securities, including securities convertible into or exchangeable for common stock, depositary receipts, and rights and warrants to purchase common stock. The Fund also may invest up to 20% of its assets in preferred stock and investment-grade or comparable quality debt securities.

The Fund is non-diversified, which means that it can invest a greater percentage of its assets in the securities of fewer issuers than can a diversified fund.

Principal Investment Strategy
The Fund normally invests in all stocks in the Russell 1000® Growth Index (the "Index") in proportion to their weighting in the Index. The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses. A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.

The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership. The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap growth segment. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect growth characteristics.

In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index. Under normal circumstances, the Fund invests at least 80% of the value of its net assets in a statistically selected sampling of securities of companies included in the Russell 1000 Growth Index or in derivative instruments linked to that Index, primarily stock index futures contracts. The subadviser also may use stock index futures as a substitute for the sale or purchase of securities. Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

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Principal Risks

Active Management Risk. Due to its active management, the Fund could underperform its benchmark index and/or other funds with similar investment objectives and/or strategies.

Convertible Securities Risk. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate risk and credit risk. Convertible securities also react to changes in the value of the common stock into which they convert, and are thus subject to market risk. The Fund may also be forced to convert a convertible security at an inopportune time, which may decrease the Fund's return

Emerging Market Securities Risk. Securities issued by foreign governments or companies in emerging market countries, such as China, Russia and certain countries in Eastern Europe, the Middle East, Asia, Latin America or Africa, are more likely to have greater exposure to the risks of investing in foreign securities that are described in Foreign Securities Risk. In addition, emerging market countries are more likely to experience instability resulting, for example, from rapid changes or developments in social, political, economic or other conditions. Their economies are usually less mature and their securities markets are typically less developed with more limited trading activity (i.e., lower trading volumes and less liquidity) than more developed countries. Emerging market securities tend to be more volatile than securities in more developed markets. Many emerging market countries are heavily dependent on international trade and have fewer trading partners, which makes them more sensitive to world commodity prices and economic downturns in other countries, and some have a higher risk of currency devaluations.

Foreign Securities Risk. Investments in or exposure to foreign securities involve certain risks not associated with investments in or exposure to securities of U.S. companies. Foreign securities subject the Fund to the risks associated with investing in the particular country of an issuer, including the political, regulatory, economic, social, diplomatic and other conditions or events occurring in the country or region, as well as risks associated with less developed custody and settlement practices. Foreign securities may be more volatile and less liquid than securities of U.S. companies, and are subject to the risks associated with potential imposition of economic and other sanctions against a particular foreign country, its nationals or industries or businesses within the country. In addition, foreign governments may impose withholding or other taxes on the Fund's income, capital gains or proceeds from the disposition of foreign securities, which could reduce the Fund's return on such securities. The performance of the Fund may also be negatively impacted by fluctuations in a foreign currency's strength or weakness relative to the U.S. dollar, particularly to the extent the Fund invests a significant percentage of its assets in foreign securities or other assets denominated in currencies other than the U.S. dollar.

Growth Securities Risk. Growth securities typically trade at a higher multiple of earnings than other types of equity securities. Accordingly, the market values of growth securities may never reach their expected market value and may decline in price. In addition, growth securities, at times, may not perform as well as value securities or the stock market in general, and may be out of favor with investors for varying periods of time.

Issuer Risk. An issuer in which the Fund invests or to which it has exposure may perform poorly, and the value of its securities may therefore decline, which would negatively affect the Fund's performance. Poor performance may be caused by poor management decisions, competitive pressures, breakthroughs in technology, reliance on suppliers, labor problems or shortages, corporate restructurings, fraudulent disclosures, natural disasters or other events, conditions or factors.

Market Risk. Market risk refers to the possibility that the market values of securities or other investments that the Fund holds will fall, sometimes rapidly or unpredictably, or fail to rise. An investment in the Fund could lose money over short or long periods.

Non-Diversified Fund Risk. The Fund is non-diversified, which generally means that it will invest a greater percentage of its total assets in the securities of fewer issuers than a "diversified" fund. This increases the risk that a change in the value of any one investment held by the Fund could affect the overall value of the Fund more than it would affect that of a diversified fund holding a greater number of investments. Accordingly, the Fund's value will likely be more volatile than the value of a more diversified fund.

Sector Risk. At times, the Fund may have a significant portion of its assets invested in securities of companies conducting business in a related group of industries within an economic sector, including the technology and technology-related sectors. Companies in the same economic sector may be similarly affected by economic, regulatory, political or market events or conditions, which may make the Fund more vulnerable to unfavorable developments in that economic sector than funds that invest more broadly. Generally, the more broadly the Fund invests, the more it spreads risk and potentially reduces the risks of loss and volatility.

The Fund may be more susceptible to the particular risks that may affect companies in the information technology sector, as well as other technology-related sectors (collectively, the technology sectors) than if it were invested in a wider variety of companies in unrelated sectors. Companies in the technology sectors are subject to certain risks, including the risk that new services, equipment or technologies will not be accepted by consumers and businesses or will become rapidly obsolete. Performance of such companies may be affected by factors including obtaining and protecting patents (or the failure to do so) and significant competitive pressures, including aggressive pricing of their products or services, new market entrants, competition for market share and short product cycles due to an accelerated rate of technological developments. Such competitive pressures may lead to limited earnings and/or falling profit margins. As a result, the value of their securities may fall or fail to rise. In addition, many technology sector companies have limited operating histories and prices of these companies' securities historically have been more volatile than other securities, especially over the short term.

Small- and Mid-Cap Company Securities Risk. Investments in small- and mid-capitalization companies (small- and mid-cap companies) often involve greater risks than investments in larger, more established companies (larger companies) because small- and mid-cap companies tend to have less predictable earnings and may lack the management experience, financial resources, product diversification and competitive strengths of larger companies. Securities of small- and mid-cap companies may be less liquid and more volatile than the securities of larger companies.

Principal Risks

Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

Growth Stocks Risk Returns on growth stocks may not move in tandem with returns on other categories of stocks or the market as a whole. Growth stocks may be susceptible to rapid price swings or to adverse developments in certain sectors of the market.

Index Fund Risk The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance. In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.

Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

Proposed Substitution 13
Target Fund	Destination Fund
NFJ Dividend Value Portfolio	AZL Russell 1000 Value Index Fund, Class 2
Investment Objective The Portfolio seeks long-term growth of capital and income.	Investment Objective The Fund seeks to match the total return of the Russell 1000® Value Index.
Principal Investment Strategy

The Portfolio seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks and other equity securities of companies that pay or are expected to pay dividends. Under normal conditions, the Portfolio will invest primarily in common stocks of companies with market capitalizations greater than $3.5 billion. The portfolio managers use a value investing style focusing on companies whose securities the portfolio managers believe are undervalued. The portfolio managers partition the Portfolio's selection universe by industry and then identify what they believe to be undervalued securities in each industry to determine potential holdings for the Portfolio representing a broad range of industry groups. The portfolio managers use quantitative factors to screen the Portfolio's selection universe, analyzing factors such as price momentum (i.e., changes in security price relative to changes in overall market prices) and earnings estimate revisions (i.e., changes in analysts' earnings-per-share estimates), and also review and consider fundamental changes. In addition, a portion of the securities selected for the Portfolio are identified primarily on the basis of their dividend yields. After further narrowing the universe through a combination of qualitative analysis and fundamental research, the portfolio managers select securities for the Portfolio. In addition to common stocks and other equity securities (such as preferred stocks, convertible securities and warrants), the Portfolio may invest in real estate investment trusts (REITs) and in non-U.S. securities, including emerging market securities.

Principal Investment Strategy

The Fund normally invests in all stocks in the Russell 1000® Value Index (the "Index") in proportion to their weighting in the Index. The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses. A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.

The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit lower price-to-book ratios and lower expected growth values. The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership. The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics.

In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index. Under normal circumstances, the Fund invests at least 80% of the value of its net assets in a statistically selected sampling of securities of companies included in the Russell 1000 Value Index or in derivative instruments linked to that Index, primarily stock index futures contracts. The subadviser also may use stock index futures as a substitute for the sale or purchase of securities. Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

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Principal Risks

Market Risk:  The Portfolio will be affected by factors influencing the U.S. or global economies and securities markets or relevant industries or sectors within them.

Issuer Risk:  The Portfolio will be affected by factors specific to the issuers of securities and other instruments in which the Portfolio invests, including actual or perceived changes in the financial condition or business prospects of such issuers.

Equity Securities Risk:  Equity securities may react more strongly to changes in an issuer's financial condition or prospects than other securities of the same issuer.

Credit and Counterparty Risk:  An issuer or counterparty may default on obligations.

Currency Risk:  The values of non-U.S. securities may fluctuate with currency exchange rates and exposure to non-U.S. currencies may subject the Portfolio to the risk that those currencies will decline in value relative to the U.S. dollar.

Emerging Markets Risk:  Non-U.S. investment risk may be particularly high to the extent that the Portfolio invests in emerging market securities. These securities may present market, credit, currency, liquidity, legal, political, technical and other risks different from, or greater than, the risks of investing in developed countries.

Focused Investment Risk:  Focusing on a limited number of issuers, sectors, industries or geographic regions increases risk and volatility.

Liquidity Risk:  The lack of an active market for investments may cause delay in disposition or force a sale below fair value.

Management Risk:  The Portfolio will be affected by the allocation determinations, investment decisions and techniques of the Portfolio's management.

Non-U.S. Investment Risk:  Non-U.S. securities markets and issuers may be more volatile, smaller, less liquid, less transparent and subject to less oversight, particularly in emerging markets.

REIT and Real Estate-Related Investment Risk:  Adverse changes in the real estate markets may affect the value of REIT investments or real estate-linked derivatives.

Smaller Company Risk:  Securities issued by smaller companies may be more volatile and present increased liquidity risk relative to securities issued by larger companies.

Turnover Risk:  High levels of portfolio turnover increase transaction costs and may lower investment performance.

Principal Risks

Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

Value Stocks Risk Value investing emphasizes stocks of undervalued companies whose characteristics may lead to improved valuations. Value stocks may lose favor with investors, or their valuations may not improve as anticipated.

Index Fund Risk The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance. In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.

Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

Proposed Substitution 14
Target Fund	Destination Fund
Davis Financial Portfolio, Class 1	AZL Russell 1000 Value Index Fund, Class 1
Investment Objective Davis Financial Portfolio's investment objective is long-term growth of capital.	Investment Objective The Fund seeks to match the total return of the Russell 1000® Value Index.
Principal Investment Strategy
Davis Selected Advisers, L.P. ("Davis Advisors" or the "Adviser"), the Fund's investment adviser, uses the Davis Investment Discipline to invest at least 80% of the Fund's net assets, plus any borrowing for investment purposes, in securities issued by companies principally engaged in the financial services sector. The Fund invests principally in common stocks (including indirect holdings of common stock through depositary receipts). The Fund may invest in large, medium, or small companies without regard to market capitalization and may invest in issuers in foreign countries, including countries with developed or emerging markets.

A company is principally engaged in financial services if it owns financial services-related assets that constitute at least 50% of the value of all of its assets, or if it derives at least 50% of its revenues from providing financial services. Companies in the financial services sector include commercial banks, industrial banks, savings institutions, finance companies, diversified financial services companies, investment banking firms, securities brokerage houses, investment advisory companies, leasing companies, insurance companies and companies providing similar services.

Davis Investment Discipline. Davis Advisors manages equity funds using the Davis Investment Discipline. Davis Advisors conducts extensive research to try to identify businesses that possess characteristics that Davis Advisors believes foster the creation of long- term value, such as proven management, a durable franchise and business model, and sustainable competitive advantages. Davis Advisors aims to invest in such businesses when they are trading at discounts to their intrinsic worth. Davis Advisors emphasizes individual stock selection and believes that the ability to evaluate management is critical. Davis Advisors routinely visits managers at their places of business in order to gain insight into the relative value of different businesses. Such research, however rigorous, involves predictions and forecasts that are inherently uncertain. After determining which companies Davis Advisors believes the Fund should own, Davis Advisors then turns its analysis to determining the intrinsic value of those companies' equity securities. Davis Advisors seeks companies whose equity securities can be purchased at a discount from Davis Advisors' estimate of the company's intrinsic value based upon fundamental analysis of cash flows, assets and liabilities, and other criteria which Davis Advisors deems to be material on a company-by-company basis. Davis Advisors' goal is to invest in companies for the long term (ideally, five years or longer, although this goal may not be met). Davis Advisors considers selling a company's equity securities if the securities' market price exceeds Davis Advisors' estimates of intrinsic value, if the ratio of the risks and rewards of continuing to own the company's equity securities is no longer attractive, to raise cash to purchase a more attractive investment opportunity, to satisfy net redemptions, or for other purposes.

Principal Investment Strategy
The Fund normally invests in all stocks in the Russell 1000® Value Index (the "Index") in proportion to their weighting in the Index. The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses. A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.

The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit lower price-to-book ratios and lower expected growth values. The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership. The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics.

In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index. Under normal circumstances, the Fund invests at least 80% of the value of its net assets in a statistically selected sampling of securities of companies included in the Russell 1000 Value Index or in derivative instruments linked to that Index, primarily stock index futures contracts. The subadviser also may use stock index futures as a substitute for the sale or purchase of securities. Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

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Principal Risks

Stock Market risk. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices, including the possibility of sharp declines.

Manager risk. Poor security selection or focus on securities in a particular sector, category, or group of companies may cause the Fund to underperform relevant benchmarks or other funds with a similar investment objective.

Common Stock risk. Common stock represents an ownership position in a company. An adverse event may have a negative impact on a company and could result in a decline in the price of its common stock. Common stock is generally subordinate to an issuer's other securities, including preferred, convertible, and debt securities.

Large-Capitalization Companies risk. Companies with $10 billion or more in market capitalization are considered by the Adviser to be large-capitalization companies. Large-capitalization companies generally experience slower rates of growth in earnings per share than do mid- and small-capitalization companies.

Mid- and Small-Capitalization Companies risk. Companies with less than $10 billion in market capitalization are considered by the Adviser to be mid- or small-capitalization companies. Mid- and small-capitalization companies typically have more limited product lines, markets, and financial resources than larger companies, and their securities may trade less frequently and in more limited volume than those of larger, more mature companies.

Headline risk. The Fund may invest in a company when the company becomes the center of controversy after receiving adverse media attention concerning its operations, long-term prospects, management, or for other reasons. While Davis Advisors researches companies subject to such contingencies, it cannot be correct every time, and the company's stock may never recover or may become worthless.

Financial Services risk. Risks of investing in the financial services sector include: (i) systemic risk; (ii) regulatory actions; (iii) changes in interest rates: unstable and/or rising interest rates; (iv) non-diversified loan portfolios; (v) credit; and (vi) competition.

Foreign Country risk. Securities of foreign companies (including ADRs) may be subject to greater risk as foreign economies may not be as strong or diversified, foreign political systems may not be as stable, and foreign financial reporting standards may not be as rigorous as they are in the United States. There may also be less information publicly available regarding the non-U.S. issuers and their securities. These securities may be less liquid (and, in some cases, may be illiquid) and could be harder to value than more liquid securities.

Emerging Market risk. Securities of issuers in emerging and developing markets may offer special investment opportunities, but present risks not found in more mature markets.

Foreign Currency risk. The change in value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency. For example, when the Fund holds a security that is denominated in a foreign currency, a decline of that foreign currency against the U.S. dollar would generally cause the value of the Fund's shares to decline.

Depositary Receipts risk. Depositary receipts, consisting of American Depositary Receipts, European Depositary Receipts, and Global Depositary Receipts, are certificates evidencing ownership of shares of a foreign issuer. Depositary receipts are subject to many of the risks associated with investing directly in foreign securities. Depositary receipts may trade at a discount (or a premium) to the underlying security and may be less liquid than the underlying securities listed on an exchange.

Focused Portfolio risk. Funds that invest in a limited number of companies may have more risk because changes in the value of a single security may have a more significant effect, either negative or positive, on the value of the Fund's total portfolio.

Interest Rate Sensitivity risk. Interest rates may have a powerful influence on the earnings of financial institutions.

Credit risk. Financial institutions are often highly leveraged and may not be able to make timely payments of interest and principal.

Fees and Expenses risk. The Fund may not earn enough through income and capital appreciation to offset the operating expenses of the Fund. All mutual funds incur operating fees and expenses. Fees and expenses reduce the return that a shareholder may earn by investing in a fund, even when a fund has favorable performance. A low-return environment, or a bear market, increases the risk that a shareholder may lose money.

Principal Risks

Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

Value Stocks Risk Value investing emphasizes stocks of undervalued companies whose characteristics may lead to improved valuations. Value stocks may lose favor with investors, or their valuations may not improve as anticipated.

Index Fund Risk The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance. In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.

Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

Proposed Substitution 15
Target Fund	Destination Fund
Franklin Mutual Shares VIP Fund, Class 1 Franklin Mutual Shares VIP Fund, Class 2	AZL Russell 1000 Value Index Fund, Class 1 AZL Russell 1000 Value Index Fund, Class 2
Investment Objective Capital appreciation. Its secondary goal is income.	Investment Objective The Fund seeks to match the total return of the Russell 1000® Value Index.
Principal Investment Strategy

Under normal market conditions, the Fund invests primarily in equity securities (including securities convertible into, or that the investment manager expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the investment manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). Following this value-oriented strategy, the Fund invests primarily in undervalued securities (securities trading at a discount to intrinsic value). The equity securities in which the Fund invests are primarily common stock. To a lesser extent, the Fund also invests in merger arbitrage securities and the debt and equity of distressed companies.

The Fund may invest a significant portion of its assets (up to 35%) in foreign securities, which may include sovereign debt and participations in foreign government debt. The Fund presently does not intend to invest more than 20% of its assets in foreign securities.

The Fund is not limited to pre-set maximums or minimums governing the size of the companies in which it may invest. However, the Fund generally invests the equity portion of its portfolio primarily to predominantly in companies with market capitalizations greater than $5 billion, with a portion or significant amount in smaller companies.

The Fund regularly attempts to hedge (protect) against currency risks, largely using currency forward contracts and currency futures contracts (including currency index futures contracts) when, in the investment manager's opinion, it would be advantageous to the Fund to do so. The Fund may also, from time to time, attempt to hedge against market risk using a variety of derivatives.

Portfolio Selection
The investment manager employs a research driven, fundamental value strategy for the Fund. Investments are generally selected based on the investment manager's own analysis of the security's intrinsic value, including for equity securities, an analysis of book value, cash flow potential, long-term earnings and multiples of earnings. The investment manager examines each investment separately and there are no set criteria as to specific value parameters, asset size, earnings or industry type.

Principal Investment Strategy

The Fund normally invests in all stocks in the Russell 1000® Value Index (the "Index") in proportion to their weighting in the Index. The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses. A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.

The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit lower price-to-book ratios and lower expected growth values. The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership. The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics.

In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index. Under normal circumstances, the Fund invests at least 80% of the value of its net assets in a statistically selected sampling of securities of companies included in the Russell 1000 Value Index or in derivative instruments linked to that Index, primarily stock index futures contracts. The subadviser also may use stock index futures as a substitute for the sale or purchase of securities. Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

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Principal Risks

Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Value Style Investing  A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company's value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

Foreign Securities  Investing in foreign securities typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Regional.   Adverse conditions in a certain region or country can adversely affect securities of issuers in other countries whose economies appear to be unrelated. To the extent that the Fund invests a significant portion of its assets in a specific geographic region or a particular country, the Fund will generally have more exposure to the specific regional or country economic risks. In the event of economic or political turmoil or a deterioration of diplomatic relations in a region or country where a substantial portion of the Fund's assets are invested, the Fund may experience substantial illiquidity or reduction in the value of the Fund's investments.

The risk of investments in Europe may be heightened due to the 2016 referendum in which the United Kingdom voted to exit the European Union (EU).  Political, economic and legal uncertainty may cause increased market volatility.  In addition, if one or more countries were to exit the EU or abandon the use of the Euro as a currency, the value of investments associated with those countries or the Euro could decline significantly and unpredictably and it would likely cause additional market disruption globally and introduce new legal and regulatory uncertainties.

Smaller and Midsize Companies  Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Derivative Instruments  The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund's portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund's initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

Merger Arbitrage Securities and Distressed Companies  A merger or other restructuring, or a tender or exchange offer, proposed or pending at the time the Fund invests in merger arbitrage securities may not be completed on the terms or within the time frame contemplated, which may result in losses to the Fund. Debt obligations of distressed companies typically are unrated, lower-rated, in default or close to default and are generally more likely to become worthless than the securities of more financially stable companies.

Management  The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Principal Risks

Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

Value Stocks Risk Value investing emphasizes stocks of undervalued companies whose characteristics may lead to improved valuations. Value stocks may lose favor with investors, or their valuations may not improve as anticipated.

Index Fund Risk The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance. In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.

Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

Proposed Substitution 16
Target Fund	Destination Fund
Franklin Rising Dividends VIP Fund, Class 1 Franklin Rising Dividends VIP Fund, Class 2	AZL Russell 1000 Value Index Fund, Class 1 AZL Russell 1000 Value Index Fund, Class 2
Investment Objective Long-term capital appreciation. Preservation of capital, while not a goal, is also an important consideration.	Investment Objective The Fund seeks to match the total return of the Russell 1000® Value Index.
Principal Investment Strategy
Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of financially sound companies that have paid consistently rising dividends. The Fund invests predominantly in equity securities, mostly common stocks. Companies that have paid consistently rising dividends include those companies that currently pay dividends on their common stocks and have maintained or increased their dividend rate during the last four consecutive years.

Under normal market conditions, the Fund invests at least 65% of its net assets in securities of companies that have:

• consistently increased dividends in at least 8 out of the last 10 years and have not decreased dividends during that time;
• increased dividends substantially (at least 100%) over the last 10 years;
• reinvested earnings, paying out less than 65% of current earnings in dividends;
• either long-term debt that is no more than 50% of total capitalization or senior debt that has been rated investment grade by at least one of the major bond rating organizations; and
• attractive prices, either: (1) in the lower half of the stock's price/earnings ratio range for the past 10 years; or (2) less than price/earnings ratio of the Standard & Poor's® 500 Stock Index.

The Fund typically invests the rest of its assets in equity securities of companies that pay dividends but do not meet all of these criteria. The Fund may invest in companies of any size, across the entire market spectrum. Although the investment manager searches for investments that it believes to meet the criteria across all sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular sectors.

The investment manager is a research driven, fundamental investor. As a "bottom-up" investor focusing primarily on individual securities, the investment manager looks for companies that it believes meet the criteria above and are fundamentally sound and attempts to acquire them at attractive prices. In following these criteria, the Fund does not necessarily focus on companies whose securities pay a high dividend rate but rather on companies that consistently increase their dividends. The Fund may invest up to 25% of its total assets in foreign securities.

Principal Investment Strategy
The Fund normally invests in all stocks in the Russell 1000® Value Index (the "Index") in proportion to their weighting in the Index. The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses. A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.

The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit lower price-to-book ratios and lower expected growth values. The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership. The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics.

In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index. Under normal circumstances, the Fund invests at least 80% of the value of its net assets in a statistically selected sampling of securities of companies included in the Russell 1000 Value Index or in derivative instruments linked to that Index, primarily stock index futures contracts. The subadviser also may use stock index futures as a substitute for the sale or purchase of securities. Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

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Principal Risks
Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise. Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Dividend-Oriented Companies  Companies that have historically paid regular dividends to shareholders may decrease or eliminate dividend payments in the future. A decrease in dividend payments by an issuer may result in a decrease in the value of the issuer's stock and less available income for the Fund.

Smaller and Midsize Companies  Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Focus  To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Foreign Securities  Investing in foreign securities typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Management  The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Principal Risks
Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

Value Stocks Risk Value investing emphasizes stocks of undervalued companies whose characteristics may lead to improved valuations. Value stocks may lose favor with investors, or their valuations may not improve as anticipated.

Index Fund Risk The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance. In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.

Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

Proposed Substitution 17
Target Fund	Destination Fund
Dreyfus VIF Appreciation Portfolio, Service Class	AZL S&P 500 Index Fund, Class 2
Investment Objective The fund seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.	Investment Objective The Fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500®).
Principal Investment Strategy
To pursue its goals, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks. The fund focuses on "blue chip" companies with total market capitalizations of more than $5 billion at the time of purchase, including multinational companies. These are established companies that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-average earnings growth. Multinational companies may be subject to certain of the risks involved in investing in foreign securities.

In choosing stocks, the fund's portfolio managers first identify economic sectors they believe will expand over the next three to five years or longer. Using fundamental analysis, the fund's portfolio managers then seek companies within these sectors that have proven track records and dominant positions in their industries. The fund also may invest in companies which the portfolio managers consider undervalued in terms of earnings, assets or growth prospects.

The fund employs a "buy-and-hold" investment strategy, which generally has resulted in an annual portfolio turnover of below 15%. A low portfolio turnover rate, which helps reduce the fund's trading costs and minimizes tax liability by limiting the distribution of capital gains.

Principal Investment Strategy
The subadviser normally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index.

The subadviser attempts to have a correlation between the Fund's performance and that of the S&P 500® Index of at least 0.95 before expenses. A correlation of 1.00 would mean that the Fund and the index were perfectly correlated.

The S&P 500® is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general. S&P® adjusts each company's stock weighting in the index by the number of available float shares (those shares available to public investors) divided by the company's total shares outstanding, which means larger companies with more available float shares have greater representation in the index than smaller ones.
In seeking to match the performance of the index, the subadviser uses a passive management approach and generally purchases all of the stocks comprising the benchmark index. However, in certain circumstances the subadviser may find it advantageous to purchase a representative sample of the stocks comprising the index. The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.

Principal Risks
Risks of stock investing. Stocks generally fluctuate more in value than bonds and may decline significantly over short time periods. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The market value of a stock may decline due to general market conditions or because of factors that affect the particular company or the company's industry.

Blue chip risk. By focusing on large capitalization, high quality stocks, the fund may underperform funds that invest in the stocks of lower quality, smaller capitalization companies during periods when the stocks of such companies are in favor.

Market sector risk. The fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

Foreign investment risk. To the extent the fund invests in foreign securities, the fund's performance will be influenced by political, social and economic factors affecting investments in foreign issuers. Special risks associated with investments in foreign issuers include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards. Investments denominated in foreign currencies are subject to the risk that such currencies will decline in value relative to the U.S. dollar and affect the value of these investments held by the fund.

Principal Risks
• Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Index Fund Risk The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance. In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Leveraging Risk The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

Proposed Substitution 18
Target Fund	Destination Fund
PIMCO Global Multi-Asset Managed Allocation Portfolio, Administrative Class	PIMCO Balanced Allocation Portfolio, Administrative Class[20]
Investment Objective The Portfolio seeks total return which exceeds that of a blend of 60% MSCI World Index/40% Barclays U.S. Aggregate Index.	Investment Objective The Portfolio seeks total return which exceeds that of its benchmark.
Principal Investment Strategy
The Portfolio is intended for investors who prefer to have their asset allocation decisions made by professional investment managers. Pacific Investment Management Company LLC ("PIMCO") uses a three-step approach in seeking to achieve the Portfolio's investment objective which consists of 1) developing a target asset allocation; 2) developing a series of relative value strategies designed to add value beyond the target allocation; and 3) utilizing hedging techniques to manage risks. PIMCO evaluates these three steps and uses varying combinations of Acquired Funds and/or direct investments to implement them within the Portfolio. The Portfolio may invest in Institutional Class or Class M shares of any funds of the PIMCO Funds and PIMCO Equity Series, affiliated open-end investment companies, except other funds of funds ("Underlying PIMCO Funds"), and may also invest in other affiliated, including funds of PIMCO ETF Trust, and unaffiliated funds (collectively, "Acquired Funds").

The Portfolio seeks to achieve its investment objective by investing under normal circumstances in a combination of affiliated and unaffiliated funds, which may or may not be registered under the Investment Company Act of 1940, as amended (the "1940 Act"), Fixed Income Instruments, equity securities, forwards and derivatives. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The Portfolio will invest in Acquired Funds, securities, instruments and other investments to the extent permitted under the 1940 Act, or any exemptive relief therefrom. The Portfolio will invest either directly or indirectly (through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States).

The Portfolio seeks concurrent exposure to a broad spectrum of asset classes and other investments. The Portfolio will typically invest 50% to 70%, and under normal circumstances will invest a minimum of 20%, of its net assets in equity- related investments (including investment in common stock, preferred stock, equity securities of real estate investment trusts and/ or investment in the Domestic Equity-Related Underlying PIMCO Funds, the International Equity-Related Underlying PIMCO Funds and the PIMCO RealEstateRealReturn Strategy Fund, an Underlying PIMCO Fund and in other equity-related Acquired Funds). The Portfolio may invest up to 5% of its net assets in real estate investment trusts. With respect to its direct or indirect (through a fund) investments in equity securities, there is no limitation on the market capitalization range of the issuers in which the Portfolio may invest. The Portfolio may invest up to 5% of its net assets in commodity-related investments (including investment in the PIMCO Cayman Commodity Portfolio II Ltd., a wholly-owned subsidiary of the Portfolio organized under the laws of the Cayman Islands (the "GMAMA Subsidiary"), and the PIMCO CommoditiesPLUS® Strategy Fund and PIMCO CommodityRealReturn Strategy Fund®, Underlying PIMCO Funds). The GMAMA Subsidiary is advised by PIMCO and primarily invests in commodity-linked derivative instruments backed by a portfolio of inflation- indexed securities and other Fixed Income Instruments. As discussed in greater detail elsewhere in this prospectus, the GMAMA Subsidiary (unlike the Portfolio) may invest without limitation in commodity-linked swap agreements and other commodity-linked derivative instruments. The Portfolio may invest up to 25% of its total assets in the GMAMA Subsidiary. The Portfolio may invest up to 10% of its net assets in equity securities that are economically tied to emerging market countries. The Portfolio's combined investments in equity securities tied to emerging market countries, commodity-related investments and real estate investment trusts will normally not exceed 15% of its net assets.

The Portfolio may invest up to 30% of its total assets in Fixed Income Instruments denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio may invest up to 15% of its total assets in Fixed Income Instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest, together with any other Fixed Income Instruments denominated in foreign currencies, up to 30% of its total assets in such instruments). The Portfolio may invest up to 10% of its total assets in high yield securities ("junk bonds") rated B or higher by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by PIMCO to be of comparable quality (except that within such 10% limitation, the Portfolio may invest in mortgage-related securities rated below B). The average portfolio duration of this Portfolio normally varies from 0-6 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates. The Portfolio may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.

The Portfolio's assets are not allocated according to a predetermined blend of shares of the Acquired Funds and/or direct investments in securities, instruments and other investments. Instead, when making allocation decisions among the Acquired Funds, securities, instruments and other investments, PIMCO considers various qualitative and quantitative factors relating to the U.S. and non-U.S. economies, and securities and commodities markets. These factors include projected growth trends in the U.S. and non-U.S. economies, forecasts for interest rates and the relationship between short- and long-term interest rates (yield curve), current and projected trends in inflation, relative valuation levels in the equity, fixed income, commodity and real estate markets and various segments within those markets, the outlook and projected growth of various industrial sectors, information relating to business cycles, borrowing needs and the cost of capital, political trends data relating to trade balances, and labor information. PIMCO uses these factors to help determine the Portfolio's target asset allocation and to identify potentially attractive relative value and risk hedging strategies. PIMCO has the flexibility to reallocate the Portfolio's assets among any or all of the investment exposures represented by affiliated or unaffiliated funds, or invest directly in securities, instruments and other investments, based on its ongoing analyses of the global economy and financial markets. While these analyses are performed daily, material shifts in investment exposures typically take place over longer periods of time.

As part of its investment process, PIMCO will seek to reduce exposure to certain risks by implementing various hedging transactions. These hedging transactions seek to reduce the Portfolio's exposure to certain severe, unanticipated market events that could significantly detract from returns. Once the target asset allocation, relative value strategies and risk hedging strategies have been determined, PIMCO then evaluates various combinations of affiliated or unaffiliated funds, securities, instruments and other investments to obtain the desired exposures and invests accordingly.

Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing, under normal circumstances, in equity derivatives and other equity-related investments that provide equity-related exposure equivalent to 50-70% of its net assets (such portion of the Portfolio's Portfolio, the "Equity Sleeve") and the remainder of its net assets in a diversified portfolio of Fixed Income Instruments (such portion of the Portfolio's Portfolio, the "Fixed Income Sleeve"). "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of the Portfolio's Fixed Income Sleeve normally varies within 1 year (plus or minus) of the portfolio duration of the securities comprising the Barclays U.S. Aggregate Index, as calculated by Pacific Investment Management Company LLC ("PIMCO"), which as of June 30, 2016 was 5.4 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates.

The Equity Sleeve seeks to provide returns that are correlated to the returns of the S&P 500 Index and MSCI Europe Australasia Far East ("EAFE") Net Dividend Index (USD Unhedged) in proportion to their relative weights in the Portfolio's benchmark. Within the Equity Sleeve, the Portfolio will invest under normal circumstances in S&P 500 Index derivatives and MSCI EAFE Net Dividend Index (USD Unhedged) derivatives, backed by a portfolio of short-term Fixed Income Instruments. Within the Equity Sleeve, the Portfolio will normally use equity derivatives instead of stocks to attempt to achieve the Portfolio's investment objective. However, the Portfolio may invest some or all of the net assets attributable to the Equity Sleeve in stocks. The Portfolio also may invest in affiliated and unaffiliated exchange-traded funds and mutual funds. The value of equity derivatives should closely track changes in the value of underlying securities or indices. However, derivatives may be purchased with a small fraction of the assets that would be needed to purchase the equity securities directly, so that the remainder of the assets attributable to the Equity Sleeve may be invested in short-term Fixed Income Instruments.

The Fixed Income Sleeve seeks to provide returns that equal or exceed the returns of the Barclays U.S. Aggregate Index. Within the Fixed Income Sleeve, the Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities ("junk bonds") rated B or higher by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by PIMCO to be of comparable quality (except that within such 10% limitation, the Portfolio may invest in mortgage-related securities rated below B). Within the Fixed Income Sleeve, the Portfolio may invest up to 15% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. Within the Fixed Income Sleeve, the Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 5% of its total assets. Within the Fixed Income Sleeve, the Portfolio may invest up to 5% of its total assets in securities and instruments that are economically tied to emerging market countries.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. Within the Fixed Income Sleeve, the Portfolio may invest up to 10% of its total assets in preferred stock. The Portfolio may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.

Principal Risks
Allocation Risk: the risk that a Portfolio could lose money as a result of less than optimal or poor asset allocation decisions as to how its assets are allocated or reallocated. The Portfolio could miss attractive investment opportunities by underweighting markets that subsequently experience significant returns and could lose value by overweighting markets that subsequently experience significant declines.

Acquired Fund Risk: the risk that a Portfolio's performance is closely related to the risks associated with the securities and other investments held by the Acquired Funds and that the ability of a Portfolio to achieve its investment objective will depend upon the ability of the Acquired Funds to achieve their investment objectives.

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Distressed Company Risk: the risk that securities of distressed companies may be subject to greater levels of credit, issuer and liquidity risk than a portfolio that does not invest in such securities. Securities of distressed companies include both debt and equity securities. Debt securities of distressed companies are considered predominantly speculative with respect to the issuers' continuing ability to make principal and interest payments.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Commodity Risk: the risk that investing in commodity-linked derivative instruments may subject the Portfolio to greater volatility than investments in traditional securities. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Real Estate Risk: the risk that a Portfolio's investments in Real Estate Investment Trusts ("REITs") or real estate-linked derivative instruments will subject the Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses. A Portfolio's investments in REITs or real estate-linked derivative instruments subject it to management and tax risks. In addition, privately traded REITs subject a Portfolio to liquidity and valuation risk.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Smaller Company Risk: the risk that the value of securities issued by a smaller company may go up or down, sometimes rapidly and unpredictably as compared to more widely held securities, due to narrow markets and limited resources of smaller companies. A Portfolio's investments in smaller companies subject it to greater levels of credit, market and issuer risk.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Tax Risk: the risk that the tax treatment of swap agreements and other derivative instruments, such as commodity-linked derivative instruments, including commodity index-linked notes, swap agreements, commodity options, futures, and options on futures, may be affected by future regulatory or legislative changes that could affect whether income from such investments is "qualifying income" under Subchapter M of the Internal Revenue Code, or otherwise affect the character, timing and/or amount of the Portfolio's taxable income or gains and distributions.

Subsidiary Risk: the risk that, by investing in the GMAMA Subsidiary, the Portfolio is indirectly exposed to the risks associated with the GMAMA Subsidiary's investments. The GMAMA Subsidiary is not registered under the 1940 Act and may not be subject to all the investor protections of the 1940 Act. There is no guarantee that the investment objective of the GMAMA Subsidiary will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Value Investing Risk: a value stock may decrease in price or may not increase in price as anticipated by PIMCO if it continues to be undervalued by the market or the factors that the portfolio manager believes will cause the stock price to increase do not occur.

Arbitrage Risk: the risk that securities purchased pursuant to an arbitrage strategy intended to take advantage of a perceived relationship between the value of two securities may not perform as expected.

Convertible Securities Risk: as convertible securities share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject. These risks include equity risk, interest rate risk and credit risk.

Principal Risks
Allocation Risk: the risk that a Portfolio could lose money as a result of less than optimal or poor asset allocation decisions as to how its assets are allocated or reallocated. The Portfolio could miss attractive investment opportunities by underweighting markets that subsequently experience significant returns and could lose value by overweighting markets that subsequently experience significant declines
Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities
Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration
Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features
Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations
High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity
Distressed Company Risk: the risk that securities of distressed companies may be subject to greater levels of credit, issuer and liquidity risk than a portfolio that does not invest in such securities. Securities of distressed companies include both debt and equity securities. Debt securities of distressed companies are considered predominantly speculative with respect to the issuers' continuing ability to make principal and interest payments
Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries
Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services
Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity
Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio
Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk
Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers
Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk
Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion
Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies
Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss
Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved
Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio
Convertible Securities Risk: as convertible securities share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject. These risks include equity risk, interest rate risk and credit risk

20 Prior to October 21, 2016, this fund was known as PIMCO Global Multi-Asset Managed Volatility Portfolio.

Proposed Substitution 19
Target Fund	Destination Fund
PIMCO Emerging Markets Bond Portfolio, Administrative Class	PIMCO Global Core Bond (Hedged) Portfolio, Administrative Class[21]
Investment Objective The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	Investment Objective The Portfolio seeks total return which exceeds that of its benchmark.
Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to emerging market countries, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. Such instruments may be denominated in non-U.S. currencies and the U.S. dollar. The average portfolio duration of the Portfolio normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the JP Morgan Emerging Markets Bond Index Global, as calculated by Pacific Investment Management Company LLC ("PIMCO"), which as of March 31, 2016 was 6.53 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates.

PIMCO has broad discretion to identify countries that it considers to qualify as emerging markets. The Portfolio emphasizes countries with relatively low gross national product per capita and with the potential for rapid economic growth. PIMCO will select the Portfolio's country and currency composition based on its evaluation of relative interest rates, inflation rates, exchange rates, monetary and fiscal policies, trade and current account balances, legal and political developments and any other specific factors PIMCO believes to be relevant. The Portfolio likely will concentrate its investments in Asia, Africa, the Middle East, Latin America and the developing countries of Europe. The Portfolio may invest in instruments whose return is based on the return of an emerging market security or a currency of an emerging market country, such as a derivative instrument, rather than investing directly in emerging market securities or currencies.

The Portfolio may invest in both investment-grade securities and high yield securities ("junk bonds") subject to a maximum of 15% of its total assets in securities rated below B by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by PIMCO to be of comparable quality.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when- issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may also invest directly in real estate investment trusts ("REITs"). The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security. The Portfolio may also invest up to 10% of its total assets in preferred stocks.

Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States), which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

Pacific Investment Management Company LLC ("PIMCO") selects the Portfolio's foreign country and currency compositions based on an evaluation of various factors, including, but not limited to, relative interest rates, exchange rates, monetary and fiscal policies, and trade and current account balances. The Portfolio may invest without limitation in securities denominated in foreign currencies and in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to within 5% (plus or minus) of the foreign currency exposure of the Barclays Global Aggregate (U.S. Dollar-Hedged) Index, as calculated by PIMCO, which as of June 30, 2016 was 0%. The Portfolio may invest up to 5% of its total assets in securities and instruments that are economically tied to emerging market countries. The Portfolio may also invest up to 5% of its total assets in preferred stock. In addition, the Portfolio may invest in both investment-grade securities and high yield securities ("junk bonds") subject to a maximum of 10% of its total assets in securities rated below BBB by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by PIMCO to be of comparable quality. The average portfolio duration of this Portfolio normally varies within 1.5 years (plus or minus) of the portfolio duration of the securities comprising the Barclays Global Aggregate (U.S. Dollar-Hedged) Index, as calculated by PIMCO, which as of June 30, 2016 was 6.9 years. In addition, the average U.S. portfolio duration of this Portfolio normally varies within 1 year (plus or minus) of the U.S. portfolio duration of the securities comprising the Barclays Global Aggregate (U.S. Dollar-Hedged) Index, as calculated by PIMCO, which as of June 30, 2016 was 2.4 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Principal Risks
Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset- backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Real Estate Risk: the risk that a Portfolio's investments in Real Estate Investment Trusts ("REITs") or real estate-linked derivative instruments will subject the Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses. A Portfolio's investments in REITs or real estate-linked derivative instruments subject it to management and tax risks. In addition, privately traded REITs subject a Portfolio to liquidity and valuation risk.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Principal Risks
Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration
Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features
Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations
High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity
Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries
Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services
Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity
Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio
Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities
Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk and credit risk
Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers
Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk
Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion
Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies
Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss
Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved
Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio

21 Prior to October 21, 2016, this fund was known as PIMCO Global Advantage Strategy Bond Portfolio.

Proposed Substitution 20
Target Fund	Destination Fund
PIMCO Global Bond Portfolio (Unhedged), Administrative Class	PIMCO Global Core Bond (Hedged) Portfolio, Administrative Class[22]
Investment Objective The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	Investment Objective The Portfolio seeks total return which exceeds that of its benchmark.
Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States), which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. Securities may be denominated in major foreign currencies, baskets of foreign currencies (such as the euro), or the U.S. dollar.

Pacific Investment Management Company LLC ("PIMCO") selects the Portfolio's foreign country and currency compositions based on an evaluation of various factors, including, but not limited to, relative interest rates, exchange rates, monetary and fiscal policies, and trade and current account balances. The Portfolio may invest, without limitation, in securities and instruments that are economically tied to emerging market countries. The Portfolio normally invests at least 25% of its net assets in instruments that are economically tied to foreign (non-U.S.) countries. The average portfolio duration of this Portfolio normally varies within three years (plus or minus) of the portfolio duration of the securities comprising the Barclays Global Aggregate (USD Unhedged) Index, as calculated by PIMCO, which as of March 31, 2016 was 6.62 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates. The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities ("junk bonds") rated B or higher by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by PIMCO to be of comparable quality (except that within such 10% limitation, the Portfolio may invest in mortgage-related securities rated below B).

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when- issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation or improving credit fundamentals for a particular sector or security. The Portfolio may also invest up to 10% of its total assets in preferred stocks.

Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States), which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

Pacific Investment Management Company LLC ("PIMCO") selects the Portfolio's foreign country and currency compositions based on an evaluation of various factors, including, but not limited to, relative interest rates, exchange rates, monetary and fiscal policies, and trade and current account balances. The Portfolio may invest without limitation in securities denominated in foreign currencies and in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to within 5% (plus or minus) of the foreign currency exposure of the Barclays Global Aggregate (U.S. Dollar-Hedged) Index, as calculated by PIMCO, which as of June 30, 2016 was 0%. The Portfolio may invest up to 5% of its total assets in securities and instruments that are economically tied to emerging market countries. The Portfolio may also invest up to 5% of its total assets in preferred stock. In addition, the Portfolio may invest in both investment-grade securities and high yield securities ("junk bonds") subject to a maximum of 10% of its total assets in securities rated below BBB by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by PIMCO to be of comparable quality. The average portfolio duration of this Portfolio normally varies within 1.5 years (plus or minus) of the portfolio duration of the securities comprising the Barclays Global Aggregate (U.S. Dollar-Hedged) Index, as calculated by PIMCO, which as of June 30, 2016 was 6.9 years. In addition, the average U.S. portfolio duration of this Portfolio normally varies within 1 year (plus or minus) of the U.S. portfolio duration of the securities comprising the Barclays Global Aggregate (U.S. Dollar-Hedged) Index, as calculated by PIMCO, which as of June 30, 2016 was 2.4 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Principal Risks

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Principal Risks

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration
Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features
Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations
High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity
Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries
Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services
Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity
Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio
Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities
Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk and credit risk
Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers
Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk
Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion
Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies
Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss
Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved
Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio

22 Prior to October 21, 2016, this fund was known as PIMCO Global Advantage Strategy Bond Portfolio.

Proposed Substitution 21
Target Fund	Destination Fund
PIMCO High Yield Portfolio, Administrative Class	PIMCO Total Return Portfolio, Administrative Class
Investment Objective The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	Investment Objective The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.
Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds"), which may be represented by forwards or derivatives such as options, futures contracts or swap agreements, rated below investment grade by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by Pacific Investment Management Company LLC ("PIMCO") to be of comparable quality. The Portfolio may invest up to 20% of its total assets in securities rated Caa or below by Moody's, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality. The remainder of the Portfolio's assets may be invested in investment grade Fixed Income Instruments. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the BofA Merrill Lynch U.S. High Yield, BB-B Rated, Constrained Index, as calculated by PIMCO, which as of March 31, 2016 was 3.83 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates. The Portfolio may invest up to 20% of its total assets in securities denominated in foreign currencies and may invest without limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets. The Portfolio may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest, together with any other investments denominated in foreign currencies, up to 20% of its total assets in such instruments).

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when- issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security. The Portfolio may invest up to 10% of its total assets in preferred stocks.

Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Barclays U.S. Aggregate Index, as calculated by PIMCO, which as of March 31, 2016 was 5.30 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates.

The Portfolio invests primarily in investment grade debt securities, but may invest up to 20% of its total assets in high yield securities ("junk bonds") rated B or higher by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by Pacific Investment Management Company LLC ("PIMCO") to be of comparable quality (except that within such 20% limitation, the Portfolio may invest in mortgage-related securities rated below B). The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest, together with any other investments denominated in foreign currencies, up to 30% of its total assets in such instruments). The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when- issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may invest up to 10% of its total assets in preferred stock, convertible securities and other equity-related securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security.

.

Principal Risks
Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Principal Risks
Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Convertible Securities Risk: as convertible securities share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject. These risks include equity risk, interest rate risk and credit risk.

Proposed Substitution 22
Target Fund	Destination Fund
PIMCO Real Return Portfolio, Administrative Class	PIMCO Total Return Portfolio, Administrative Class
Investment Objective The Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.	Investment Objective The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.
Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. Assets not invested in inflation-indexed bonds may be invested in other types of Fixed Income Instruments. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation. The value of the bond's principal or the interest income paid on the bond is adjusted to track changes in an official inflation measure. The U.S. Treasury uses the Consumer Price Index for Urban Consumers as the inflation measure. Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index, calculated by that government. "Real return" equals total return less the estimated cost of inflation, which is typically measured by the change in an official inflation measure. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates. Effective duration, a common method of calculating duration, takes into account that for certain bonds expected cash flows will fluctuate as interest rates change and is defined in nominal yield terms, which is market convention for most bond investors and managers. Because market convention for bonds is to use nominal yields to measure effective duration, effective duration for real return bonds, which are based on real yields, are converted through a conversion factor. The resulting nominal duration typically can range from 20% and 90% of the respective real duration. All security holdings will be measured in nominal effective duration terms. Similarly, the effective duration of the Barclays U.S. TIPS Index will be calculated using the same conversion factors. The effective duration of this Portfolio normally varies within three years (plus or minus) of the effective duration of the securities comprising the Barclays U.S. TIPS Index, as calculated by PIMCO, which as of March 31, 2016 was 7.85 years.

The Portfolio invests primarily in investment grade securities, but may invest up to 10% of its total assets in high yield securities ("junk bonds") rated B or higher by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by Pacific Investment Management Company LLC ("PIMCO") to be of comparable quality. The Portfolio also may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers. The Portfolio may invest up to 10% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest, together with any other investments denominated in foreign currencies, up to 30% of its total assets in such instruments). The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when- issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The Portfolio may also invest up to 10% of its total assets in preferred stocks.

Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Barclays U.S. Aggregate Index, as calculated by PIMCO, which as of March 31, 2016 was 5.30 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates.

The Portfolio invests primarily in investment grade debt securities, but may invest up to 20% of its total assets in high yield securities ("junk bonds") rated B or higher by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by Pacific Investment Management Company LLC ("PIMCO") to be of comparable quality (except that within such 20% limitation, the Portfolio may invest in mortgage-related securities rated below B). The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest, together with any other investments denominated in foreign currencies, up to 30% of its total assets in such instruments). The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when- issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may invest up to 10% of its total assets in preferred stock, convertible securities and other equity-related securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security.

.

Principal Risks
Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Principal Risks
Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Convertible Securities Risk: as convertible securities share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject. These risks include equity risk, interest rate risk and credit risk.

Proposed Substitution 23

Target Fund	Destination Fund
PIMCO Unconstrained Bond Portfolio, Administrative Class	PIMCO Total Return Portfolio, Administrative Class
Investment Objective The Portfolio seeks maximum long-term return, consistent with preservation of capital and prudent investment management.	Investment Objective The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.
Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The Portfolio intends to utilize various investment strategies in a broad array of fixed income sectors to achieve its investment objective. The Portfolio will not be constrained by management against an index. The average portfolio duration of this Portfolio will normally vary from (negative) 3 years to positive 8 years based on Pacific Investment Management Company's ("PIMCO") forecast for interest rates. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates.

The Portfolio may invest in both investment-grade securities and high yield securities ("junk bonds") subject to a maximum of 40% of its total assets in securities rated below Baa by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may also invest without limitation in securities denominated in foreign currencies and in U.S. dollar-denominated securities of foreign issuers. In addition, the Portfolio may invest up to 50% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest in such instruments without limitation subject to any applicable legal or regulatory limitation). The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 35% of its total assets. The Portfolio may also invest up to 10% of its total assets in preferred stocks.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when- issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).

Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Barclays U.S. Aggregate Index, as calculated by PIMCO, which as of March 31, 2016 was 5.30 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates.

The Portfolio invests primarily in investment grade debt securities, but may invest up to 20% of its total assets in high yield securities ("junk bonds") rated B or higher by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by Pacific Investment Management Company LLC ("PIMCO") to be of comparable quality (except that within such 20% limitation, the Portfolio may invest in mortgage-related securities rated below B). The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest, together with any other investments denominated in foreign currencies, up to 30% of its total assets in such instruments). The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when- issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may invest up to 10% of its total assets in preferred stock, convertible securities and other equity-related securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security.

.

Principal Risks

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Principal Risks

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Convertible Securities Risk: as convertible securities share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject. These risks include equity risk, interest rate risk and credit risk.

APPENDIX C—Fees and Expenses, and Net Assets Comparisons
Except as noted, the following tables compare the investment management fees, 12b-1 fees, and total operating expenses (before and after any waivers and reimbursements), as presented in fund prospectuses dated on or about May 1, 2016, or as later supplemented, expressed as an annual percentage of average daily net assets, of each Target Fund and the corresponding Destination Fund.  The expenses for the Destination Funds in proposed Substitutions 2, 3 and 6-10 show expenses expected to be in effect if the relevant Substitutions are approved.
Additionally, the tables below compare the net assets for each Target Fund and corresponding Destination Fund, and show the net assets of each Target Fund held by the Separate Accounts, each as of September 30, 2016.

Proposed Substitution 1
	Target Fund	Destination Fund
	Fidelity VIP FundsManager 50% Portfolio, Service Class 2	AZL Balanced Index Strategy Fund, Class 1
Management Fees	0.25%	0.05%
Distribution (12b-1) Fees	0.25%	0.00%
Other Expenses	0.00%	0.03%
Acquired Fund Fees and Expenses	0.57%	0.62%
Total Annual Fund Operating Expenses	1.07%	0.70%
Fee Waiver/Expense Reimbursement	0.15%[23]	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.92%	0.70%
40 Act Registration File	811-05361	811-21624
33 Act Registration File	033-17704	333-119867

Fund Net Assets (as of September 30, 2016)	$6,433,494,137	$449,159,111
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$32,069,692

23 FMR Co., Inc. (FMRC) has contractually agreed to waive 0.05% of the fund's management fee. This arrangement will remain in effect through April 30, 2017. In addition, Fidelity Management & Research Company (FMR) has contractually agreed to reimburse 0.10% of class-level expenses for Service Class and Service Class 2. This arrangement will remain in effect for at least one year from May 1, 2016, and will remain in effect thereafter as long as Service Class and Service Class 2 continue to be sold to unaffiliated insurance companies. If Service Class and Service Class 2 are no longer sold to unaffiliated insurance companies, FMR, in its sole discretion, may discontinue the arrangement.

Proposed Substitution 224
	Target Fund	Destination Fund
	Oppenheimer Global Strategic Income Fund/VA, Non-Service Class	AZL DFA Five-Year Global Fixed Income Fund, Class 1[25]
Management Fees	0.59%[26]	0.46%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.15%	0.06%
Acquired Fund Fees and Expenses	0.03%	0.00%
Total Annual Fund Operating Expenses	0.77%	0.52%
Fee Waiver/Expense Reimbursement	0.03%[27]	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.74%	0.52%
40 Act Registration File	811-04108	811-09491
33 Act Registration File	2-93177	333-83423

Fund Net Assets (as of September 30, 2016)	$1,756,636,011	$489,171,237
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$4,095,361

24 The fees and expenses of the Destination Fund are those expected to be in effect if Substitution 2 is approved.  If Substitution 2 is approved, management of the Destination Fund will propose a reduction in the Fund's management fee to 0.46%, and, if approved, the management fee and total gross and net annual fund operating expenses shown in the table will become effective on or before the date of the Substitution.
25 Prior to the date of any Substitution, the VIP Trust's Multiple Class Plan will be revised to authorize the creation of Class 1 shares of the AZL DFA Five-Year Global Fixed Income Fund.
26 "Management Fees" reflects the gross management fees paid to the Manager by the Fund during the Fund's most recent fiscal year and the gross management fee of the Subsidiary during the Fund's most recent fiscal year.
27 After discussions with the Fund's Board, the Manager has contractually agreed to waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in funds managed by the Manager or its affiliates. This fee waiver and/or expense reimbursement may not be amended or withdrawn for one year from April 29, 2016, unless approved by the Board.

Proposed Substitution 328
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Templeton Global Bond VIP Fund, Class 1	AZL DFA Five-Year Global Fixed Income Fund, Class 1[29]	Templeton Global Bond VIP Fund, Class 2	AZL DFA Five-Year Global Fixed Income Fund, Class 2
Management Fees	0.46%	0.46%	0.46%	0.46%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.06%	0.06%	0.06%	0.06%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.52%	0.52%	0.77%	0.77%
Fee Waiver/Expense Reimbursement	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.52%	0.52%	0.77%	0.77%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints
0.625%  up to and including $100 million;
0.500% $100 million up to and including $250 million;
0.450% $250 million up to and including $7.5 billion;
0.440% $7.5 billion up to and including $10 billion;
0.430% $10 billion up to and including $12.5 billion;
0.420% $12.5 billion up to and including $15 billion; and
 0.400% over $15 billion.

0.625%  up to and including $100 million;
0.500% $100 million up to and including $250 million;
0.450% $250 million up to and including $7.5 billion;
0.440% $7.5 billion up to and including $10 billion;
0.430% $10 billion up to and including $12.5 billion;
0.420% $12.5 billion up to and including $15 billion; and
 0.400% over $15 billion.

Fund Net Assets (as of September 30, 2016)	$3,134,388,224 Class 1: $273,220,577	$489,171,237 Class 1: n/a	$3,134,388,224 Class 2: $2,767,565,063	$489,171,237
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$21,967,529 (in Class 1)		$830,349,116 (in Class 2)

28 The fees and expenses of the Destination Fund are those expected to be in effect if Substitution 3 is approved.  If Substitution 3 is approved, management of the Destination Fund will propose a reduction in the Fund's management fee to 0.46%, and, if approved, the management fee and total gross and net annual fund operating expenses shown in the table will become effective on or before the date of the Substitution.
29 Prior to the date of any Substitution, the VIP Trust's Multiple Class Plan will be revised to authorize the creation of Class 1 shares of the AZL DFA Five-Year Global Fixed Income Fund.

Proposed Substitution 4
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Franklin U.S. Government Securities VIP Fund, Class 1	AZL Enhanced Bond Index Fund, Class 1[30]	Franklin U.S. Government Securities VIP Fund, Class 2	AZL Enhanced Bond Index Fund, Class 2
Management Fees	0.47%	0.35%	0.47%	0.35%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.03%	0.06%	0.03%	0.06%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.50%	0.41%	0.75%	0.66%
Fee Waiver/Expense Reimbursement	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.50%	0.41%	0.75%	0.66%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints
0.625% up to and including $100 million;
0.500% over $100 million up to and including $250 million;
0.450% over $250 million up to and including $7.5 billion;
0.440% over $7.5 billion up to and including $10 billion;
0.430% over $10 billion up to and including $12.5 billion;
0.420% over $12.5 billion up to and including $15 billion; and
 0.400% over $15 billion.

0.625% up to and including $100 million;
0.500% over $100 million up to and including $250 million;
0.450% over $250 million up to and including $7.5 billion;
0.440% over $7.5 billion up to and including $10 billion;
0.430% over $10 billion up to and including $12.5 billion;
0.420% over $12.5 billion up to and including $15 billion; and
 0.400% over $15 billion.

Fund Net Assets (as of September 30, 2016)	$1,440,558,647 Class 1: $77,820,898	$752,666,221 Class 1: n/a	$1,440,558,647 Class 2: $1,362,737,749	$752,666,221
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$64,488,321 (in Class 1)		$326,737,379 (in Class 2)

30 Prior to the date of any Substitution, the VIP Trust's Multiple Class Plan will be revised to authorize the creation of Class 1 shares of the AZL Enhanced Bond Index Fund.

Proposed Substitution 5
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Templeton Growth VIP Fund, Class 1	AZL Global Equity Index Fund, Class 1[31]	Templeton Growth VIP Fund, Class 2	AZL Global Equity Index Fund, Class 2
Management Fees	0.77%	0.70%	0.77%	0.70%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.03%	0.15%[32]	0.03%	0.15%[33]
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.80%	0.85%	1.05%	1.10%
Fee Waiver/Expense Reimbursement	0.00%	0.39%[34]	0.00%	0.39%[35]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.80%	0.46%	1.05%	0.71%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints
1.000% up to and including $100 million;
0.900% over $100 million up to and including $250 million;
0.800% over $250 million up to and $500 million;
0.750% over $500 million up to and including $1 billion;
0.700% over $1 billion up to and including $5 billion;
0.675% over $5 billion up to and including $10 billion;
0.655% over $10 billion up to and including $15 billion;
0.635% over $15 billion up to and including $20 billion; and
 0.615% over $20 billion.

1.000% up to and including $100 million;
0.900% over $100 million up to and including $250 million;
0.800% over $250 million up to and $500 million;
0.750% over $500 million up to and including $1 billion;
0.700% over $1 billion up to and including $5 billion;
0.675% over $5 billion up to and including $10 billion;
0.655% over $10 billion up to and including $15 billion;
0.635% over $15 billion up to and including $20 billion; and
 0.615% over $20 billion.

Fund Net Assets (as of September 30, 2016)	$1,364,343,552 Class 1: $448,153,357	$113,676,265 Class 1: n/a	$1,364,343,552 Class 2: $871,599,036	$113,676,265
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$70,895,415 (in Class 1)		$261,217,109 (in Class 2)

31 Prior to the date of any Substitution, the VIP Trust's Multiple Class Plan will be revised to authorize the creation of Class 1 shares of the AZL Global Equity Index Fund.
32 Other Expenses have been restated to reflect current estimated expenses.
33 Other Expenses have been restated to reflect current estimated expenses.
34 The Manager and the Fund have entered into a written agreement whereby the Manager has voluntarily reduced the management fee to 0.31% through April 30, 2018. This agreement may be terminated at any time after April 30, 2018.
35 The Manager and the Fund have entered into a written agreement whereby the Manager has voluntarily reduced the management fee to 0.31% through April 30, 2018. This agreement may be terminated at any time after April 30, 2018.

Proposed Substitution 636
	Target Fund	Destination Fund
	BlackRock Global Allocation V.I. Fund, Class III	AZL Moderate Index Strategy Fund, Class 1
Management Fees	0.62%	0.25%
Distribution (12b-1) Fees	0.25%	0.00%
Other Expenses	0.25%	0.05%
Acquired Fund Fees and Expenses	0.00%	0.61%[37]
Total Annual Fund Operating Expenses	1.12%	0.91%
Fee Waiver/Expense Reimbursement	0.13%[38]	0.20%[39]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.99%	0.71%
40 Act Registration File	811-03290	811-09491
33 Act Registration File	002-74452	333-83423
Management Fee Breakpoints
Not exceeding $6 billion = 0.65%
In excess of $6 billion but not more than $8 billion = 0.61%
In excess of $8 billion but not more than $10 billion = 0.59%
In excess of $10 billion but not more than $15 billion = 0.57%
In excess of $15 billion = 0.55%

Fund Net Assets (as of September 30, 2016)	$10,801,930,785	$1,253,496,817
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$1,641,893,502

36 The fees and expenses of the Destination Fund are those expected to be in effect if Substitution 6 is approved.  If Substitution 6 is approved, management of the Destination Fund will propose a reduction in the Fund's management fee to 0.25%, and, if approved, the management fee and total gross and net annual fund operating expenses shown in the table will become effective on or before the date of the Substitution.
37 Acquired Fund Fees and Expenses have been restated to reflect current estimated expenses.
38 As described in the "Management of the Funds" section of the Fund's prospectus, BlackRock Advisors, LLC has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 1.50% (for Class III Shares) of average daily net assets through April 30, 2017. BlackRock Advisors, LLC has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to 0.07% (for Class III Shares) of average daily net assets through April 30, 2017. Each of these contractual agreements may be terminated upon 90 days' notice by a majority of the non-interested directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund.
39 The Manager and the Fund have entered into a written agreement whereby the Manager has voluntarily reduced the management fee to 0.05% through April 30, 2018. This agreement may be terminated at any time after April 30, 2018.

Proposed Substitution 740
	Target Fund	Destination Fund
	Fidelity VIP FundsManager 60% Portfolio, Service Class 2	AZL Moderate Index Strategy Fund, Class 1
Management Fees	0.25%	0.25%
Distribution (12b-1) Fees	0.25%	0.00%
Other Expenses	0.00%	0.05%
Acquired Fund Fees and Expenses	0.63%	0.61%[41]
Total Annual Fund Operating Expenses	1.13%	0.91%
Fee Waiver/Expense Reimbursement	0.15%[42]	0.20%[43]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.98%	0.71%
40 Act Registration File	811-05361	811-09491
33 Act Registration File	033-17704	333-83423
Management Fee Breakpoints

Fund Net Assets (as of September 30, 2016)	$6,737,273,557	$1,253,496,817
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$107,694,124

40 The fees and expenses of the Destination Fund are those expected to be in effect if Substitution 7 is approved.  If Substitution 7 is approved, management of the Destination Fund will propose a reduction in the Fund's management fee to 0.25%, and, if approved, the management fee and total gross and net annual fund operating expenses shown in the table will become effective on or before the date of the Substitution.
41 Acquired Fund Fees and Expenses have been restated to reflect current estimated expenses.
42 FMR Co., Inc. (FMRC) has contractually agreed to waive 0.05% of the fund's management fee. This arrangement will remain in effect through April 30, 2017. In addition, Fidelity Management & Research Company (FMR) has contractually agreed to reimburse 0.10% of class-level expenses for Service Class and Service Class 2. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as Service Class and Service Class 2 continue to be sold to unaffiliated insurance companies. If Service Class and Service Class 2 are no longer sold to unaffiliated insurance companies, FMR, in its sole discretion, may discontinue the arrangement.
43 The Manager and the Fund have entered into a written agreement whereby the Manager has voluntarily reduced the management fee to 0.05% through April 30, 2018. This agreement may be terminated at any time after April 30, 2018.

Proposed Substitution 844
	Target Fund	Destination Fund
	Franklin Founding Funds Allocation VIP Fund, Class 2	AZL Moderate Index Strategy Fund, Class 1
Management Fees	none	0.25%
Distribution (12b-1) Fees	0.25%	0.00%
Other Expenses	0.11%	0.05%
Acquired Fund Fees and Expenses	0.67%	0.61%[45]
Total Annual Fund Operating Expenses	1.03%	0.91%
Fee Waiver/Expense Reimbursement	0.01%[46]	0.20%[47]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.02%	0.71%
40 Act Registration File	811-05583	811-09491
33 Act Registration File	033-23493	333-83423
Management Fee Breakpoints

Fund Net Assets (as of September 30, 2016)	$995,133,629	$1,253,496,817
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$126,788,878

44 The fees and expenses of the Destination Fund are those expected to be in effect if Substitution 8 is approved.  If Substitution 8 is approved, management of the Destination Fund will propose a reduction in the Fund's management fee to 0.25%, and, if approved, the management fee and total gross and net annual fund operating expenses shown in the table will become effective on or before the date of the Substitution.
45 Acquired Fund Fees and Expenses have been restated to reflect current estimated expenses.
46 The fund's administrator has contractually agreed to waive or assume certain expenses so that common expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses and certain non-routine expenses) do not exceed 0.10% until at least April 30, 2017. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.
47 The Manager and the Fund have entered into a written agreement whereby the Manager has voluntarily reduced the management fee to 0.05% through April 30, 2018. This agreement may be terminated at any time after April 30, 2018.

Proposed Substitution 948
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Franklin Income VIP Fund, Class 1	AZL Pyramis Multi-Strategy Fund, Class 1[49]	Franklin Income VIP Fund, Class 2	AZL Pyramis Multi-Strategy Fund, Class 2
Management Fees	0.45%	0.45%	0.45%	0.45%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.01%	0.09%	0.01%	0.09%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.46%	0.54%	0.71%	0.79%
Fee Waiver/Expense Reimbursement	0.00%	0.08%[50]	0.00%	0.08%[51]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.46%	0.46%	0.71%	0.71%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints
0.625% up to and including $100 million;
0.500% over $100 million up to and including $250 million;
0.450% over $250 million up to and including $7.5 billion;
0.440 over $7.5 billion up to and including $10 billion;
0.430% over $10 billion up to and including $12.5 billion;
0.420% over $12.5 billion up to and including $15 billion; and
 0.400% over $15 billion.

0.625% up to and including $100 million;
0.500% over $100 million up to and including $250 million;
0.450% over $250 million up to and including $7.5 billion;
0.440 over $7.5 billion up to and including $10 billion;
0.430% over $10 billion up to and including $12.5 billion;
0.420% over $12.5 billion up to and including $15 billion; and
 0.400% over $15 billion.

Fund Net Assets (as of September 30, 2016)	$6,001,709,173 Class 1: $676,280,502	$687,174,528 Class 1: n/a	$6,001,709,173 Class 2: $5,017,326,472	$687,174,528
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$160,041,931 (in Class 1)		$1,221,206,157 (in Class 2)

48 The fees and expenses of the Destination Fund are those expected to be in effect if Substitution 9 is approved.  If Substitution 9 is approved, management of the Destination Fund will propose a reduction in the Fund's management fee to 0.45%, and, if approved, the management fee and total gross and net annual fund operating expenses shown in the table will become effective on or before the date of the Substitution.
49 Prior to the date of any Substitution, the VIP Trust's Multiple Class Plan will be revised to authorize the creation of Class 1 shares of the AZL Pyramis Multi-Strategy Fund.
50 If Class 1 is created, management of the Destination Fund will propose that the Manager and the Fund enter into a written contract limiting operating expenses, excluding certain expenses (such as interest expense and Acquired Fund Fees and Expenses) to 0.46% through at least April 30, 2018. After that, the Manager may terminate the expense limitation agreement for any reason on 30 days written notice to the Fund. Amounts contractually waived or reimbursed under the expense limitation agreement in a particular fiscal year may be recouped by the Manager within the next three fiscal years to the extent that recoupment will not cause the Fund's expenses to exceed the stated limit during the respective year.
51 The Manager and the Fund have entered into a written contract limiting operating expenses, excluding certain expenses (such as interest expense and Acquired Fund Fees and Expenses) to 0.71% through April 30, 2018. After April 30, 2018, the Manager may terminate the expense limitation agreement for any reason on 30 days written notice to the Fund. Amounts contractually waived or reimbursed under the expense limitation agreement in a particular fiscal year may be recouped by the Manager within the next three fiscal years to the extent that recoupment will not cause the Fund's expenses to exceed the stated limit during the respective year.

Proposed Substitution 1052
	Target Fund	Destination Fund
	PIMCO All Asset Portfolio, Administrative Class	AZL Pyramis Multi-Strategy Fund, Class 2
Management Fees	0.425%[53]	0.45%
Distribution (12b-1) Fees	0.15%	0.25%
Other Expenses	0.00%	0.09%
Acquired Fund Fees and Expenses	0.83%[54]	0.00%
Total Annual Fund Operating Expenses	1.405%[55]	0.79%
Fee Waiver/Expense Reimbursement	0.16%[56]	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.245%[57]	0.79%
40 Act Registration File	811-08399	811-9491
33 Act Registration File	333-37115	333-83423

Fund Net Assets (as of September 30, 2016)	$856,441,310	$687,174,528
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$432,767,119

52 The fees and expenses of the Destination Fund are those expected to be in effect if Substitution 10 is approved.  If Substitution 10 is approved, management of the Destination Fund will propose a reduction in the Fund's management fee to 0.45%, and, if approved, the management fee and total gross and net annual fund operating expenses shown in the table will become effective on or before the date of the Substitution.
53 The Portfolio either currently pays, or will pay, an advisory fee  at an annual rate of 0.175% of the  average daily net assets of the Portfolio.
54 Acquired Fund Fees and Expenses include interest expense of 0.03%. Interest expense is based on the amount incurred during an Underlying PIMCO Fund's most recent fiscal year as a result of entering into certain investments, such as reverse repurchase agreements. Interest expense is required to be treated as an expense of the Underlying PIMCO Fund for accounting purposes and is not payable to PIMCO. The amount of interest expense (if any) will vary based on the Underlying PIMCO Fund's use of such investments as an investment strategy.
55 Total Annual Portfolio Operating Expenses excluding interest expense of the Underlying PIMCO Funds is 1.375% for the Administrative Class shares.
56 PIMCO has contractually agreed, through May 1, 2017, to reduce its advisory fee to the extent that the Underlying PIMCO Fund Expenses attributable to advisory and supervisory and administrative fees exceed 0.64% of the total assets invested in Underlying PIMCO Funds. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. The fee reduction is implemented based on a calculation of Underlying PIMCO Fund Expenses attributable to advisory and supervisory and administrative fees that is different from the calculation of Acquired Fund Fees and Expenses listed in the table above.
57 Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement excluding interest expense of the Underlying PIMCO Funds is 1.215% for the Administrative Class shares.

Proposed Substitution 11
	Target Fund	Destination Fund
	Franklin Strategic Income VIP Fund, Class 2	AZL Pyramis Total Bond Fund, Class 2
Management Fees	0.58%	0.50%
Distribution (12b-1) Fees	0.25%	0.25%
Other Expenses	0.05%	0.07%
Acquired Fund Fees and Expenses	0.01%	0.00%
Total Annual Fund Operating Expenses	0.89%	0.82%
Fee Waiver/Expense Reimbursement	0.01%[58]	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.88%	0.82%
40 Act Registration File	811-05583	811-9491
33 Act Registration File	033-23493	333-83423
Management Fee Breakpoints
0.625% up to $500 million;
0.525% over $500 million up to and including $1 billion;
0.480% over $1 billion up to and including $1.5 billion;
0.435% over $1.5 billion up to and including $6.5 billion;
0.415% over $6.5 billion up to and including $11.5 billion;
0.400% over $11.5 billion up to and including $16.5 billion;
0.390% over $16.5 billion up to and including $19 billion;
0.380% over $19 billion up to and including $21.5 billion; and
 0.370% over $21.5 billion.

Fund Net Assets (as of September 30, 2016)	$700,661,392	$431,284,656
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$1,147,750

58 The investment manager has contractually agreed in advance to reduce its fee as a result of the Fund's investment in a Franklin Templeton money fund (acquired fund) for at least the next 12-month period. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.

Proposed Substitution 12
	Target Fund	Destination Fund
	Columbia VP – Seligman Global Technology Fund, Class 1	AZL Russell 1000 Growth Index Fund, Class 1
Management Fees	1.03%[59]	0.44%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.17%	0.09%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	1.20%	0.53%
Fee Waiver/Expense Reimbursement	0.22%[60]	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.98%	0.53%
40 Act Registration File	811-22127	811-09491
33 Act Registration File	333-146374	333-83423
Management Fee Breakpoints
Up to $500 million 1.030%;
$500 million to $1 billion 1.025%;
$1 billion to $2 billion 1.020%;
$2 billion to $3 billion 0.980%;
$3 billion to $4 billion 0.970%;
$4 billion to $12 billion 0.930%
Over $12 billion 0.920%.

Fund Net Assets (as of September 30, 2016)	$60,238,998	$100,703,672
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$1,021,468

59 Management fees reflect the combination of advisory and administrative services fees under one agreement providing for a single management fee. As a result, other expenses do not include administrative services fees. Advisory fees and administrative services fees paid pursuant to separate prior agreements amounted to 0.95% and 0.08% of average daily net assets of the Fund, respectively.
60 Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until April 30, 2017, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Under this agreement, the Fund's net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 0.98% for Class 1.

Proposed Substitution 13
	Target Fund	Destination Fund
	NFJ Dividend Value Portfolio	AZL Russell 1000 Value Index Fund, Class 2
Management Fees	0.70%	0.44%
Distribution (12b-1) Fees	0.25%	0.25%
Other Expenses	0.22%	0.08%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	1.17%	0.77%
Fee Waiver/Expense Reimbursement	0.17%[61]	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.00%	0.77%
40 Act Registration File	811-22712	811-09491
33 Act Registration File	333-182079	333-83423
Management Fee Breakpoints

Fund Net Assets (as of September 30, 2016)	$87,311,522	$189,511,195
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$3,594,184

61 Total Annual Portfolio Operating Expenses After Expense Reductions reflect the effect of two contractual arrangements entered into by Allianz Global Investors U.S. LLC ("AllianzGI U.S." or the "Manager"). Pursuant to the first arrangement, the Manager has contractually agreed to observe, through April 30, 2017, an irrevocable waiver of a portion of its management fee, which reduces the contractual rate by 0.05%, from 0.70% to 0.65%. Under the second arrangement, the Manager has entered into an Expense Limitation Agreement with the Trust, under which the Manager has contractually agreed to waive its management fee and/or reimburse the Portfolio through April 30, 2017 to the extent that Total Annual Portfolio Operating Expenses, excluding interest, tax, extraordinary expenses and certain credits and other expenses (after giving effect to the management fee waiver referred to in the preceding sentence), exceed 1.00% for the Portfolio. Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment. The Expense Limitation Agreement is terminable by the Trust upon 90 days' prior written notice to the Manager or at any time by mutual agreement of the parties.

Proposed Substitution 14
	Target Fund	Destination Fund
	Davis Financial Portfolio, Class 1	AZL Russell 1000 Value Index Fund, Class 1
Management Fees	0.55%	0.44%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.13%	0.08%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	0.68%	0.52%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.68%	0.52%
40 Act Registration File	811-09293	811-09491
33 Act Registration File	333-76407	333-83423

Fund Net Assets (as of September 30, 2016)	$60,983,965	$189,511,195
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$50,117,512

Proposed Substitution 15
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Franklin Mutual Shares VIP Fund, Class 1	AZL Russell 1000 Value Index Fund, Class 1	Franklin Mutual Shares VIP Fund, Class 2	AZL Russell 1000 Value Index Fund, Class 2
Management Fees	0.69%	0.44%	0.69%	0.44%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.04%	0.08%	0.04%	0.08%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.73%	0.52%	0.98%	0.77%
Fee Waiver/Expense Reimbursement	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.73%	0.52%	0.98%	0.77%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423

Fund Net Assets (as of September 30, 2016)	$4,280,983,744 Class 1: $587,901,263	$189,511,195 Class 1: n/a	$4,280,983,744 Class 2: $3,569,704,689	$189,511,195
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$77,888,193 (in Class 1)		$424,270,199 (in Class 2)

Proposed Substitution 16
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Franklin Rising Dividends VIP Fund, Class 1	AZL Russell 1000 Value Index Fund, Class 1	Franklin Rising Dividends VIP Fund, Class 2	AZL Russell 1000 Value Index Fund, Class 2
Management Fees	0.61%	0.44%	0.61%	0.44%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.02%	0.08%	0.02%	0.08%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.63%	0.52%	0.88%	0.77%
Fee Waiver/Expense Reimbursement	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.63%	0.52%	0.88%	0.77%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints	0.75% up to $500 million; 0.625% over $500 million up to and including $1 billion; and 0.50% in excess of $1 billion.		0.75% up to $500 million; 0.625% over $500 million up to and including $1 billion; and 0.50% in excess of $1 billion.

Fund Net Assets (as of September 30, 2016)	$1,744,398,960 Class 1: $178,338,195	$189,511,195 Class 1: n/a	$1,744,398,960 Class 2: $1,539,584,172	$189,511,195
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$109,943,821 (in Class 1)		$146,440,270 (in Class 2)

Proposed Substitution 17
	Target Fund	Destination Fund
	Dreyfus VIF Appreciation Portfolio, Service Class	AZL S&P 500 Index Fund, Class 2
Management Fees	0.75%	0.17%
Distribution (12b-1) Fees	0.25%	0.25%
Other Expenses	0.05%	0.07%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	1.05%	0.49%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.05%	0.49%
40 Act Registration File	811-05125	811-09491
33 Act Registration File	33-13690	333-83423

Fund Net Assets (as of September 30, 2016)	$405,977,025	$1,281,175,020
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$133,255

Proposed Substitution 18
	Target Fund	Destination Fund
	PIMCO Global Multi-Asset Managed Allocation Portfolio, Administrative Class	PIMCO Balanced Allocation Portfolio, Administrative Class
Management Fees	0.95%[62]	0.71%[63]
Distribution (12b-1) Fees	0.15%	0.15%
Other Expenses	0.05%[64]	0.02%[65]
Acquired Fund Fees and Expenses	0.30%[66]	0.00%
Total Annual Fund Operating Expenses	1.45%[67][68]	0.88%[69][70]
Fee Waiver/Expense Reimbursement	0.28%[71][72][73]	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.17%[74][75]	0.88%
40 Act Registration File	811-08399	811-08399
33 Act Registration File	333-37115	333-37115

Fund Net Assets (as of September 30, 2016)	$793,715,763	$101,507,022
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$197,237,464

62 The Portfolio either currently pays, or will pay, an investment advisory fee at an annual rate of 0.90%  of the average daily net assets of the Portfolio.
63 The Portfolio either currently pays, or will pay, an investment advisory fee at an annual rate of 0.66% of the average daily net assets of the Portfolio.
64 "Other Expenses" reflect interest expense and is based on the amount incurred during the Portfolio's most recent fiscal year as a result of entering into certain investments, such as reverse repurchase agreements. Interest expense is required to be treated as a Portfolio expense for accounting purposes and is not payable to PIMCO. The amount of interest expense (if any) will vary based on the Portfolio's use of such investments as an investment strategy.
65 "Other Expenses" reflect interest expense and is based on the amount incurred during the Portfolio's most recent fiscal year as a result of entering into certain investments, such as reverse repurchase agreements. Interest expense is required to be treated as a Portfolio expense for accounting purposes and is not payable to PIMCO. The amount of interest expense (if any) will vary based on the Portfolio's use of such investments as an investment strategy.
66 Acquired Fund Fees and Expenses include interest expense of 0.01%. Interest expense is based on the amount incurred during an Underlying PIMCO Fund's most recent fiscal year as a result of entering into certain investments, such as reverse repurchase agreements. Interest expense is required to be treated as an expense of the Underlying PIMCO Fund for accounting purposes and is not payable to PIMCO. The amount of interest expense (if any) will vary based on the Underlying PIMCO Fund's use of such investments as an investment strategy.
67 Total Annual Portfolio Operating Expenses excluding interest expense is 1.40% for Administrative Class shares.
68 Total Annual Portfolio Operating Expenses excluding interest expense of the Underlying PIMCO Funds is 1.44% for the Administrative Class shares.
69 Total Annual Portfolio Operating Expenses excluding interest expense is 0.86% for Administrative Class shares.
70 Expense information in the table has been restated to reflect current Management Fees and Acquired Fund Fees and Expenses.
71 PIMCO has contractually agreed, through May 1, 2017, to waive, first, the advisory fee and, second, the supervisory and administrative fee it receives from the Portfolio in an amount equal to the expenses attributable to the Management Fees of Underlying PIMCO Funds indirectly incurred by the Portfolio in connection with its investments in Underlying PIMCO Funds, to the extent the Portfolio's Management Fees are greater than or equal to the Management Fees of the Underlying PIMCO Funds. This waiver renews annually for a full year unless terminated by PIMCO upon at least 30 days' notice prior to the end of the contract term.
72 Certain fees and expenses are not waived or reimbursed, such as direct or indirect (through Acquired Funds) interest expense or dividends paid on borrowed securities, and the expense of investing in Acquired Funds other than certain PIMCO funds. The amount of such expenses will vary based on the Portfolio's use of those investments as an investment strategy best suited to seek the objective of the Portfolio.
73 PIMCO has contractually agreed to waive the Portfolio's advisory fee and the supervisory and administrative fee in an amount equal to the management fee and administrative services fee, respectively, paid by the PIMCO Cayman Commodity Portfolio II Ltd. (the "GMAMA Subsidiary") to PIMCO. The GMAMA Subsidiary pays PIMCO a management fee and an administrative services fee at the annual rates of 0.49% and 0.20%, respectively, of its net assets. This waiver may not be terminated by PIMCO and will remain in effect for as long as PIMCO's contract with the GMAMA Subsidiary is in place.
74 Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement excluding interest expense of the Underlying PIMCO Funds is 1.16% for the Administrative Class shares.
75 Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement excluding interest expense is 1.12% for Administrative Class shares.

Proposed Substitution 19
	Target Fund	Destination Fund
	PIMCO Emerging Markets Bond Portfolio, Administrative Class	PIMCO Global Core Bond (Hedged) Portfolio, Administrative Class
Management Fees	0.85%[76]	0.56%[77][78]
Distribution (12b-1) Fees	0.15%	0.15%
Other Expenses	0.00%	0.00%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	1.00%	0.71%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.00%	0.71%
40 Act Registration File	811-08399	811-08399
33 Act Registration File	333-37115	333-37115

Fund Net Assets (as of September 30, 2016)	$310,737,406	$175,920,525
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$172,971,635

76 The Portfolio either currently pays, or will pay, an investment advisory fee at an annual rate of 0.45%  of the average daily net assets of the Portfolio.
77 Expense information in the table has been restated to reflect current Management Fees.
78 The Portfolio either currently pays, or will pay, an investment advisory fee at an annual rate of 0.25% of the average daily net assets of the Portfolio.

Proposed Substitution 20
	Target Fund	Destination Fund
	PIMCO Global Bond Portfolio (Unhedged), Administrative Class	PIMCO Global Core Bond (Hedged) Portfolio, Administrative Class
Management Fees	0.75[79]	0.56%[80][81]
Distribution (12b-1) Fees	0.15	0.15%
Other Expenses	0.00	0.00%
Acquired Fund Fees and Expenses	0.00	0.00%
Total Annual Fund Operating Expenses	0.90	0.71%
Fee Waiver/Expense Reimbursement	0.00	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.90	0.71%
40 Act Registration File	811-08399	811-08399
33 Act Registration File	333-37115	333-37115

Fund Net Assets (as of September 30, 2016)	$252,121,437	$175,920,525
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$86,690,055

79The Portfolio either currently pays, or will pay, an investment advisory fee at an annual rate of 0.25%  of the average daily net assets of the Portfolio.
80 Expense information in the table has been restated to reflect current Management Fees.
81 The Portfolio either currently pays, or will pay, an investment advisory fee at an annual rate of 0.25% of the average daily net assets of the Portfolio.

Proposed Substitution 21
	Target Fund	Destination Fund
	PIMCO High Yield Portfolio, Administrative Class	PIMCO Total Return Portfolio, Administrative Class
Management Fees	0.60%[82]	0.50%[83]
Distribution (12b-1) Fees	0.15%	0.15%
Other Expenses	0.01%	0.01%[84]
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	0.76%[85]	0.66%[86]
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.76%	0.66%
40 Act Registration File	811-08399	811-08399
33 Act Registration File	333-37115	333-37115

Fund Net Assets (as of September 30, 2016)	$1,141,956,795	$7,956,529,544
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$822,763,288

82 The Portfolio either currently pays, or will pay, an investment advisory fee at an annual rate of 0.25% of the average daily net assets of the Portfolio.
83 The Portfolio either currently pays, or will pay, an investment advisory fee  at an annual rate of 0.25% of the average daily net assets of the Portfolio.
84 "Other Expenses" reflect interest expense and is based on the amount incurred during the Portfolio's most recent fiscal year as a result of entering into certain investments, such as reverse repurchase agreements. Interest expense is required to be treated as a Portfolio expense for accounting purposes and is not payable to PIMCO. The amount of interest expense (if any) will vary based on the Portfolio's use of such investments as an investment strategy.
85 Total Annual Portfolio Operating Expenses excluding interest expense is 0.75% for Administrative Class shares.
86 Total Annual Portfolio Operating Expenses excluding interest expense is 0.65% for Administrative Class shares.

Proposed Substitution 22
	Target Fund	Destination Fund
	PIMCO Real Return Portfolio, Administrative Class[87]	PIMCO Total Return Portfolio, Administrative Class[88]
Management Fees	0.50%	0.50%
Distribution (12b-1) Fees	0.15%	0.15%
Other Expenses	0.13%	0.01%[89]
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	0.78%[90]	0.66%[91]
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.78%	0.66%
40 Act Registration File	811-08399	811-08399
33 Act Registration File	333-37115	333-37115

Fund Net Assets (as of September 30, 2016)	$2,561,648,883	$7,956,529,544
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$461,569,062

87 The Portfolio either currently pays, or will pay, an investment advisory fee at an annual rate of 0.25%  of the average daily net assets of the Portfolio.
88 The Portfolio either currently pays, or will pay, an investment advisory fee at an annual rate of 0.25%  of the  average daily net assets of the Portfolio.
89 "Other Expenses" reflect interest expense and is based on the amount incurred during the Portfolio's most recent fiscal year as a result of entering into certain investments, such as reverse repurchase agreements. Interest expense is required to be treated as a Portfolio expense for accounting purposes and is not payable to PIMCO. The amount of interest expense (if any) will vary based on the Portfolio's use of such investments as an investment strategy.
90 Total Annual Portfolio Operating Expenses excluding interest expense is 0.65% for Administrative Class shares.
91 Total Annual Portfolio Operating Expenses excluding interest expense is 0.65% for Administrative Class shares.

Proposed Substitution 23
	Target Fund	Destination Fund
	PIMCO Unconstrained Bond Portfolio, Administrative Class[92]	PIMCO Total Return Portfolio, Administrative Class[93]
Management Fees	0.90%	0.50%
Distribution (12b-1) Fees	0.15%	0.15%
Other Expenses	0.01%	0.01%[94]
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	1.06%[95]	0.66%[96]
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.06%	0.66%
40 Act Registration File	811-08399	811-08399
33 Act Registration File	333-37115	333-37115

Fund Net Assets (as of September 30, 2016)	$309,311,940	$7,956,529,544
Target Fund Assets Held by Separate Accounts (as of September 30, 2016)	$250,215,562

92 The Portfolio either currently pays, or will pay, an investment advisory fee at an annual rate of 0.60% of the average daily net assets of the Portfolio.
93 The Portfolio either currently pays, or will pay, an investment advisory fee at an annual rate of 0.25%  of the average daily net assets of the Portfolio.
94 "Other Expenses" reflect interest expense and is based on the amount incurred during the Portfolio's most recent fiscal year as a result of entering into certain investments, such as reverse repurchase agreements. Interest expense is required to be treated as a Portfolio expense for accounting purposes and is not payable to PIMCO. The amount of interest expense (if any) will vary based on the Portfolio's use of such investments as an investment strategy.
95 Total Annual Portfolio Operating Expenses excluding interest expense is 1.05% for Administrative Class shares.
96 Total Annual Portfolio Operating Expenses excluding interest expense is 0.65% for Administrative Class shares.

SIGNATURES

IN WITNESS WHEREOF, the Section 26 Applicants and Section 17 Applicants (other than PIMCO Variable Insurance Trust) have caused this Application to be duly signed, in the City of Golden Valley, State of Minnesota, on the 5th day of December, 2016.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, on behalf of itself and its
ALLIANZ LIFE VARIABLE ACCOUNT A
 ALLIANZ LIFE VARIABLE ACCOUNT B

By: /s/ Brian Muench
Name: Brian Muench
 Title: Vice President, Investments

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK, on behalf of itself and its
 ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

By: /s/ Brian Muench
Name: Brian Muench
 Title: Vice President, Investments

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

By: /s/ Brian Muench
Name: Brian Muench
 Title: President

ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST

By: /s/ Brian Muench
Name: Brian Muench
 Title: President

IN WITNESS WHEREOF, PIMCO Variable Insurance Trust (as a Section 17 Applicant) has caused this Application to be duly signed, in the City of Newport Beach, State of California, on the 2nd day of December, 2016.

PIMCO VARIABLE INSURANCE TRUST

By: /s/ Ryan Leshaw
Name: Ryan Leshaw
 Title: Assistant Secretary

EXHIBIT INDEX
A.	Rule 0-2(d) Verifications
B.	Resolutions of Allianz Life Insurance Company of North America, Allianz Life Variable Account A and Allianz Life Variable Account B
C.	Resolutions of Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C
D.	Resolutions of the Allianz Variable Insurance Products Trust and the Allianz Variable Insurance Products Fund of Funds Trust
E.  Resolutions of the PIMCO Variable Insurance Trust

EXHIBIT A

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated December 5, 2016, for and on behalf of Allianz Life Insurance Company of North America, Allianz Life Variable Account A, and Allianz Life Variable Account B that he is Vice President, Investments of Allianz Life Insurance Company of North America; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Muench
Name: Brian Muench

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated December 5, 2016, for and on behalf of Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C; that he is Vice President, Investments of Allianz Life Insurance Company of New York; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Muench
Name: Brian Muench

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated December 5, 2016, for and on behalf of the Allianz Variable Insurance Products Trust; that he is the President of the Trust; and that all action by trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Muench
Name: Brian Muench

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated December 5, 2016, for and on behalf of the Allianz Variable Insurance Products Fund of Funds Trust; that he is the President of the Trust; and that all action by trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Muench
Name: Brian Muench

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated December 2, 2016, for and on behalf of the PIMCO Variable Insurance Trust; that he is the Secretary of the Trust; and that all action by trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Ryan Leshaw
Name: Ryan Leshaw
Title: Assistant Secretary

EXHIBIT B
RESOLUTIONS OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, ALLIANZ LIFE VARIABLE ACCOUNT A AND ALLIANZ LIFE VARIABLE ACCOUNT B
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
 SECRETARY CERTIFICATE

I, the undersigned, do hereby certify that I am the duly elected and qualified Assistant Secretary of Allianz Life Insurance Company of North America, (the "Company"), a corporation organized under the laws of the State of Minnesota, and that the following is a true and correct copy of the resolutions passed on October 28, 2008.
WHEREAS, the Company develops and sells variable insurance products that are registered with the SEC as securities under the Securities Act of 1933 (the "1933 Act") through separate accounts that are registered as investment companies under the Investment Company Act of 1940 (the "1940 Act") and
WHEREAS, in the ordinary course of its business, the Company finds it necessary or desirable, from time to time, to file applications concerning its registered variable insurance products, the mutual funds that serve as investment options for such products, or the separate accounts with the SEC seeking orders of approval or exemption under the 1933 Act, the 1940 Act, and/or the Securities Exchange Act of 1934 in connection with provisions of such Acts and rules thereunder (the "Applications");
RESOLVED, that the President and the Chief Investment Officer of the Company, and any Senior Vice President or Vice President of the Company responsible for the Company's variable products and/or the investment options available through such variable products, be and hereby are authorized and directed to prepare and execute the Applications, and to file the Applications with the SEC on behalf of and in the name of the Company and Allianz Life Variable Account A and Allianz Life Variable Account B (and/or other separate accounts of the Company), and to take all other actions and make such other additional filings as they deem necessary and appropriate to effect the purposes that give rise to the need for the Applications;
RESOLVED FURTHER, that upon receiving from the SEC Orders of Approval and Orders of Exemption as a result of the Applications, the aforementioned officers of the Company are hereby authorized to effectuate the transactions and take the actions contemplated by the Applications;
RESOLVED FURTHER, that a report shall be submitted to the Board of Directors of the Company, at least two times per year at scheduled meetings, describing all Applications submitted pursuant to the authority granted by these resolutions and any actions taken in response to such Applications;
RESOLVED FURTHER, that the authority granted by these resolutions shall remain in effect until such time as it is revoked by a resolution duly adopted by the Board of Directors of the Company.

IN TESTIMONY WHEREOF, I have hereunto set my hand and executed this Certificate on behalf of the Company this 5th day of December, 2016.

/s/ Kara L. B. Barrow

Kara L. B. Barrow
 Assistant Secretary

STATE OF MINNESOTA
COUNTY OF HENNEPIN

On this 5th day of December, 2016, before me personally came Kara L. B. Barrow, known to me to be the person described in and who executed the foregoing Certificate, who being duly sworn, did say that she is the Assistant Secretary of Allianz Life Insurance Company of North America, and in and on behalf of which the foregoing Certificate was made; that the statements contained in the foregoing Certificate are true in substance and in fact; that said Certificate was executed on behalf of said corporation by authority of its Board of Directors; and the said Kara L. B. Barrow acknowledged that she executed the same as her free act and deed and acknowledged the same to be the free act and deed of said corporation.

/s/ Ann T. Davis

Notary Public State of Minnesota
My Commission Expires January 31, 2020

EXHIBIT C
RESOLUTIONS OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK AND ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
 SECRETARY CERTIFICATE

I, the undersigned, do hereby certify that I am the duly elected and qualified Assistant Secretary of Allianz Life Insurance Company of New York, (the "Company"), a corporation organized under the laws of the State of New York, and that the following is a true and correct copy of the resolutions passed on December 13, 2008.
WHEREAS, the Company develops and sells variable insurance products that are registered with the U.S. Securities and Exchange Commission (the "SEC") as securities under the Securities Act of 1933 (the "1933 Act") through separate accounts that are registered as investment companies under the Investment Company Act of 1940 (the "1940 Act") and
WHEREAS, in the ordinary course of its business, the Company finds it necessary or desirable, from time to time, to file applications concerning its registered variable insurance products, the mutual funds that serve as investment options for such products, or the separate accounts with the SEC seeking orders of approval or exemption under the 1933 Act, the 1940 Act, and/or the Securities Exchange Act of 1934 in connection with provisions of such Acts and rules there under (the "Applications");
RESOLVED, that the President and Chief Investment Officer of the Company, and any Senior Vice President or Vice President of the Company responsible for the Company's variable products and/or the investment options available through such variable products be and hereby are authorized and directed to prepare and execute the Applications, and to file the Applications with the SEC on behalf of and in the name of the Company and Allianz Life of New York Variable Account C (and/or other separate accounts of the Company), and to take all other actions and make such other additional filings as they deem necessary and appropriate to effect the purposes that give rise to the need for the Applications;
RESOLVED FURTHER, that upon receiving from the SEC Orders of Approval and Orders of Exemption as a result of the Applications, the aforementioned officers of the Company are hereby authorized to effectuate the transactions and take the actions contemplated by the Applications.
RESOLVED FURTHER, that a report shall be submitted to the board of directors of the Company, at least two times per year at scheduled meetings of the board, describing all Applications submitted pursuant to the authority granted by these resolutions and any actions taken in response to such Applications;
RESOLVED FURTHER, that the authority granted by these resolutions shall remain in effect until such time as it is revoked by a resolution duly adopted by the Board of Directors of the Company.

IN TESTIMONY WHEREOF, I have hereunto set my hand and executed this Certificate on behalf of the Company this 5th day of December, 2016.

/s/ Kara L. B. Barrow

Kara L. B. Barrow
 Assistant Secretary

STATE OF MINNESOTA
COUNTY OF HENNEPIN

On this 5th day of December, 2016, before me personally came Kara L. B. Barrow, known to me to be the person described in and who executed the foregoing Certificate, who being duly sworn, did say that she is the Assistant Secretary of Allianz Life Insurance Company of New York, and in and on behalf of which the foregoing Certificate was made; that the statements contained in the foregoing Certificate are true in substance and in fact; that said Certificate was executed on behalf of said corporation by authority of its Board of Directors; and the said Kara L. B. Barrow  acknowledged that she executed the same as her free act and deed and acknowledged the same to be the free act and deed of said corporation.

/s/ Ann T. Davis

Notary Public State of Minnesota
My Commission Expires January 31, 2020

EXHIBIT D

RESOLUTIONS OF ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST AND ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST

ASSISTANT SECRETARY'S CERTIFICATE
OF
ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST
AND
ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST

I, Erik T. Nelson, a duly elected and acting Assistant Secretary of Allianz Variable Insurance Products Trust and of the Allianz Variable Insurance Products Fund of Funds Trust, hereby certify that the resolutions set forth below were duly adopted by the Board of Trustees of the Trusts at an in-person meeting of the Board on September 21, 2016:

WHEREAS, the series of the Allianz Variable Insurance Products Trust and of the Allianz Variable Insurance Products Fund of Funds Trust (together, the "Trusts") act as investment options that underlie certain investment subaccounts of Allianz Life Insurance Company of North America and Allianz Life Insurance Company of New York (the "Companies"); and

WHEREAS, the Companies desire to replace shares of certain underlying investment options, which are not series of the Trusts, with shares of certain series of the Trusts (the "Substitution"); and

WHEREAS, prior to effecting the Substitution, the Companies must obtain from the Securities and Exchange Commission (the "SEC") an order of approval pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act") ("Order of Approval") and an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the 1940 Act ("Order of Exemption"); and

WHEREAS, the Companies plan to file with the SEC an application for an Order of Approval and an Order of Exemption (the "Application"), and the Trusts have been asked to participate in such Application as parties requesting relief pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the 1940 Act;

NOW THEREFORE BE IT RESOLVED, that the Application and the Trusts' participation in the Application, in substantially the form discussed at the meeting, be, and it hereby is, approved, with such changes as are deemed appropriate and necessary by the proper officers of the Trusts; and

FURTHER RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized and directed to file the Application with the SEC on behalf of and in the name of the Trusts, and to take all other actions and make such other additional filings as they deem necessary and appropriate to obtain the Order of Approval and Order of Exemption.

Date: December 2, 2016
/s/ Erik T. Nelson
Erik T. Nelson
Assistant Secretary

STATE OF MINNESOTA
COUNTY OF HENNEPIN

On this 2nd day of December, 2016, before me personally came Erik T. Nelson, known to me to be the person described in and who executed the foregoing Certificate, who being duly sworn, did say that he is the Assistant Secretary of Allianz Variable Insurance Products Trust, and in and on behalf of which the foregoing Certificate was made; that the statements contained in the foregoing Certificate are true in substance and in fact; that said Certificate was executed on behalf of said Trust by authority of its Board of Trustees; and the said Erik T. Nelson acknowledged that he executed the same as his free act and deed and acknowledged the same to be the free act and deed of said Trust.

/s/ Ann T. Davis

Notary Public State of Minnesota
My Commission Expires January 31, 2020

EXHIBIT E

RESOLUTIONS OF PIMCO VARIABLE INSURANCE TRUST

PIMCO VARIABLE INSURANCE TRUST
Secretary's Certificate
I, the undersigned, do hereby certify that I am the duly elected and qualified Assistant Secretary of PIMCO Variable Insurance Trust, a Delaware statutory trust, and that the following is a true and correct copy of the resolutions adopted on November 2, 2016:
WHEREAS, PIMCO Variable Insurance Trust (the "Trust") acts as a mutual fund that underlies some of the investment sub-accounts for insurance companies, including Allianz Life Insurance Company of North America and its affiliates (collectively, the "Companies"); and

WHEREAS, the Companies desire to substitute shares of each Target Portfolio with shares of the corresponding Destination Portfolio (the "Substitutions") as described below:

Target Portfolios	Destination Portfolios
PIMCO Global Multi-Asset Managed Allocation Portfolio - Administrative Class	PIMCO Balanced Allocation Portfolio -Administrative Class
PIMCO Emerging Markets Bond Portfolio - Administrative Class	PIMCO Global Core Bond (Hedged) Portfolio - Administrative Class
PIMCO Global Bond Portfolio (Unhedged) - Administrative Class	PIMCO Global Core Bond (Hedged) Portfolio - Administrative Class
PIMCO High Yield Portfolio - Administrative Class	PIMCO Total Return Portfolio - Administrative Class
PIMCO Real Return Portfolio - Administrative Class	PIMCO Total Return Portfolio - Administrative Class
PIMCO Unconstrained Bond Portfolio - Administrative Class	PIMCO Total Return Portfolio - Administrative Class

; and

WHEREAS, prior to effecting the Substitutions, the Companies must obtain from the Securities and Exchange Commission (the "SEC") an order of approval pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act") ("Order of Approval"), and an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the 1940 Act ("Order of Exemption"); and

WHEREAS, the Companies plan to file with the SEC an application for an Order of Approval and an Order of Exemption as discussed at the meeting (the "Application"), and the Trust has been asked to participate in such Application as a party requesting relief pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the 1940 Act; therefore be it

RESOLVED, that the Application discussed at the meeting be, and it hereby is, approved, with such changes as are deemed appropriate and necessary by the proper officer of the Trust; and further

RESOLVED, that the proper officers of the Trust be, and they hereby are, authorized and directed to file the Application with the SEC on behalf of and in the name of the Trust, and to take all other actions and make such other additional filings as they deem necessary and appropriate to obtain the Order of Approval and Order of Exemption.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 2nd day of December, 2016.
PIMCO VARIABLE INSURANCE TRUST
/s/ Ryan G. Leshaw Name: Ryan G. Leshaw Title: Assistant Secretary